Confidential draft registration statement Amendment No. 2 submitted to the Securities and Exchange Commission on February 5, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Arcus Biosciences, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	47-3898435
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Terry Rosen, Ph.D.

Chief Executive Officer

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Marcia A. Hatch Heidi E. Mayon Richard C. Blake Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Blvd. Redwood City, CA 94063 (650) 321-2400	Jennifer Jarrett Chief Business and Financial Officer Arcus Biosciences, Inc. 3928 Point Eden Way Hayward, CA 94545 (510) 694-6261	Kenneth L. Guernsey Jonie I. Kondracki Charles S. Kim Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2018

PRELIMINARY PROSPECTUS

             Shares

Arcus Biosciences, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling              shares of our common stock in this offering. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $        and $        per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RCUS.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to             additional shares from us at the public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares to purchasers on or about                     , 2018.

Citigroup	Goldman Sachs & Co. LLC	Leerink Partners

Prospectus dated                     , 2018

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for the period from April 30, 2015 (inception) to December 31, 2015 and the nine months ended September 30, 2017 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Arcus,” “the company,” “we,” “us,” and “our” refer to Arcus Biosciences, Inc.

Arcus Biosciences, Inc.

Company Overview

We are a clinical-stage biopharmaceutical company focused on creating innovative cancer immunotherapies by leveraging underexploited biological opportunities. Specifically, we target well-characterized biological pathways with significant scientific data supporting their importance in regulating the immune response against cancer and for which either there are no molecules in development or those that exist have suboptimal profiles. To exploit these pathways, we have built a robust and highly efficient discovery capability to create and optimize highly differentiated small-molecule immuno-oncology product candidates. Since our inception in 2015, we have built a broad portfolio of small-molecule and antibody product candidates that we plan to develop together as intra-portfolio combinations. We have initiated clinical trials for our two most advanced product candidates, both of which are expected to generate data in 2018, and we expect clinical data from our first intra-portfolio combinations in the first half of 2019. We plan to advance two additional product candidates into clinical trials by the end of 2018. Members of the Arcus team have worked together for more than 10 years discovering innovative small-molecule product candidates while at companies such as Tularik Inc., Amgen, Inc. and Flexus Biosciences, Inc.

Our initial focus is on the ATP-adenosine pathway, a key driver of immunosuppression in the tumor microenvironment. Decades of scientific research have demonstrated that extracellular adenosine, generated by the CD73 enzyme, acts as a powerful inhibitor of immune cell activity. The compelling therapeutic rationale for inhibition of the ATP-adenosine pathway has led several companies to repurpose for oncology existing adenosine A2aR receptor antagonists that were originally designed for the treatment of central nervous system indications. We believe our lead product candidate, AB928, which we designed using our small-molecule discovery capability, is the first adenosine receptor antagonist that effectively blocks the adenosine receptor in the tumor microenvironment and potently inhibits both the adenosine 2a receptor (A2aR) and the adenosine 2b receptor (A2bR). Our in vitro studies have demonstrated that AB928 reverses adenosine-induced immunosuppression and inhibits the A2aR and A2bR receptors more potently and effectively than the other adenosine receptor antagonists in clinical development. In addition to AB928, we have created a small-molecule inhibitor of CD73, AB680, which could represent another powerful approach to inhibiting the ATP-adenosine pathway, and have generated additional potential product candidates against ATP-adenosine and other important immuno-oncology pathways using our internal discovery capability.

As the immuno-oncology market evolves toward the use of combination therapies, a key element of our strategy is to build a broad portfolio of product candidates that target a wide range of immune mechanisms, which will enable us to pursue multiple intra-portfolio combinations. Consistent with this strategy, we are developing antibody drug candidates that are currently considered the foundation for combination therapies in immuno-oncology, or backbone therapy, or that have the potential to be future backbone therapies, such as our in-licensed antibodies targeting the immune checkpoint receptors PD-1 and TIGIT. Our strategy is to create differentiated combination products by combining these antibodies with our internally discovered small-molecule product candidates.

Our Product Portfolio

The following chart summarizes our product pipeline and our upcoming milestones. We currently hold world-wide rights to all of our product candidates other than the rights to AB122 in China and five other countries that are outside of the United States, Europe and Japan. In addition, Taiho Pharmaceutical Co., Ltd. (Taiho) has an option to exclusively license the development and commercialization rights to each of our programs for Japan and certain other territories in Asia (excluding China).

*	For more details on the solid tumor types that we plan to pursue in our Phase 1/2 trials for AB928 + AB122 and AB928 + chemotherapy, please see “Business—Our Clinical Development Strategy for AB928.”

We are rapidly advancing our two lead, internally discovered, small-molecule product candidates, the profiles of which are summarized below.

•	AB928. Our lead adenosine receptor antagonist, AB928, is an orally bioavailable, highly potent, reversible antagonist of the A2aR and A2bR receptors. We believe that AB928 is the first adenosine receptor antagonist in clinical development to be designed specifically for the biology of the tumor microenvironment and has multiple advantages over other adenosine receptor antagonists in clinical development, including: (i) significantly greater potency under conditions that closely resemble the tumor microenvironment, for example, high concentrations of adenosine and albumin, (ii) inhibition of both the A2aR and A2bR receptors, (iii) low penetration through the blood-brain barrier, (iv) high penetration of tumor tissue and (v) attractive pharmacokinetics, with high oral bioavailability and a human half-life that enables once-daily dosing. AB928 is currently in a Phase 1 trial in healthy volunteers. This trial will provide us with significant insights into the safety, pharmacokinetic and pharmacodynamic profiles of AB928, which could allow us to initiate the dose-escalation portions of our planned Phase 1/2 combination trials in cancer patients at a higher dose than would otherwise be possible. To date, we have administered single doses up to 150 mg, which we believe is sufficient to inhibit 90% of A2R activation, and have observed no safety issues. We expect to report final safety, pharmacokinetic and pharmacodynamic data from this trial and to initiate dose-escalation trials in cancer patients of AB928 in combination with AB122, our anti-PD-1 antibody, and in combination with chemotherapy, in the second quarter of 2018. We are planning to explore AB928 in a variety of solid tumors supported by biological and commercial rationale, as described in more detail in “Business—Our Clinical Development Strategy for AB928.” We are also focused on the identification of additional molecules that block adenosine 2 receptor signaling and have identified a second dual A2aR/A2bR antagonist (A003105) as well as a selective A2aR antagonist (A002926).

•	AB680. Our lead CD73 inhibitor, AB680, is a highly potent, reversible and selective inhibitor of the CD73 enzyme and is expected to be the first small-molecule inhibitor of CD73 to enter clinical development. As CD73 plays a critical role in the extracellular generation of adenosine, AB680 may provide a highly effective approach to preventing adenosine-mediated immune suppression. We expect to advance AB680 for intravenous dosing into a Phase 1 trial in the second half of 2018. Similar to AB928, we plan to follow this trial with Phase 1/2 dose escalation trials which will explore AB680 in combination with other agents in multiple solid tumor types where we believe the ATP-adenosine pathway plays an important role. Based upon its projected pharmacokinetic profile, AB680 has the potential to be administered on the same dosing schedule as our anti-PD-1 antibody, AB122, and various chemotherapeutic agents, which would be attractive from a patient compliance and commercial perspective. We also plan to advance into preclinical development a small-molecule CD73 inhibitor that can be dosed orally, and expect to select such oral development candidate in 2018.

We have in-licensed two antibody drug candidates that represent current or potential backbone therapies, the profiles of which are summarized below:

•	AB122. Our anti-PD-1 antibody, AB122, is a fully human antibody with similar binding affinity and other characteristics to the marketed anti-PD-1 antibodies, pembrolizumab and nivolumab. AB122 is currently in a Phase 1 dose-escalation trial in cancer patients in Australia. We expect to initiate a Phase 1/2 trial of AB122 in combination with AB928 in cancer patients during the second quarter of 2018 and to report safety, pharmacokinetic and pharmacodynamic data from our ongoing Phase 1 trial of AB122 in cancer patients in the third quarter of 2018. We also plan to develop AB122 in combination with our other small-molecule and antibody product candidates. We expect to initiate an expansion cohort to evaluate AB122 as a single agent in tumor types known to be responsive to an anti-PD-1 therapy in the second half of 2018.

•	AB154. Our anti-TIGIT antibody, AB154, is a humanized antibody that inhibits a unique immune checkpoint target involved in a pathway that plays both inhibitory and stimulatory roles in the immune system. We plan to submit our first regulatory application for AB154 to initiate a dose escalation trial to evaluate AB154 as a single agent and in combination with AB122 in mid-2018. A variety of tumor types associated with high expression of CD155 and TIGIT will be explored.

We have initiated several other programs against promising immuno-oncology targets such as arginase, and we expect to select a development candidate in 2018 and file an IND or foreign regulatory application for the first development candidate from one of these programs by early 2019.

Background on the Immuno-Oncology Market

For decades, it has been understood that the immune system can be harnessed to eradicate and prevent the proliferation of cancer cells. Unfortunately, multiple early clinical trial failures discouraged the biopharmaceutical industry from making a significant investment in immuno-oncology. However, when the immune checkpoint inhibitor ipilimumab, which blocks the function of a receptor called CTLA-4, generated positive Phase 3 data in melanoma in 2010, demonstrating a longer survival rate in patients with very advanced disease, the biopharmaceutical industry’s view of the importance of immuno-oncology changed significantly.

Following the ipilimumab data, biopharmaceutical companies focused their development efforts on another class of immune checkpoint inhibitors that includes anti-PD-1 antibodies, which block the PD-1 receptor found on T cells, B cells and myeloid cells, and anti-PD-L1 antibodies, which block the PD-L1 ligand on cancer cells. Collectively, anti-CTLA-4, anti-PD-1 and anti-PD-L1 antibodies represent the first generation of immune checkpoint inhibitors. According to EvaluatePharma, a life sciences market intelligence firm, by 2022, these antibody products are expected to generate revenues of approximately $30 billion globally.

Despite the success of the first generation of immune checkpoint inhibitors, patient response rates for single-agent therapy are relatively low. For example, the two approved anti-PD-1 antibodies, when administered as single agents, have only demonstrated response rates of approximately 30% in melanoma patients, and the majority of these patients see their disease ultimately progress. The response rates in other tumor types are even lower. In addition, these therapies have not demonstrated meaningful single-agent activity in many of the most prevalent types of cancer, such as breast, prostate, pancreatic, ovarian and colorectal.

To address the limitations of single-agent immuno-oncology therapy, a significant academic and industry effort is now underway to evaluate combinations of anti-PD-1/PD-L1 antibodies with other agents in order to achieve higher response rates and longer overall survival. The challenge remains to identify and develop combinations that will ultimately succeed in important clinical settings. We believe that we are uniquely positioned to address this opportunity by pursuing mechanisms and combinations supported by strong biological rationale derived from existing and evolving scientific data sets.

Our Focus on Scientifically Validated Immuno-Oncology Pathways

To exploit the significant opportunity in the immuno-oncology market in the most efficient manner and to maximize the addressable patient population for our portfolio, we focus on the following:

•	Scientifically Validated Pathways. Academia has spent decades elucidating the biology behind the immune system’s role in cancer, generating a large amount of information on pathways and potential therapeutic targets. However, much of this information has yet to be translated into the discovery of high-quality product candidates. We are focusing on biological pathways for which we can leverage this body of existing scientific knowledge to rapidly generate highly differentiated, small-molecule drug candidates and to identify promising combination therapies and clinical settings in which to pursue them.

•	Broad Range of Mechanisms. Currently approved immuno-oncology therapeutics target a relatively narrow spectrum of the immune system. We are focused on developing product candidates that act against a broad range of mechanisms that enable tumors to evade eradication by the immune system.

•	Ubiquitously Important Targets. We focus on targets that are ubiquitous, meaning that they are believed to play an important role in a broad range of human cancer types and settings. For example, CD73, the key enzyme responsible for the generation of extracellular adenosine, has been found to be over-expressed in many tumor types, implying that the generation of extracellular adenosine is a relatively common occurrence in human cancer. As such, we expect to pursue the development of AB928, AB680, and our other product candidates in multiple tumor types, utilizing an adaptive trial design that will allow us to explore several combination settings in parallel, starting with relatively small patient cohorts.

Our Approach to Building a Broad and Differentiated Portfolio

To exploit the potential of these scientifically well understood immuno-oncology pathways and targets, we are focusing our internal discovery effort on novel small-molecule product candidates. While all immuno-oncology agents approved to date are large molecules, we believe that both small and large molecule modalities will be critical in addressing the many different immune-mediated pathways that may be dysregulated in a patient’s tumor. As many immuno-oncology pathways are not amenable to intervention by antibodies or protein therapeutics, we expect that small-molecule approaches will allow us to access a significantly greater number of potential targets. In addition, in some cases, small molecules may prove superior to large-molecule approaches against the same target. For example, we have shown in in vitro studies that our small-molecule CD73 inhibitors can achieve a greater degree of CD73 inhibition than certain antibodies against this target that are in clinical development.

Our internal discovery effort is designed to create and advance small-molecule product candidates with the ideal pharmacological properties for the tumor micro-environment and the target of interest. Small-molecule drugs against the same biological target can be highly differentiated from each other based on their respective pharmacokinetic, pharmacodynamic and biophysical properties. For example, many small-molecule drugs are potent when tested in buffer solution but lose a significant amount of this potency in physiologically relevant media such as blood or tumor tissue. We rigorously test our molecules in whole blood or other physiologically relevant systems and only advance molecules that retain a high degree of activity when tested under such “real world” conditions. We also design our molecules to have the ideal pharmacological properties for the targeted pathway and the desired clinical effect.

To support our intra-portfolio combinations, we are also developing antibody product candidates that target what we believe are some of the most important immune checkpoint receptors, including PD-1 and TIGIT, and that we expect to be critical components of our future intra-portfolio combinations.

Our Internal Discovery Capability and Team

Our discovery capability and organization have enabled the rapid and efficient generation of small-molecule immuno-oncology drug candidates, which we believe have the potential to be highly differentiated, if approved. In the case of our A2R antagonist program, we identified the first compounds in February 2016, synthesized AB928 in December 2016, and initiated our first clinical trial of AB928 in November 2017, essentially progressing from program initiation to first subject dosed within 21 months. We believe our discovery capability and our expertise and efficiency will allow us to replicate the rapid timeline that we achieved with AB928.

We have assembled a management team with highly relevant experience in immuno-oncology, small-molecule drug discovery and clinical development. Members of our scientific and senior management team, including our founders, Dr. Terry Rosen and Dr. Juan Jaen, have demonstrated their ability to rapidly discover product candidates, most recently at Flexus Biosciences, Inc., which was acquired by Bristol-Myers Squibb in 2015 for its preclinical-stage IDO-1 enzyme inhibitor, now called BMS-986205, approximately 18 months after the company’s formation. Prior to Flexus, several members of our senior management team worked together at Amgen, Inc. and prior to that at Tularik Inc. (which was acquired by Amgen). While we believe that our experienced management team represents an important competitive advantage, the historical results, past performance and/or acquisition of companies with which members of our management team have been affiliated, including Flexus, do not necessarily predict or guarantee similar results for our company.

Since our inception in 2015, we have raised approximately $227 million in equity capital from investors that have significant life sciences experience and that share our vision to create a leading company in the immuno-oncology field, including: GV (formerly Google Ventures), The Column Group, Foresite Capital, Wellington Management Company LLP, EcoR1 Capital, BVF Partners L.P., Decheng Capital, Invus Opportunities, Hillhouse, Aisling Capital, Novartis Institute for BioMedical Research, Inc., Celgene Corporation, Stanford University, Taiho Ventures and DROIA Oncology Ventures. This equity capital includes approximately $22 million in investments made by our founders and management.

Our Strategy

Our objective is to transform the treatment of cancer by creating a broad portfolio of innovative immuno-oncology therapeutics and developing combinations that offer significant improvement over current treatment options. To achieve this objective, we are pursuing the following strategies:

•	Rapidly advance our lead product candidates and combinations through clinical development in multiple tumor types. We plan to pursue development strategies, such as initiating clinical trials in healthy volunteers for certain of our product candidates and utilizing adaptive trial designs, that will potentially allow us to expedite the development of our product candidates and to rapidly generate meaningful clinical data.

•	Pursue combinations and tumor types based on strong biological rationales. We are pursuing therapeutic combinations supported by strong biological rationales that suggests synergy between the agents. We are also selecting tumor types that we believe will be most sensitive to our product candidates’ mechanisms of action, such as those that have high CD73 expression and T cell infiltration in the case of AB928 and AB680.

•	Control, or otherwise secure access to, all the components of our desired therapeutic combinations. We plan to secure access to product candidates that will be critical components of our intra-portfolio combinations, as we did with our anti-PD-1 and anti-TIGIT antibodies. By having these assets in our portfolio, we can better control the combinations we pursue, as well as capture a greater share of the commercial value of the combination products.

•	Continue to expand our pipeline of novel small-molecule product candidates. More than 80% of our workforce is dedicated to research and development, and we plan to continue to invest in our discovery capability and to expand our pipeline. By the end of 2018, we expect to have filed at least four regulatory applications to initiate clinical trials in the United States or other countries, including two for product candidates that we discovered and developed in-house.

•	Retain significant economic and commercial rights to our programs in key geographic areas. We plan to retain significant economic and commercial rights to our portfolio in the United States and certain other regions. We have pursued and will continue to evaluate opportunities to out-license rights to our product candidates in regions in which we are unlikely to pursue development and commercialization on our own, as was the case with our option and license agreement with Taiho for Japan and certain other territories in Asia (excluding China).

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We are an early-stage immuno-oncology company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

•	Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

•	Our product candidates are in the early stages of development. We only recently began clinical trials to test some of our product candidates in humans and, as a company, we have limited experience in this area.

•	Clinical drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•	We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, or if we are not able to differentiate our small molecules from other products which are approved or in development, then our commercial opportunity will be reduced or eliminated.

•	Serious adverse events, undesirable side effects or other unexpected properties of our product candidates, or reports of any such occurrences or lack of efficacy by third parties that are developing the same product candidates in other territories, may be identified during development or after approval, which could adversely affect our clinical development programs or otherwise limit the commercial potential of our product candidates.

•	We rely on third parties to conduct our clinical trials, manufacture our product candidates and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs, including our clinical trials, may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•	We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these product candidates or both, which would adversely affect our business and prospects.

•	If we are unable to obtain and maintain patent protection for our current or any future product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•	We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements and only two years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002 (the Sarbanes Oxley Act);

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We may choose to take advantage of some but not all of these reduced reporting burdens. We would cease to be an emerging growth company if we have more than $1.07 billion in annual gross revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were incorporated in Delaware on April 30, 2015. Our principal executive offices are located at 3928 Point Eden Way, Hayward, CA 94545, and our telephone number is (510) 694-6200. Our website address is www.arcusbio.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

Arcus Biosciences and the Arcus Biosciences logo are the property of Arcus. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

The Offering

Issuer	Arcus Biosciences, Inc.

Shares of common stock we are offering	shares

Shares of common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters the option, exercisable for 30 days following the date of this prospectus, to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The principal purposes of this offering are to increase our financial flexibility and create a public market for our common stock. We intend to use the net proceeds from this offering as follows: (i) approximately $ million to fund the clinical development of AB928 (our dual A2aR/A2bR antagonist) and AB122 (our anti-PD-1 antibody) and (ii) the remaining proceeds to fund the development of other product candidates in our pipeline, including AB680 (our CD73 inhibitor) and AB154 (our anti-TIGIT antibody), our drug discovery and optimization programs, and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company. See “Use of Proceeds” on page 66.

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed NYSE symbol	“RCUS”

The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of December 31, 2017, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of December 31, 2017 with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after December 31, 2017 with a weighted-average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of shares of common stock that were reserved for issuance under our 2015 Stock Plan as of December 31, 2017, shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering and shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. We expect that the number of shares reserved for issuance under each of our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan will be increased automatically on the first business day of each of our fiscal years, by a number equal to the smallest of (i) shares, (ii) % of the shares of common stock outstanding on the last business day of the prior fiscal year or (iii) the number of shares determined by our board of directors. On the date immediately prior to the date of this prospectus, we expect that any remaining shares available for issuance under our 2015 Stock Plan will be added to the shares reserved under our 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under our 2015 Stock Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock immediately prior to and in connection with the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares; and

•	no exercise or cancellation of outstanding options or acceleration of vesting of any restricted stock subsequent to December 31, 2017; however, any such awards issued under our 2015 Stock Plan that expire, terminate or are forfeited will become available for issuance under our 2018 Equity Incentive Plan.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The statement of operations data for the fiscal year ended December 31, 2016, and the balance sheet data as of December 31, 2016, are derived from our audited financial statements and related notes included elsewhere in this prospectus. You should read these data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
(in thousands, except share and per share data)	2016	2017
Statement of Operations Data:
Collaboration and license revenue	$—
Operating expenses:
Research and development	14,247
General and administrative	3,935

Total operating expenses	18,182

Loss from operations	(18,182)
Interest and other income, net	212

Net loss	$(17,970)

Net loss per common share, basic and diluted(1)	$(5.25)

Weighted-average number of common shares used to compute basic and diluted net loss per common share	3,421,370

Pro forma net loss per common share, basic and diluted (unaudited)(1)
Weighted-average number of common shares used to compute pro forma basic and diluted net loss per common share (unaudited)

(1)	See Note to our audited financial statements for an explanation of the calculation of our historical and pro forma basic and diluted net loss per common share.

	As of December 31, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$98,896
Working capital(4)	94,145
Total assets	109,702
Convertible preferred stock	119,454
Accumulated deficit	(20,152)
Total stockholders’ deficit	(19,994)

(1)	The pro forma column in the balance sheet data above gives effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.
(2)	The pro forma as adjusted column gives effect to the adjustments described in footnote (1) above and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and stockholders’ (deficit) equity by $ million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming the initial public offering price per share remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.
(4)	We define working capital as current assets less current liabilities. See our audited financial statements for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Information Regarding Forward-Looking Statements.”

Risks Related to our Limited Operating History, Financial Position and Capital Requirements

We are an early-stage immuno-oncology company with a very limited operating history. We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We are an early-stage immuno-oncology company with a very limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. Our operations have been limited to organizing and staffing our company, business planning, raising capital, identifying potential product candidates, establishing licensing arrangements and/or acquiring any necessary technology, and undertaking research and preclinical studies and clinical trials of our product candidates. All of our product candidates are in early development, and none have been approved for commercial sale. We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2016 and December 31, 2017, our net losses were $18.0 million and $        million, respectively. As of December 31, 2017, we had an accumulated deficit of $        million. We expect that it will be several years, if ever, before we have a product candidate ready for commercialization. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future as we advance our product candidates. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

To become and remain profitable, we must develop and eventually commercialize a product with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenues that are significant or large enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of December 31, 2017, we had $        million in cash, cash equivalents and short-term investments. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our anticipated level of operations through at least the next 12 months without the proceeds from this offering. With the expected net proceeds from this offering, we believe that our cash, cash equivalents and short-term investments will be sufficient to fund the clinical development of AB928 and AB122, including cohort expansion studies, into 2020. Accordingly, the expected net proceeds from this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

We have based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the scope and costs of manufacturing development and commercial manufacturing activities;

•	the timing and amount of milestone payments, if any, we receive from Taiho Pharmaceuticals Co., Ltd. (Taiho) under our option and license agreement (the Taiho Agreement);

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the cost, timing and outcome of regulatory review of our product candidates;

•	the cost and timing of establishing sales and marketing capabilities, if any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

•	the costs associated with being a public company; and

•	the cost associated with commercializing our product candidates, if they receive marketing approval.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval. In addition, our product candidates, if approved, may not achieve product sales or commercial success. We do not expect to have any products commercially available for sale for many years, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

The amount of our future losses is uncertain and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	our ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•	our ability to obtain marketing approval for our product candidates, and the timing and scope of any such approvals we may receive;

•	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to develop additional product candidates;

•	the level of demand for our product candidates should they receive approval, which may vary significantly;

•	the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;

•	the changing and volatile U.S. and global economic environments; and

•	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery and Development of our Product Candidates

Our product candidates are in the early stages of development. We only recently began clinical trials to test some of our product candidates in humans and, as a company, we have limited experience in this area.

We are early in our development efforts and most of our operations to date have been limited to drug discovery and preclinical studies. Our two lead product candidates entered Phase 1 clinical trials in November 2017 and we plan to advance two additional product candidates into Phase 1 clinical trials in 2018. As a result, we will need to expand our clinical operations, quality and regulatory capabilities to support these activities.

To date, we have not had any interactions with the FDA regarding our product candidates or an investigational new drug application (IND) to authorize us to conduct clinical trials in the United States. Our ongoing Phase 1 clinical trials are being conducted outside the United States. Because of our lack of interaction with the FDA, we may not learn of certain information or data that the FDA may request until after we begin such interactions or, without such interaction, submit our IND in the future, which may necessitate conducting additional preclinical studies or generating such information at significant time and expense, including under a clinical hold imposed on the IND. Even if we conducted the additional studies or generated the additional information requested, the FDA could disagree that we have satisfied their requirements, all of which will cause significant delays to our programs.

In part because of our limited infrastructure, experience conducting clinical trials as a company and regulatory interactions, we cannot be certain that our clinical trials will be completed on time, that our planned clinical trials will be initiated on time, if at all, that our planned development programs would be acceptable to the FDA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized.

Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on our ability to successfully complete the above activities and any other activities required for the successful development and eventual commercialization of one or more of our product candidates. The success of our product candidates will further depend on factors such as:

•	successful completion of preclinical studies;

•	approval of IND or other regulatory applications for our planned clinical trials or future clinical trials;

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing manufacturing capabilities or arrangements with third party manufacturers for clinical supply and, if and when approved, for commercial supply;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in combination with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	developing and implementing marketing and reimbursement strategies;

•	obtaining and maintaining third party coverage and adequate reimbursement;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates;

•	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all; and

•	maintaining a continued acceptable safety profile of any product following approval.

If we do not achieve one or more of these factors in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

Clinical drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

The research and development of drugs and biological products is an extremely risky industry. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, can take many years to complete and its outcome is uncertain.

The results of preclinical and early clinical trials of our product candidates and other products with the same mechanism of action may not be predictive of the results of later-stage clinical trials. Clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biopharmaceutical industry have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval. Furthermore, as more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

We currently have two product candidates in clinical development and their risk of failure is high. We are unable to predict if these product candidates or any of our future product candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. If we are unable to complete preclinical or clinical trials of current or future product candidates, due to safety concerns, or if the results of these trials are not satisfactory to convince regulatory authorities of their safety or efficacy, we will not be able to obtain marketing approval for commercialization. Even if we are able to obtain marketing approvals for any of our product candidates, those approvals may be for indications that are not as broad as desired or may contain other limitations that would adversely affect our ability to generate revenue from sales of those products. Moreover, if we are not able to differentiate our product against other approved products within the same class of drugs, or if any of the other circumstances described above occur, our business would be materially harmed and our ability to generate revenue from that class of drugs would be severely impaired.

A key element of our strategy is the development of intra-portfolio combinations. If we are not successful in discovering, developing and commercializing product candidates that take advantage of different mechanisms of action to achieve superior outcomes relative to the use of single agents or other combination therapies, our ability to achieve our strategic objectives would be impaired.

A key element of our strategy is to build a broad portfolio of product candidates that will allow for the development of intra-portfolio combinations. We believe that by developing or licensing these product candidates, we can control the combinations we pursue and, if and when approved, maximize the commercial potential of these combinations.

However, these combinations have not been tested before and may fail to demonstrate synergistic activity against immunological targets, may fail to achieve superior outcomes relative to the use of single agents or other combination therapies, may exacerbate adverse events associated with one of the product candidates when used as monotherapy, or may fail to demonstrate sufficient safety or efficacy traits in clinical trials to enable us to complete those clinical trials or obtain marketing approval for the combination therapy. We expect that AB122 will form the backbone of many of our intra-portfolio combinations. In the event that AB122, which is currently in a Phase 1 trial, were to fail to demonstrate sufficient safety and efficacy, we would need to identify alternatives for accessing an anti-PD-1 antibody. In the event we are unable to do so, or are unable to do so on commercially reasonable terms, our business and prospects would be materially harmed. All of our product candidates are targeting mechanisms that other companies are pursuing as either monotherapy or combination products. Please see “Business—Competition” for a discussion of our competitors. As such, even if we are successful in developing combination therapies, competition from other product candidates in the same class which are either already approved or further along in development than ours may prevent us from realizing the commercial potential of our combination therapies and prevent us from achieving our strategic objectives.

Our intra-portfolio combination strategy relies on discovering, developing and commercializing highly differentiated small molecules. If we are not able to differentiate our small molecules from other products which are approved or in development, our business prospects would be materially adversely affected.

Our combination therapy strategy relies on discovering and developing differentiated small molecules with optimal pharmacologic properties for the targeted pathway to complement our antibody product candidates, which we believe will form the backbone of our combination therapies. We conduct in our laboratories those activities that we consider to be critical for creating a development candidate with optimal properties. These activities include medicinal chemistry, assay development, assessment of compound potency and selectivity, in vitro and in vivo pharmacokinetic profile evaluation, in vivo pharmacology and exploratory safety evaluation, among others. As such, we have invested heavily in these internal capabilities and over 80% of our current workforce is dedicated to research and development. If the small molecules that we discover and design do not have optimal pharmacologic properties, or are not differentiated from other product candidates in development, either through their efficacy or toxicity profile, our product development activities, business and prospects would be materially harmed.

Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

To date, we have only tested AB928 in healthy volunteers and AB122 in a limited number of oncology subjects. As we continue our development of these product candidates and initiate clinical trials of our additional product candidates, serious adverse events, undesirable side effects or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Even if our product candidates initially show promise in these early clinical trials, the side effects of drugs are frequently only detectable after they are tested in large, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications. If serious adverse or unexpected side effects are identified during development and are determined to be attributed to our product candidate, we may be required to develop a Risk Evaluation and Mitigation Strategy (REMS) to mitigate those serious safety risks, which could impose significant distribution and use restrictions on our products.

Drug-related side effects could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties investigating the same product candidates as us in different territories, which could adversely affect our development program.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties investigating the same product candidates as us in different territories. For example, we and Harbin Gloria Pharmaceuticals Co. Ltd. (Gloria Pharmaceuticals) each licensed our rights to the same anti-PD-1 antibody (which we refer to as AB122) from WuXi Biologics (Cayman) Inc. (WuXi Biologics). Gloria Pharmaceuticals refers to this antibody as GLS-010 and is conducting clinical trials with GLS-010 in China. We have no control over their clinical trials or development program, and lack of efficacy, adverse events or undesirable side effects experienced by subjects in their clinical trials could adversely affect our development of AB122 or even the viability of AB122 as a product candidate. We may be required to report Gloria Pharmaceuticals’ adverse events or unexpected side effects to the FDA or comparable foreign regulatory authorities, which could, among other things, order us to cease further development of AB122. We may face similar risks if Taiho exercises its option to license development rights to any of our programs under the Taiho Agreement.

Enrollment and retention of subjects in clinical trials is expensive and time consuming, can be made more difficult or rendered impossible by competing treatments or clinical trials of competing product candidates in the same or other indications, and could result in significant delays and additional costs in our product development activities, or in the failure of such activities.

We may encounter delays in enrolling, or be unable to enroll and maintain, a sufficient number of subjects to complete any of our clinical trials. Patient enrollment and retention in clinical trials is a significant factor in the timing of clinical trials and depends on many factors, including the size of the patient population required for analysis of the trial’s primary endpoints, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the product candidate, the number and nature of competing products or product candidates and ongoing clinical trials of competing product candidates for the same indication, the proximity of subjects to clinical trial sites, the eligibility criteria for the clinical trial and our ability to obtain and maintain subject consents.

For example, enrollment of oncology subjects in our AB122 clinical trial may be hampered by nivolumab from Bristol-Myers Squibb and pembrolizumab from Merck, both of which are approved and on the market. Subjects may opt to be treated with an approved product with substantially more safety and efficacy data as is currently available for our anti-PD-1 antibody product candidate. Bristol-Myers Squibb and Merck may also be conducting clinical trials of these products in additional indications, and some of those clinical sites may also participate in our clinical trials, which could reduce the number of subjects available for our clinical trials at those sites.

Furthermore, any negative results that we may report in clinical trials of our product candidates may make it difficult or impossible to recruit and retain subjects in other clinical trials of that same product candidate. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates. Failures in planned subject enrollment or retention may result in increased costs or program delays and could render further development impossible.

Certain of our product candidates may require companion diagnostics in certain indications. Failure to successfully develop, validate and obtain regulatory clearance or approval for such tests could harm our product development strategy or prevent us from realizing the full commercial potential of our product candidates.

Certain of our product candidates may require companion diagnostics to identify appropriate patients for those product candidates in certain indications. Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as a medical device and may require separate regulatory authorization prior to commercialization. We may rely on third parties for the design, development, testing and manufacturing of these companion diagnostics, the application for and receipt of any required regulatory authorization, and the commercial supply of these companion diagnostics. If these parties are unable to successfully develop companion diagnostics for these product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected and we may not be able to obtain marketing authorization for these product candidates. Furthermore, our ability to market and sell, as well as the commercial success, of any of our product candidates that require a companion diagnostic will be tied to, and dependent upon, the receipt of required regulatory authorization and the continued ability of such third parties to make the companion diagnostic commercially available on reasonable terms in the relevant geographies. Any failure to develop, validate, obtain and maintain marketing authorization for a companion diagnostic and supply such companion diagnostic will harm our business, results of operations and financial condition.

The design or our execution of our ongoing and future clinical trials may not support marketing approval.

The design or execution of a clinical trial can determine whether its results will support marketing approval, and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials with the same product candidate due to numerous factors, including differences in trial protocols, size and type of the patient populations, variable adherence to the dosing regimen or other protocol requirements and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we conduct will demonstrate consistent or adequate efficacy and safety to obtain marketing approval to market our product candidates.

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether marketing approval will be obtained for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registrational trials. The FDA or comparable foreign regulatory authorities may disagree with our trial designs and our interpretation of data from preclinical studies or clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA or other comparable foreign regulatory authorities’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or comparable foreign regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates, if approved.

Both of our current clinical trials are being conducted outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

Both of our current clinical trials are being conducted outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. We cannot assure you that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our product candidates on the potential treatment of certain indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Any termination or suspension of, or delays in the commencement or completion of, our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials in the United States for our product candidates, we must submit the results of preclinical testing to the FDA along with other information, including information about product candidate chemistry, manufacturing and controls, or CMC, and our proposed clinical trial protocol, as part of an IND. We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	the FDA placing the clinical trial on hold;

•	subjects failing to enroll or remain in our trial at the rate we expect;

•	subjects choosing an alternative treatment or other product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	any interruptions or delays in the supply of our product candidates for our clinical trials;

•	a facility manufacturing any of our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of good manufacturing practice (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•	any failure or delay in reaching an agreement with contract research organizations (CROs) and clinical trial sites;

•	third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or regulatory requirements or other third parties not performing data collection or analysis in a timely or accurate manner;

•	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other comparable foreign regulatory authorities for violations of applicable regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications;

•	one or more Institutional Review Boards (IRBs) refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	changes in regulatory requirements and policies, which may require us to amend clinical trial protocols to comply with these changes and resubmit our clinical trial protocols to IRBs for reexamination.

Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize the commercial prospects of our product candidates and our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. For example, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Further, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly. Any termination of any clinical trial of our product candidates will harm our commercial prospects and our ability to generate revenues.

We may not be successful in our efforts to identify or discover additional product candidates in the future.

Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our inability to design such product candidates with the pharmacological properties that we desire or attractive pharmacokinetics; or

•	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable compounds for preclinical and clinical development, we will not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we do not achieve our product development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and as a result our share price may decline.

Drug development is inherently risky and uncertain. We cannot be certain that we will be able to:

•	complete IND-enabling preclinical studies in time to initiate clinical trials in the timeframes we announce;

•	obtain sufficient clinical supply of our product candidates to support our ongoing or planned clinical trials;

•	initiate our clinical trials within the timeframes we announce;

•	enroll and maintain a sufficient number of subjects to complete any of our clinical trials; or

•	analyze the data collected from any completed clinical trials in the timeframes we announce.

The actual timing of our development milestones can vary significantly compared to our estimates, in some cases for reasons beyond our control. If we are unable to achieve our goals within the timeframes we announce, the commercialization of our product candidates may be delayed and, as a result, the stock price of our common stock could fall and you may lose all of your investment.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. Most of our product candidates currently target mechanisms for which there are no currently approved products. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our medicines for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the prevalence and severity of any side effects.

Risks Related to Manufacturing, Commercialization and Reliance on Third Parties

We rely on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are and expect to remain dependent on third parties to conduct our ongoing Phase 1 clinical trials and any future clinical trials of our product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, Australian Therapeutic Goods Administration and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

We contract with third parties for the manufacturing and supply of product candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.

We do not have any manufacturing facilities. We produce in our laboratory relatively small quantities of compounds for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates are approved. We currently have limited manufacturing arrangements and expect that each of our product candidates will only be covered by single source suppliers for the foreseeable future. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a New Drug Application (NDA) or Biologics Licensing Application (BLA) on a timely basis and must adhere to the FDA’s Good Laboratory Practice regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of our third-party contractor manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP regulations.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on commerically reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third party’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms and comply with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

•	loss of the cooperation of an existing or future collaborator, including option exercises by Taiho under the Taiho Agreement;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from conducting clinical trials and developing our product candidates.

In order to conduct clinical trials of our product candidates, we will need to manufacture them in large quantities. We, or our manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we or our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical to late stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.

The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living cells. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Any product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While the processes to implement the BPCIA have not yet been fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

AB122 and AB154 are biological products and we may develop additional biological products in the future. We believe that any of our current and future product candidates approved as a biological product under a BLA should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing.

Even if we receive marketing approval, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

If the market opportunities for any product that we or our strategic partners develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

We are focused on the development of treatments for cancer. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA laws and regulations or those of comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad, or (iv) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt a code of conduct applicable to all of our employees upon the completion of this offering, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.

We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our medicines on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any medicines that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market our medicines effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Risks Related to our In-Licenses and Other Strategic Agreements

We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these product candidates or both, which would adversely affect our business and prospects.

We rely, in part, on license and other strategic agreements, which subject us to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations for achievement of certain milestones and royalties on product sales, negative covenants and other material obligations. If we fail to comply with the obligations under our license agreements or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may not be able to develop, manufacture, market or sell the products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement and any other product candidates being developed or tested in combination. For example, we intend to test many of our small-molecule product candidates with AB122, which we in-licensed from WuXi Biologics. In the event we breach our license agreement with WuXi Biologics, and WuXi Biologics terminates our license agreement, we would be unable to test those combinations, or we would have to negotiate a new or reinstated agreement, which may not be available to us on equally favorable terms, or at all.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research program or product candidate and our business, financial condition, results of operations and prospects could suffer.

We may not realize the benefits of any acquisitions, in-license or other collaborations or strategic alliances that we enter into.

We have entered into in-license agreements with multiple licensors and an option agreement to out-license certain of our product candidates in select markets and in the future may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into collaboration agreements, strategic partnerships or license our products, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business.

We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement. For example, the Taiho Agreement provides us with non-dilutive capital to fund our operations and a strategic development and commercialization partner for our product candidates in Japan and certain other Asian territories. If Taiho does not exercise any of its options to our development programs, our capital requirements relating to our development programs will significantly increase and we may need to seek a new partner in order to develop and commercialize our product candidates in the territories optioned by Taiho. Failure to realize the benefits of any collaborations or strategic alliances may further cause us to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any planned sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we will need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

We may wish to acquire rights to future assets through in-licensing or may attempt to form collaborations in the future with respect to our product candidates, but may not be able to do so, which may cause us to alter or delay our development and commercialization plans.

The development and potential commercialization of our product candidates will require substantial additional capital to fund expenses. We have entered into an option and license agreement with Taiho for the potential development and commercialization of our product candidates in Japan and certain other Asian territories. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates in other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

•	the potential market for the product candidate;

•	the costs and complexities of manufacturing and delivering such product candidate to patients;

•	the potential of competing products;

•	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

•	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Managing our obligations under our in-license agreements and our option agreement may divert management time and attention, causing delays or disruptions to our business.

We have entered into and may in the future enter into in-license agreements with multiple licensors and a strategic option agreement, which subject us to various obligations, including diligence obligations, reporting and notification obligations, payment obligations for achievement of certain milestone as well as other material obligations. We may need to devote substantial time and attention to ensuring that we successfully integrate these transactions into our existing operations and are compliant with our obligations under these agreements, which may divert management’s time and attention away from our research and development programs or other day-to-day activities.

Our in-license and strategic agreements are also complex and certain provisions in those agreements may be susceptible to multiple interpretations. In the event of any disagreement about the interpretation of these provisions, our management may need to devote a disproportionate amount of its attention to resolving these disagreements. Such disruptions may cause delays in our research and development programs and other business objectives.

Our operating activities may be restricted by certain covenants in our license and other strategic agreements, which could limit our development and commercial opportunities.

In connection with certain of our acquisitions, in-license or other collaborations or strategic alliances, we may agree to and be bound by negative covenants which may limit our development and commercial opportunities. For example, pursuant to our in-license of anti-PD-1 antibodies from WuXi Biologics, we made certain covenants to not commercialize any anti-PD-1 antibody licensed or obtained by us after the date of the license agreement with WuXi Biologics other than anti-PD-1 antibodies licensed from WuXi Biologics, subject to certain exceptions as set forth in our license agreement with WuXi Biologics. Furthermore, we agreed in our license agreement that WuXi Biologics would be our exclusive manufacturer of anti-PD-1 antibodies licensed thereunder until a certain number of years has elapsed following commercialization of such an anti-PD-1 antibody and that we would utilize WuXi Biologics as our exclusive provider of CMC development services for our biologic product candidates for three years from the date of our license agreement, subject to certain exceptions in each case. These exclusivity provisions may inhibit our development efforts, prevent us from forming strategic collaborations to develop and potentially commercialize any other anti-PD-1 antibody product candidates and may materially harm our business, financial condition, results of operations and prospects.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and research programs. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued which protect our product candidates or their intended uses or which effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in post-grant review procedures, oppositions, derivations, reexaminations, or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have pending U.S. and foreign patent applications in our portfolio, however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors,

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and/or

•	whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the U.S. Patent and Trademark Office (USPTO) or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. For example, we are aware of certain patents owned or exclusively licensed by Bristol-Myers Squibb (BMS) having claims directed broadly to treating cancer with anti-PD-1 antibodies (the BMS Patents), which expire in 2023 and 2024. The BMS Patents are currently the subject of litigation between BMS and several other parties. If the validity of the BMS Patents is upheld following all such challenges, and if we receive regulatory approval for AB122 prior to expiration of the BMS Patents, then we may need to delay our commercialization of AB122 or we may need to obtain a license from BMS, which license may not be available on commercially reasonable terms, or at all. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. As such, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our product candidate, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

Risks Related to our Business Operations

We are highly dependent on the services of our founders, Terry Rosen, Ph.D., who serves as our Chief Executive Officer, and Juan Jaen, Ph.D., who serves as our President.

We are highly dependent on the services of our founders, Terry Rosen, Ph.D., who serves as our Chief Executive Officer, and Juan Jaen, Ph.D., who serves as our President. Although we have entered into employment agreements with them, they are not for a specific term and each of them may terminate their employment with us at any time, though we are not aware of any present intention of either of these individuals to leave us. We maintain “key person” insurance on each of them, but not for any of our other executives or employees.

Drs. Rosen and Jaen have significant experience identifying and developing biopharmaceuticals. Drs. Rosen and Jaen were previously the founders of Flexus Biosciences, Inc., which was acquired by Bristol-Myers Squibb approximately 18 months after it was founded to access its IDO-1 enzyme inhibitor. Previously, Dr. Rosen was Vice President of Therapeutic Discovery at Amgen, overseeing large and small-molecule drug discovery efforts, and Dr. Jaen was Senior Vice President, Drug Discovery and Chief Scientific Officer at ChemoCentryx, having built a track record of efficiently moving quality product candidates from discovery into clinical development across a wide range of therapeutic areas, including oncology. We believe that their drug discovery and development experience, and overall biopharmaceutical company management experience, would be difficult to replace. Furthermore, the historical results, past performance and/or acquisitions of companies with which they were affiliated, including Flexus, do not necessarily predict or guarantee similar results for our company.

Drs. Rosen and Jaen have certain other business and personal commitments outside of serving as the Chief Executive Officer and President of Arcus, including serving on the boards of other companies and foundations. Drs. Rosen and Jaen are defendants in an ongoing litigation with Incyte Corporation related to their previous company, Flexus Biosciences, Inc., alleging misappropriation of trade secrets, which litigation our founders believe has no merit. While such litigation involves no claims against our company, our founders may be required to focus time on the defense of such litigation, and any adverse developments in the litigation could affect our company’s reputation.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 1, 2017, we had 78 full-time employees. As we advance our research and development programs, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must;

•	identify, recruit integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates, both as monotherapy and in combination with other intra-portfolio product candidates; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our clinical trials and the manufacture of our product candidates. We cannot assure you that the services of such third party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of our product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive biopharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. We conduct our operations in the San Francisco Bay Area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our product candidates and to grow our business and operations as currently contemplated.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our product candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our product candidates. To obtain marketing approval in many foreign countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for our product candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.

The development and commercialization of new products is highly competitive. We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop immunotherapies for the treatment of cancer. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors also may obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Other products in the same class as some of our product candidates have already been approved or are further along in development. With respect to our dual adenosine receptor antagonist, AB928, we are aware of several other companies that are developing selective adenosine receptor antagonists, including AstraZeneca/MedImmune, Corvus, iTEOS, Merck and Novartis. For our small-molecule CD73 inhibitor, AB680, we are aware of several pharmaceutical companies developing antibodies against this target, including AstraZeneca/MedImmune, Bristol-Myers Squibb, Corvus, Innate Pharma, Merck and Surface Oncology. Regarding our anti-PD-1 antibody, AB122, multiple large pharmaceutical companies have already received regulatory approvals for their anti-PD-1/PD-L1 antibodies, including AstraZeneca, Bristol-Myers Squibb, Merck, Pfizer in partnership with Merck Kgaa, and Roche/Genentech and there are also many other anti-PD-1 and anti-PD-L1 antibodies in clinical development. With respect to our anti-TIGIT antibody, AB154, we are aware of several pharmaceutical companies developing antibodies against this target including Bristol-Myers Squibb, Merck, OncoMed and Genentech. As more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenues and financial condition would be materially and adversely affected.

Many of our competitors, such as large pharmaceutical and biotechnology companies like AstraZeneca/MedImmune, Bristol-Myers Squibb, Merck, Novartis and Roche/Genentech, have longer operating histories and significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, and availability of reimbursement. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

The development and commercialization of AB122 may face strong competition from other anti-PD-1 antibodies that have already received marketing approval by larger companies with substantial resources and more experience developing, manufacturing and commercializing biologic compounds.

As discussed above, some companies, such as AstraZeneca, Bristol-Myers Squibb, Merck, Pfizer in partnership with Merck Kgaa and Roche/Genentech, have anti-PD-1/PD-L1 antibodies that are approved and on the market, and other companies are developing anti-PD-1/PD-L1 antibodies for various oncology indications that are further along in development than AB122. This competitive environment could limit our development opportunities for AB122 or compromise our ability to successfully enroll our ongoing and future clinical trials with AB122 by limiting the availability of clinical trial investigators, sites and/or subjects which could slow, delay or limit the progress of AB122’s development. As a result of these or other problems and risks, we may never receive marketing approval for AB122, may not realize the full commercial potential of AB122 as monotherapy or in combination with our other product candidates, may never recoup our financial investment or may never generate significant value or revenues from this asset.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. Certain data breaches must be reported to affected individuals and the government, and in some cases to the media, under provisions of the Health Insurance Portability and Accountability Act (HIPAA), other U.S. federal and state law, and financial penalties may also apply. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our drug candidates could be delayed.

While we have not experienced any such system failure, accident or security breach to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our headquarters and main research facility are located in the San Francisco Bay Area, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. We currently conduct both of our clinical trials outside of the United States and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials more costly to operate. Furthermore, the most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We conduct clinical development operations through our Australian wholly owned subsidiary. If we lose our ability to operate in Australia, our business and results of operations may suffer.

In September 2017, we formed a whollyowned Australian subsidiary, Arcus Biosciences Australia Pty Ltd, to develop our product candidates in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as our lack of experience operating in Australia, we may not be able to efficiently or successfully monitor any clinical trials we conduct in Australia nor the development of our product candidates in Australia.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Unused losses generated after December 31, 2017, under new tax legislation will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. In addition, both our current and our future unused losses may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. As a result, if we earn net taxable income our pre-2018 net operating loss carryforwards may expire prior to being used, our net operating loss carryforwards generated in 2018 and thereafter will be subject to a percentage limitation and, if we undergo an ownership change, our ability to use all of our pre-change net operating loss carryforwards (NOLs) and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, President Trump signed into law new legislation that significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. We do not expect this tax legislation to have a material impact to our current projection of minimal cash taxes for the near future. However, we continue to examine the impact that this tax legislation may have on our business in the longer term. Accordingly, notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax legislation on holders of our common stock is also uncertain and could be adverse. We urge prospective investors to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Risks Related to Our Industry

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or termination of clinical trials;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	initiation of investigations by regulators;

•	significant costs to defend the related litigation and diversion of management’s time and our resources;

•	substantial monetary awards to study subjects or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as our product candidates advance through clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our industry is highly regulated by the FDA and comparable foreign regulatory agencies. We must comply with extensive, strictly enforced regulatory requirements to develop, obtain, and maintain marketing approval for any of our product candidates.

Securing FDA or comparable foreign regulatory approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy for its intended use. It takes years to complete the testing of a new drug or biologic and development delays and/or failure can occur at any stage of testing. Any of our present and future clinical trials may be delayed, halted, not authorized, or approval of any of our products may be delayed or may not be obtained due to any of the following:

•	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or comparable foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent marketing approval;

•	negative or inconclusive results from a preclinical test or clinical trial or adverse events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a development program to be terminated, even if other studies relating to the development program are ongoing or have been completed and were successful;

•	the FDA or comparable foreign regulatory authorities can place a clinical hold on a trial if, among other reasons, it finds that subjects enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•	the facilities that we utilize, or the processes or facilities of third party vendors, including without limitation the contract manufacturers who will be manufacturing drug substance and drug product for us or any potential collaborators, may not satisfactorily complete inspections by the FDA or comparable foreign regulatory authorities; and

•	we may encounter delays or rejections based on changes in FDA policies or the policies of comparable foreign regulatory authorities during the period in which we develop a product candidate or the period required for review of any final marketing approval before we are able to market any product candidate.

In addition, information generated during the clinical trial process is susceptible to varying interpretations that could delay, limit, or prevent marketing approval at any stage of the approval process. Moreover, early positive preclinical or clinical trial results may not be replicated in later clinical trials. As more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Failure to demonstrate adequately the quality, safety and efficacy of any of our product candidates would delay or prevent marketing approval of the applicable product candidate. We cannot assure you that if clinical trials are completed, either we or our potential collaborators will submit applications for required authorizations to manufacture or market potential products or that any such application will be reviewed and approved by appropriate regulatory authorities in a timely manner, if at all.

Even if we receive marketing approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to restrictions, withdrawal from the market, or penalties if we fail to comply with applicable regulatory requirements or if we experience unanticipated problems with our product candidates, when and if approved.

Once marketing approval has been granted by the FDA and comparable foreign regulatory authorities, the approved product and those entities within the product’s supply chain are subject to continual review by the applicable regulatory authorities. Any marketing approval that we receive for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up trials or surveillance to monitor the safety and efficacy of the product. In addition, if the FDA and comparable foreign regulatory authorities approve any of our product candidates, we will be subject to extensive and ongoing regulatory requirements with regard to labeling, packaging, adverse event reporting, storage, distribution, advertising, promotion, recordkeeping and submission of safety and other post-market information. Manufacturers of our products and manufacturers’ facilities are required to comply with cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation.

Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to continual review and periodic inspections by the FDA and other comparable foreign regulatory authorities for compliance with cGMP regulations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and other comparable regulatory authorities and to comply with requirements concerning advertising and promotion for our products. If we, any future collaboration partner or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the collaboration partner, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing.

The FDA as well as other comparable regulatory authorities closely regulate the post-approval marketing and promotion of therapeutic products to ensure they are marketed only for the approved indications and in accordance with the provisions of the approved labeling and regulatory requirements. The FDA and other comparable regulatory authorities also impose stringent restrictions on communications regarding off-label use and if we do not restrict the marketing of our products only to their approved indications, we may be subject to enforcement action for off-label marketing. If we, our product candidates or the manufacturing facilities for our product candidates are not found to be in compliance with regulatory requirements of the FDA and comparable foreign regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including:

•	warning letters or untitled letters;

•	mandated modifications to promotional materials or the required provision of corrective information to healthcare practitioners;

•	restrictions imposed on the product or its manufacturers or manufacturing processes;

•	restrictions imposed on the labeling or marketing of the product;

•	restrictions imposed on product distribution or use;

•	requirements for post-marketing clinical trials;

•	suspension of any ongoing clinical trials;

•	suspension of or withdrawal of marketing approval;

•	voluntary or mandatory product recalls and publicity requirements;

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications filed by us;

•	restrictions on operations, including costly new manufacturing requirements;

•	seizure or detention of our products;

•	refusal to permit the import or export of our products;

•	required entry into a consent decree, which can include imposition of various fines (including restitution or disgorgement of profits or revenue), reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	civil or criminal penalties; or

•	injunctions.

Widely publicized events concerning the safety risk of certain products have resulted in their withdrawal from the market, revisions to product labeling that further limit use of the products and the imposition by the FDA of REMS to ensure that the benefits of the product outweigh its risks. In addition, because of the serious public health risks of high profile adverse safety events with certain products, the FDA may require, as a condition of approval, costly REMS programs.

The regulatory requirements and policies may change and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we or any future collaboration partner are not able to maintain regulatory compliance, we or such collaboration partner, as applicable, will not be permitted to market our future products and our business will suffer.

In the European Union, various penalties and sanctions exist in different EU Member States for non-compliance with the EU marketing authorization procedure. The European Commission may also impose financial penalties on the holders of marketing authorizations if they fail to comply with certain obligations in connection with the authorizations. If we or our potential collaborators fail to comply with applicable EU, or other foreign jurisdictions, regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH). Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

International data protection laws, including Directive 95/46/EC (EU Data Protection Directive) and EU Member State implementing legislation, may also apply to health-related and other personal information obtained outside of the United States. The EU Data Protection Directive and the national implementing legislation of the individual EU Member States impose strict obligations on the ability to process health-related and other personal information of EU data subjects, including in relation to collection, analysis and transfer. These include several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The EU Data Protection Directive prohibits the transfer of personal data to countries outside of the European Economic Area (EEA) such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, uncertainty about compliance with EU data protection laws remains and data protection authorities from the different EU Member States may interpret the EU Data Protection Directive and national laws differently, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data in the European Union.

Regulation 2016/679 (EU Data Protection Regulation) will replace the EU Data Protection Directive in May 2018. The EU Data Protection Regulation will introduce new data protection requirements in the European Union, as well as substantial fines for breaches of the data protection rules. The EU Data Protection Regulation will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (i) introduced a new average manufacturer price definition for drugs and biologics that are inhaled, infused, instilled, implanted or injected and not generally dispensed through retail community pharmacies; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (iii) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (iv) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (vi) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (vii) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (viii) created a licensure framework for follow on biologic products; and (ix) established a Center for Medicare Innovation at the Centers for Medicare and Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. The Trump administration has also announced that it will discontinue the payment of cost-sharing reduction (CSR) payments to insurance companies until Congress approves the appropriation of funds for the CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the Affordable Care Act. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Furthermore, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the Affordable Care Act. While Congress has not passed repeal legislation, the newly enacted federal income tax law includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Congress may consider other legislation to repeal and replace elements of the Affordable Care Act. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2025 unless additional Congressional action is taken. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA) which will first affect physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills, as well as state efforts, designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the United States have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed 16% over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturer identified by the state to justify their price increases.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

In the European Union, coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals.

We will be subject to applicable fraud and abuse, transparency, government price reporting, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future product candidates we may develop and any product candidates for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•	federal civil and criminal false claims laws and civil monetary penalty laws, such as the False Claims Act (FCA) which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product, providing consulting fees and other benefits to physicians to induce them to prescribe products, engaging in promotion for “off-label” uses, and submitting inflated best price information to the Medicaid Rebate Program;

•	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•

HIPAA, as amended by HITECH and its implementing regulations, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	the federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests interests held by a physician’s immediate family members;

•	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; and

•	state and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our product candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering of and use our product candidates, if approved, to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, “Trade Laws”) prohibit, among other things, companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•	results from our ongoing clinical trials and future clinical trials with our current and future product candidates or of our competitors;

•	changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to future product candidates or clinical development programs;

•	our failure to achieve product development goals in the timeframe we announce;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many immuno-oncology companies. Stock prices of many immuno-oncology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. After this offering, we will have              outstanding shares of our common stock, based on the number of shares outstanding as of December 31, 2017. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act), and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Leerink Partners LLC may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $        per share as of December 31, 2017, based on an assumed initial public offering price of our common stock of $        per share, the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect such uses will include advancing our clinical product candidates into later-stage clinical trials and combination trials, advancing our research product candidates into clinical development, supporting our ongoing drug discovery efforts and supporting our growing infrastructure and needs in operating as a public company. We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Securities Exchange Act) or the other rules and regulations of the Securities and Exchange Commission (SEC) or any securities exchange relating to public companies. Compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. We cannot assure you that we will satisfy our obligations as a public company on a timely basis.

In addition, as a public company, it may be more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act) and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Based upon shares outstanding as of December 1, 2017, prior to this offering, our executive officers, directors and the holders of more than 5% of our outstanding common stock, in the aggregate, beneficially owned approximately 59% of our common stock, and upon the completion of this offering, that same group, in the aggregate, will beneficially own approximately     % of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares, no exercise of outstanding options or warrants and after giving effect to the issuance of shares in this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the completion of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least % of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements, including statements about:

•	our expectations regarding the uses of the net proceeds from this offering;

•	our expectations regarding the timing and achievement of our product candidate development activities and ongoing and planned clinical trials;

•	our expectations for reporting data from clinical trials in certain timeframes;

•	our ability to develop intra-portfolio combinations and highly-differentiated small-molecule candidates, including our ability to create small-molecule product candidates with ideal pharmacological properties and desired clinical effects;

•	our expectations regarding the efficiency and speed with which we can create and advance small-molecule product candidates and develop our product candidates and combination therapies;

•	our reliance on third parties to conduct our ongoing and future clinical trials and third-party manufacturers to manufacture and supply our product candidates;

•	our expectations regarding the nature of the immuno-oncology pathways we are targeting, the size of the potential patient population and the potential market size;

•	our ability to obtain and maintain control of our combination products and maximize the commercial potential of our product candidates;

•	our ability to obtain and maintain regulatory approvals of our product candidates, the potential market opportunities for commercializing our product candidates;

•	our ability to retain and recruit key personnel, estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	our initiation, timing, progress and results of future research and development programs, preclinical studies and clinical trials;

•	our ability to obtain and maintain intellectual property rights covering our product candidates; and

•	our expectations regarding the composition of our board of directors, developments and projections relating to our competitors and our industry, and our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, advancements, discoveries, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for certain cancers, including data regarding the estimated size of those markets and the incidence and prevalence of certain medical conditions. Information based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $        million, or $            million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our common stock. We intend to use the net proceeds from this offering as follows:

•	approximately $ million to fund the clinical development of AB928 (our dual A2aR/A2bR antagonist) and AB122 (our anti-PD-1 antibody); and

•	the remaining proceeds to fund the development of other product candidates in our pipeline, including AB680 (our CD73 inhibitor) and AB154 (our anti-TIGIT antibody), our drug discovery and optimization programs, and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

With the expected net proceeds from this offering, we believe that our current cash, cash equivalents and short-term investments will be sufficient to fund the clinical development of AB928 and AB122, including our cohort expansion studies, into 2020. Accordingly, the expected net proceeds from this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of our preclinical, clinical and future development activities may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from our ongoing and planned clinical trials, our ability to take advantage of expedited programs or to obtain regulatory approval for product candidates, the timing and costs associated with the manufacture and supply of product candidates for clinical development or commercialization and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in a variety of capital preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect: (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock; and (ii) the filing and effectiveness of our amended restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of shares of our common stock by us in this offering, based upon the receipt by us of the estimated net proceeds from this offering at the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2017
(in thousands, except for share and per share data)	Actual		Pro Forma		Pro Forma As Adjusted(1)
Cash, cash equivalents and short-term investments	$		$		$

Convertible preferred stock, $0.0001 par value per share: 120,958,867 shares authorized, shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$			$—		$—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual or pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted		—		—		—

Common stock, $0.0001 par value, 153,993,327 shares authorized,                  shares issued and outstanding, actual;                  shares authorized, shares issued and outstanding, pro forma;                  shares authorized,                  shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ (deficit) equity	$		$		$

Total capitalization	$		$		$

(1)	Each $1.00 increase (decrease) in the assumed initial offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in-capital, total stockholders’ (deficit) equity and total capitalization by approximately $ , assuming that the initial public offering price to the public remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of December 31, 2017, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of December 31, 2017 with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after December 31, 2017 with a weighted-average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of shares of common stock that were reserved for issuance under our 2015 Stock Plan as of December 31, 2017, shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering, and shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. We expect that the number of shares reserved for issuance under each of our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan will be increased automatically on the first business day of each of our fiscal years by a number equal to the smallest of (i) shares, (ii) % of the shares of common stock outstanding on the last business day of the prior fiscal year or (iii) the number of shares determined by our board of directors. On the date immediately prior to the date of this prospectus, we expect that any remaining shares available for issuance under our 2015 Stock Plan will be added to the shares reserved under our 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under our 2015 Stock Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares outstanding. As of December 31, 2017, our historical net tangible book value (deficit) was approximately $        million, or $        per share. Our pro forma net tangible book value as of December 31, 2017, was approximately $        million, or $        per share, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                  shares of common stock immediately prior to the completion of this offering.

After giving further effect to receipt of the net proceeds of our sale of                  shares of common stock at an assumed initial offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2017	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $        per share, the increase in the pro forma net tangible book value per share for existing stockholders would be $        per share and the dilution to new investors participating in this offering would be $        per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $        per share and the dilution per share to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering by $        per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of December 31, 2017, on the pro forma basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing

stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			100%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to             % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to             % of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) total consideration paid by new investors by $        and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $        , assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions.

The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of December 31, 2017, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of December 31, 2017 with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after December 31, 2017 with a weighted-average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of shares of common stock that were reserved for issuance under our 2015 Stock Plan as of December 31, 2017, shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering, and shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. We expect that the number of shares reserved for issuance under each of our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan will be increased automatically on the first business day of each of our fiscal years by a number equal to the smallest of (i) shares, (ii) % of the shares of common stock outstanding on the last business day of the prior fiscal year or (iii) the number of shares determined by our board of directors. On the date immediately prior to the date of this prospectus, we expect that any remaining shares available for issuance under our 2015 Stock Plan will be added to the shares reserved under our 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under our 2015 Stock Plan.

To the extent that any outstanding options are exercised or new awards are granted under our equity compensation plans, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

The statement of operations data for the year ended December 31, 2016, and the balance sheet data as of December 31, 2016, are derived from our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The selected financial data in this section are not intended to replace our financial statements and the related notes, and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
(in thousands, except share and per share data)	2016	2017
Statement of Operations Data:
Collaboration and license revenue	$—
Operating expenses:
Research and development	14,247
General and administrative	3,935

Total operating expenses	18,182

Loss from operations	(18,182)
Interest and other income, net	212

Net loss	$(17,970)

Net loss per common share, basic and diluted(1)	$(5.25)

Weighted-average number of common shares used to compute basic and diluted net loss per common share	3,421,370

Pro forma net loss per common share, basic and diluted (unaudited)(1)

Weighted-average number of common shares used to compute pro forma basic and diluted net loss per common share (unaudited)

(1)	See Note to our audited financial statements for an explanation of the calculation of our historical and pro forma basic and diluted net loss per common share.

	As of December 31,
	2016	2017
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$98,896
Working capital(1)	94,145
Total assets	109,702
Convertible preferred stock	119,454
Accumulated deficit	(20,152)
Total stockholders’ deficit	(19,994)

(1)	We define working capital as current assets less current liabilities. See our audited financial statements for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.”

Overview

We are a clinical-stage biopharmaceutical company focused on creating innovative cancer immunotherapies by leveraging underexploited biological opportunities. Specifically, we target well-characterized biological pathways with significant scientific data supporting their importance in regulating the immune response against cancer and for which either there are no molecules in development or those that exist have suboptimal profiles. To exploit these pathways, we have built a robust and highly efficient discovery capability to create and optimize highly differentiated small-molecule immuno-oncology product candidates. Since our inception in 2015, we have built a broad portfolio of small-molecule and antibody product candidates that we plan to develop together as intra-portfolio combinations. We have initiated clinical trials for our two most advanced product candidates, both of which are expected to generate data in 2018, and we expect clinical data from our first intra-portfolio combinations in the first half of 2019. We plan to advance two additional product candidates into clinical trials by the end of 2018. Members of the Arcus team have worked together for more than 10 years discovering innovative small-molecule product candidates while at companies, such as Tularik Inc., Amgen, Inc. and Flexus Biosciences, Inc.

Financial Overview

Since commencing operations in 2015, we have devoted substantially all of our efforts and financial resources to building our research and development capabilities and establishing our corporate infrastructure.

We have not generated any revenue from product sales and, as a result, we have never been profitable and have incurred net losses since commencement of our operations. As of December 31, 2016, we had an accumulated deficit of $20.2 million, primarily as a result of research and development and general and administrative expenses. We incurred net losses of $18.0 million in the year ended December 31, 2016. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a product candidate, and we cannot assure you that we will ever generate significant revenue or profits.

To date, we have financed our operations primarily through private placements of convertible preferred stock and through proceeds from an option and licensing agreement. From inception through December 31, 2016, we received net proceeds of $119.5 million through private placements of convertible preferred stock. As of December 31, 2016, we had cash, cash equivalents, and short-term investments of $98.9 million.

In October 2017, we received an upfront payment from Taiho Pharmaceutical Co., Ltd. (Taiho) under the terms of an option and license agreement (the Taiho Agreement) that we entered into with Taiho in September 2017. Pursuant to the Taiho Agreement, Taiho is obligated to provide a total of $35.0 million of non-refundable, non-creditable cash payments, inclusive of the upfront payment, to us during the first three years of the agreement in exchange for an exclusive option, over a five-year period, to in-license the development and commercialization rights to clinical-stage product candidates from our portfolio for Japan and certain other territories in Asia (excluding China).

In November 2017, we received net proceeds of $106.7 million from the sale and issuance of shares of our Series C convertible preferred stock. As of December 31, 2017, our cash, cash equivalents, and short-term investments totaled approximately $        million. We believe that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our planned operations for at least the next 12 months without the proceeds from this offering. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

We expect to incur substantial expenditures in the foreseeable future as we expand our pipeline and advance our product candidates through clinical development, the regulatory approval process and, if approved, commercial launch activities. Specifically, in the near term we expect to incur substantial expenses relating to our ongoing Phase 1 and planned Phase 1/2 clinical trials, the development and validation of our manufacturing processes, and other development activities. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

We will need substantial additional funding to support our continuing operations and pursue our development strategy. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our product candidates or delay our efforts to expand our product pipeline.

Components of Operating Results

Operating Expenses

Research and Development Expenses

Our research and development expenses consist of expenses incurred in connection with the research and development of our research programs. In 2016, these expenses included payroll and personnel expenses including stock-based compensation for our research and product development employees, laboratory supplies, product licenses, consulting costs, contract research, pre-clinical expenses, and depreciation. We expense research and development costs as they are incurred. Non-refundable advance payments for services that will be used or rendered for future research and development activities are recorded as prepaid expenses and recognized as an expense as the related services are performed.

We do not allocate our costs by product candidates, as a significant amount of research and development expenses include internal costs, such as payroll and other personnel expenses, and external costs neither of which are tracked by product candidate. In particular, with respect to internal costs, several of our departments support multiple product candidate research and development programs.

We expect our research and development expenses to increase substantially during the next few years as we seek to complete existing and initiate additional clinical trials, pursue regulatory approval of AB928 and AB122, and advance other programs including AB154 and AB680 into the clinic. Specifically, in 2017, we expect our preclinical, clinical, and contract manufacturing expenses to increase relative to 2016, as our first clinical trials on AB928 and AB122 started in 2017. In addition, under a license agreement with WuXi Biologics (Cayman) Inc. (WuXi Biologics) entered into in August 2017, in which we acquired an exclusive license to develop, use, manufacture, and commercialize products that include an anti-PD-1 antibody, we made upfront and milestone payments of $18.5 million and we may be required to pay additional clinical and regulatory milestone payments based on the development progress of AB122. Predicting the timing or the final cost to complete our clinical program or validation of our manufacturing and supply processes is difficult and delays may occur because of many factors.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs including payroll and stock-based compensation for personnel in executive, finance, human resources, business and corporate development, and other administrative functions, professional fees for legal, consulting, and accounting services, rent and other facilities costs, depreciation, and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase substantially during the next few years as a result of staff expansion and additional occupancy costs, as well as costs associated with being a public company, including higher legal and accounting fees, investor relations costs, higher insurance premiums and other compliance costs associated with being a public company.

Interest and Other Income, Net

Interest and other income, net consists primarily of interest earned on our short-term investments in corporate notes and government agency notes.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31,		Change	% Change
	2016	2017
Collaboration and license revenue	$—	$	$
Operating expenses:
Research and development	14,247
General and administrative	3,935

Loss from operations	(18,182)
Interest and other income, net	212

Net loss	$(17,970)	$	$

Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of convertible preferred stock and proceeds from an option and licensing agreement. We received net proceeds of $49.6 million from the sale and issuance of shares of our Series A convertible preferred stock in 2015 and net proceeds of $69.8 million from the sale and issuance of shares of our Series B convertible preferred stock in 2016. In December 2016, we entered into a license agreement with Abmuno Therapeutics LLC (Abmuno) for an exclusive license to anti-TIGIT antibodies, for which we made upfront and milestone payments in 2017 of $        million. In October 2017, we received an upfront, non-refundable payment from Taiho under the Taiho Agreement. Through December 31, 2017, we made upfront and milestone payments of $        million under our license agreement with WuXi Biologics. In November 2017, we received net proceeds of $106.7 million from the sale and issuance of shares of our Series C convertible preferred stock. Our cash, cash investments, and short-term investments are held in money market funds, and investments in corporate securities and government agency obligations.

Based on our current operating plan, we believe that our existing cash, cash investments, and short-term investments will be sufficient to fund our anticipated level of operations through at least the next 12 months without the proceeds from this offering.

We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. We may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the scope, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the scope and costs of manufacturing development and commercial manufacturing activities;

•	the timing and amount of milestone payments, if any, we receive under the Taiho Agreement;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the cost, timing and outcome of regulatory review of our product candidates;

•	the cost and timing of establishing sales and marketing capabilities, if any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

•	the costs associated with being a public company; and

•	the cost associated with commercializing our product candidates, if they receive marketing approval.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves.

See “Risk Factors” for additional risks associated with our substantial capital requirements.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below (in thousands):

	Year Ended December 31,
	2016	2017
Net cash (used in) provided by:
Operating activities	$(12,944)	$
Investing activities	(38,861)
Financing activities	70,100

Net increase in cash and cash equivalents	$18,295	$

Cash Used in Operating Activities

Net cash used in operating activities was $12.9 million for the year ended December 31, 2016. Cash used in operating activities in 2016 was primarily due to the use of funds in our operations and the resulting net loss of $18.0 million, an increase in prepaid expenses, other current assets and long-term assets that totaled $0.8 million, partially offset by non-cash depreciation and amortization expense of $1.3 million, and an increase in accounts payable and accrued liabilities of $4.4 million.

Cash Used in Investing Activities

Cash used in investing activities for the year ended December 31, 2016 primarily represented the purchase of investments of $33.8 million, purchases of property and equipment of $4.1 million, and our $1.0 million equity investment in PACT Pharma, Inc. (PACT Pharma), a related party.

Cash Provided by Financing Activities

Cash provided by financing activities was $70.1 million for the year ended December 31, 2016 which consisted primarily of net proceeds from the issuance and sale of shares of our Series B convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2016 (in thousands):

	Payments due by period
	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years	Total
Lease obligations	$1,274	$2,665	$2,844	$3,481	$10,264

As of December 31, 2016, we have lease obligations consisting of an operating lease for our operating facility for approximately 40,100 square feet. The original term of the lease commenced in 2016 and expires in 2024. This term was extended to 2025 when we executed an amendment to the operating lease in October 2017 to include approximately 30,000 square feet in an adjacent building. Under the terms of the lease amendment, we will have additional lease obligations consisting of $5.9 million in payments through 2025.

In December 2016, we entered into a license agreement (the Abmuno Agreement) with Abmuno for an exclusive license to develop, use, manufacture, and commercialize products including AB154. Under the Abmuno Agreement, we made upfront and milestone payments in 2017 of $        million and we may be required to make additional clinical, regulatory and commercialization milestone payments up to $        million. However, because

the achievement of these milestones is not fixed and determinable, such commitments have not been included on our balance sheet or in the Contractual Obligations and Commitments table above. For additional information regarding future payments to third parties, including milestone payments to Abmuno, please see “Business—License Agreements.”

In August 2017, we entered into a license agreement (the WuXi Agreement) with WuXi Biologics for an exclusive license to develop, use, manufacture, and commercialize products including AB122. Under the WuXi Agreement, we have made upfront and milestone payments of $        million as of December 31, 2017 and we may be required to make additional clinical and regulatory milestone payments, commercialization milestone payments up to $375.0 million, and royalty payments that range from high single-digits to low teens of net sales. However, because the achievement of these milestones is not fixed and determinable, such commitments have not been included on our balance sheet or in the Contractual Obligations and Commitments table above. For additional information regarding future payments to third parties, including milestone and royalty payments to WuXi Biologics, please see “Business—License Agreements.”

We enter into contracts in the normal course of business with third party contract organizations for clinical trials, non-clinical studies and testing, manufacturing, and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs for our research and product development employees. Also included are non-personnel costs such as professional fees payable to third parties for preclinical studies and research services, laboratory supplies, product licenses, equipment maintenance, and other consulting costs.

We estimate preclinical study and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical studies and research services on our behalf. We estimate these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments associated with licensing arrangements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternative commercial use are expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation Expense

We account for stock-based compensation arrangements with employees in accordance with Accounting Standards Codification (ASC) 718, Stock Compensation. Stock-based awards granted include stock options with time-based vesting. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments. Our determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by our common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value of a stock-based award is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense is recognized based on the fair value determined on the date of grant.

Equity instruments issued to non-employees are accounted for in accordance with ASC 505-50 Equity Based Payments to Non-Employees and are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. Non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Expected Term—We have opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected Dividend—We have not issued any dividends in our history and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

The following assumptions were used to calculate the fair value of awards granted to employees, non-employees and directors during the periods indicated:

Year Ended December 31, 2016
Risk-free interest rate	1.2% - 2.45%
Expected life (in years)	6.25 - 9.84
Volatility	67.0% - 77.8%
Dividend yield	0%

We will continue to use judgment in evaluating the expected volatility, expected terms, and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense, net of estimated forfeitures, is reflected in the statement of operations and comprehensive loss as follows (in thousands):

Year Ended December 31, 2016
Research and development	$67
General and administrative	23

Total stock-based compensation	$90

As of December 31, 2016, total unamortized stock-based compensation was $0.4 million.

The intrinsic value of all outstanding stock options as of December 31, 2017 was approximately $        million based on a hypothetical common stock fair value of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and in part on input from an independent third-party valuation. As is provided for in Section 409A of the U.S. Internal Revenue Code (the Code) we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value per common share.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of the company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; the prices at which we sold shares of our convertible preferred stock; our financial condition and operating results, including our levels of available capital resources; the progress of our research and development efforts, our stage of development and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•	Option Pricing Method. Under the option pricing method (OPM), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method (PWERM) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed during May 2015, May and August 2016, and May 2017. For the valuation that we performed in November 2017, we began using a hybrid approach of the OPM and the PWERM methods to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the          on the date of grant.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We account for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment.

Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

As of December 31, 2016, our total deferred tax assets were $8.4 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses (NOLs). Utilization of NOLs may be limited by the “ownership change” rules, as defined in Section 382 of the Code. Similar rules may apply under state tax laws. Our ability to use our remaining NOLs may be further limited if we experience an ownership change in connection with this offering, future offerings or as a result of future changes in our stock ownership.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission (SEC).

Agreements with PACT Pharma

In September 2016, we purchased approximately 3.6 million shares of common stock of PACT Pharma, a privately funded, early-stage biopharmaceutical company focused on adoptive cell therapy. We determined the fair value of such investment to be insignificant given the start-up nature of PACT Pharma’s operations, and it was recorded at a nominal amount. In December 2016, we and PACT Pharma entered into a Master Services Agreement (the PACT Agreement) under which we provide PACT Pharma with general administrative support, including finance, human resources, legal, and other operational support. We also received certain warrants to purchase PACT Pharma common stock exercisable upon PACT Pharma’s achievement of certain valuation thresholds pursuant to the PACT Agreement. The PACT Agreement will terminate no later than December 31, 2018. Also in December 2016, we purchased 1.0 million shares of Series A preferred stock of PACT Pharma for $1.0 million. Our investment in PACT Pharma is accounted for as an equity method investment, and as a result we record our share of PACT Pharma’s operating results in our statement of operations and comprehensive loss. For the year ended December 31, 2016, our share of PACT Pharma’s operating results was not significant. We monitor the investment for events or circumstances indicative of potential other-than-temporary impairment, and make appropriate reductions in carrying values if we determine that an impairment charge is required. As of December 31, 2016, no impairment charge had been recorded. See Note 5 to our financial statements included elsewhere in this prospectus for further discussion of our equity investment in PACT Pharma.

Indemnification

As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. We are also party to indemnification agreements with our officers and directors. We believe the fair value of the indemnification rights and agreements is minimal. Accordingly, we have not recorded any liabilities for these indemnification rights and agreements as of December 31, 2016.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 (the JOBS Act), permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (1) the last day of our first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion, or (ii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial statements upon adoption.

Recently Adopted Accounting Standards Updates

In November 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-17 (Topic 740), Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires deferred tax liabilities and assets to be classified as noncurrent in the balance sheet. For public entities, the standard will be effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for financial statements that have not been previously issued. The ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We early adopted this ASU during 2016 on a retrospective basis and the adoption had no material impact on our financial statements.

In February 2015, the FASB issued ASU No. 2015-02 (Topic 810), Consolidation, Amendments to the Consolidations Analysis, which amends the consolidation requirements in ASC 810. The ASU modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and significantly amends the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships. For public business entities, the guidance was effective for annual periods and interim periods beginning after December 15, 2015 with early adoption permitted. We adopted this ASU in 2016 and the adoption had no material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for all entities for annual periods ending after December 15, 2016, and interim periods with annual periods beginning after December 15, 2016. Our adoption of this standard in 2016 did not have a material impact on our financial statements.

Recently Issued Accounting Standards or Updates Not Yet Effective

In November 2016, the FASB issued ASU No. 2016-18 (Topic 230), Restricted Cash, Statement of Cash Flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash and cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The adoption of this standard is not expected to have a material impact on our financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for employee share-based transactions. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification, and the classification of those taxes paid on the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. We will adopt ASU 2016-09 as of January 1, 2017 and the adoption is not expected to have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We have not determined the potential effects of this ASU on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of December 31, 2016, we had cash, cash equivalents, and short-term investments of $98.9 million, consisting of interest-bearing money market accounts and investments in corporate notes and government agency securities, for which the fair market value would be affected by changes in the general level of United States interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash and investments.

We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Company Overview

We are a clinical-stage biopharmaceutical company focused on creating innovative cancer immunotherapies by leveraging underexploited biological opportunities. Specifically, we target well-characterized biological pathways with significant scientific data supporting their importance in regulating the immune response against cancer and for which either there are no molecules in development or those that exist have suboptimal profiles. To exploit these pathways, we have built a robust and highly efficient discovery capability to create and optimize highly differentiated small-molecule immuno-oncology product candidates. Since our inception in 2015, we have built a broad portfolio of small-molecule and antibody product candidates that we plan to develop together as intra-portfolio combinations. We have initiated clinical trials for our two most advanced product candidates, both of which are expected to generate data in 2018, and we expect clinical data from our first intra-portfolio combinations in the first half of 2019. We plan to advance two additional product candidates into clinical trials by the end of 2018. Members of the Arcus team have worked together for more than 10 years discovering innovative small-molecule product candidates while at companies such as Tularik Inc., Amgen, Inc. and Flexus Biosciences, Inc.

Our initial focus is on the ATP-adenosine pathway, a key driver of immunosuppression in the tumor microenvironment. Decades of scientific research have demonstrated that extracellular adenosine, generated by the CD73 enzyme, acts as a powerful inhibitor of immune cell activity. The compelling therapeutic rationale for inhibition of the ATP-adenosine pathway has led several companies to repurpose for oncology existing adenosine A2aR receptor antagonists that were originally designed for the treatment of central nervous system (CNS) indications. We believe that our lead product candidate, AB928, which we designed using our small-molecule discovery capability, is the first adenosine receptor antagonist that effectively blocks the adenosine receptor in the tumor microenvironment and potently inhibits both the adenosine 2a receptor (A2aR) and the adenosine 2b receptor (A2bR). Our in vitro studies have demonstrated that AB928 reverses adenosine-induced immunosuppression and inhibits the A2aR and A2bR receptors more potently and effectively than the other adenosine receptor antagonists in clinical development. In addition to AB928, we have created a small-molecule inhibitor of CD73, AB680, which could represent another powerful approach to inhibiting the ATP-adenosine pathway, and have generated additional potential product candidates against ATP-adenosine and other important immuno-oncology pathways using our internal discovery capability.

As the immuno-oncology market evolves toward the use of combination therapies, a key element of our strategy is to build a broad portfolio of product candidates that target a wide range of immune mechanisms, which will enable us to pursue multiple intra-portfolio combinations. Consistent with this strategy, we are developing antibody drug candidates that are currently considered the foundation for combination therapies in immuno-oncology, or backbone therapy, or that have the potential to be future backbone therapies, such as our in-licensed antibodies targeting the immune checkpoint receptors PD-1 and TIGIT. Our strategy is to create differentiated combination products by combining these antibodies with our internally discovered small-molecule product candidates.

Our Product Portfolio

The following chart summarizes our product pipeline and our upcoming milestones. We currently hold world-wide rights to all of our product candidates other than the rights to AB122 in China and five other countries that are outside of the United States, Europe and Japan. In addition, Taiho Pharmaceutical Co., Ltd. (Taiho) has an option to exclusively license the development and commercialization rights to each of our programs for Japan and certain other territories in Asia (excluding China).

*	For more details on the solid tumor types that we plan to pursue in our Phase 1/2 trials for AB928 + AB122 and AB928 + chemotherapy, please see “Business—Our Clinical Development Strategy for AB928.”

We are rapidly advancing our two lead, internally discovered small-molecule product candidates, the profiles of which are summarized below.

•	AB928. Our lead adenosine receptor antagonist, AB928, is an orally bioavailable, highly potent, reversible antagonist of the A2aR and A2bR receptors. We believe that AB928 is the first adenosine receptor antagonist in clinical development to be designed specifically for the biology of the tumor microenvironment and has multiple advantages over other adenosine receptor antagonists in clinical development, including: (i) significantly greater potency under conditions that closely resemble the tumor microenvironment, for example, high concentrations of adenosine and albumin, (ii) inhibition of both the A2aR and A2bR receptors, (iii) low penetration through the blood-brain barrier, (iv) high penetration of tumor tissue and (v) attractive pharmacokinetics, with high oral bioavailability and a human half-life that enables once-daily dosing. AB928 is currently in a Phase 1 trial in healthy volunteers. This trial will provide us with significant insights into the safety, pharmacokinetic and pharmacodynamic profiles of AB928, which could allow us to initiate the dose-escalation portions of our planned Phase 1/2 combination trials in cancer patients at a higher dose than would otherwise be possible. To date, we have administered single doses up to 150 mg, which we believe is sufficient to inhibit 90% of A2R activation, and have observed no safety issues. We expect to report final safety, pharmacokinetic and pharmacodynamic data from this trial and to initiate dose-escalation trials in cancer patients of AB928 in combination with AB122, our anti-PD-1 antibody, and in combination with chemotherapy, in the second quarter of 2018. We are also focused on the identification of additional molecules that block adenosine 2 receptor signaling and have identified a second dual A2aR/A2bR antagonist (A003105) as well as a selective A2aR antagonist (A002926).

•

AB680. Our lead CD73 inhibitor, AB680, is a highly potent, reversible and selective inhibitor of the CD73 enzyme and is expected to be the first small-molecule inhibitor of CD73 to enter clinical development. As CD73 plays a critical role in the extracellular generation of adenosine, AB680 may provide a highly effective approach to preventing adenosine-mediated immune suppression. We expect to advance AB680 for intravenous dosing into a Phase 1 trial in the second half of 2018. Similar to AB928, we plan to follow this trial with Phase 1/2 dose escalation trials which will explore AB680 in combination with other agents in multiple solid tumor types where we believe the ATP-adenosine pathway plays an important role. Based upon its projected pharmacokinetic profile, AB680 has the potential to be administered on the same dosing schedule as our anti-PD-1 antibody, AB122, and various chemotherapeutic agents, which would be attractive from a patient compliance and commercial perspective. We also plan to advance into preclinical development a small-molecule CD73 inhibitor that can be dosed orally, and expect to select such oral development candidate in 2018.

We have in-licensed two antibody drug candidates that represent current or potential backbone therapies, the profiles of which are summarized below:

•	AB122. Our anti-PD-1 antibody, AB122, is a fully human antibody with similar binding affinity and other characteristics to the marketed anti-PD-1 antibodies, pembrolizumab and nivolumab. AB122 is currently in a Phase 1 dose-escalation trial in cancer patients in Australia. We expect to initiate a Phase 1/2 trial of AB122 in combination with AB928 in cancer patients during the second quarter of 2018 and to report safety, pharmacokinetic and pharmacodynamic data from our ongoing Phase 1 trial of AB122 in cancer patients in the third quarter of 2018. We also plan to develop AB122 in combination with our other small-molecule and antibody product candidates. We expect to initiate an expansion cohort to evaluate AB122 as a single agent in tumor types known to be responsive to an anti-PD-1 therapy in the second half of 2018.

•	AB154. Our anti-TIGIT antibody, AB154, is a humanized antibody that inhibits a unique immune checkpoint target involved in a pathway that plays both inhibitory and stimulatory roles in the immune system. We plan to submit our first regulatory application for AB154 to initiate a dose escalation trial to evaluate AB154 as a single agent and in combination with AB122 in mid-2018. A variety of tumor types associated with high expression of CD155 and TIGIT will be explored.

We have initiated several other programs against promising immuno-oncology targets such as arginase, and we expect to select a development candidate in 2018 and file an IND or foreign regulatory application for the first development candidate from one of these programs by early 2019.

While we plan to retain significant economic and commercial rights to our portfolio, we may out-license the rights to our product candidates in certain regions where we are unlikely to pursue commercialization on our own. In September 2017, we entered into an option and license agreement with Taiho for the potential development and commercialization of our product candidates in Japan and certain other territories in Asia (excluding China). Under the terms of the agreement, we will receive a non-refundable and non-creditable upfront payment and research payments totaling $35 million during the first three years of the agreement. For any program for which Taiho exercises its option for an exclusive license, we will receive an option payment and will be eligible to receive up to $275 million in development, regulatory, and commercial milestone payments arising from such program, as well as royalties, ranging from high single digits to mid-teens, on net sales in Taiho’s territories.

Our Internal Discovery Capability and Team

Our discovery capability and organization have enabled the rapid and efficient generation of small-molecule immuno-oncology drug candidates. In the case of our A2R antagonist program, we identified the first compounds in February 2016, synthesized AB928 for the first time in December 2016, and initiated our first clinical trial of AB928 in November 2017, essentially progressing from program initiation to first subject dosed within 21 months. We believe that our discovery capability and our expertise and efficiency will allow us to replicate the rapid timeline that we achieved with AB928.

We have assembled a management team with highly relevant experience in immuno-oncology, small-molecule drug discovery and clinical development. Members of our scientific and senior management team, including our founders, Dr. Terry Rosen and Dr. Juan Jaen, have demonstrated their ability to rapidly discover product candidates, most recently at Flexus Biosciences, Inc., which was acquired by Bristol-Myers Squibb in 2015 for its preclinical-stage IDO-1 enzyme inhibitor, now called BMS-986205, approximately 18 months after the company’s formation. Prior to Flexus, several members of our senior management team worked together at Amgen, Inc. and prior to that at Tularik Inc. (which was acquired by Amgen). While we believe that our experienced management team represents an important competitive advantage, the historical results, past performance and/or acquisition of companies with which members of our management team have been affiliated, including Flexus, do not necessarily predict or guarantee similar results for our company.

Our Scientific Advisory Board includes several thought leaders in the immuno-oncology field, including Jeffrey A. Bluestone, Ph.D., the CEO of the Parker Institute for Cancer Immunotherapy and the A.W. and Mary Margaret Clausen Distinguished Professor Director, Hormone Research Institute University of California, San Francisco; Antoni Ribas, M.D. Ph.D., Professor of Medicine of Hematology / Oncology and the Director of JCCC Tumor Immunology at UCLA; David Lacey, M.D. Ph.D., former Senior Vice President of Discovery Research at Amgen; Jonathan Yingling, Ph.D., Senior Vice President of Early Development at Idera Pharmaceuticals and former Vice President, Oncology Discovery and Translational Research at Bristol-Myers Squibb; Ramy Ibrahim, M.D., Vice President, Clinical Development at the Parker Institute for Cancer Immunotherapy and previously Clinical Vice President, Immuno-Oncology at AstraZeneca; and Chris Garcia, Ph.D., Professor of Molecular & Cellular Physiology and Structural Biology at Stanford University.

As of December 1, 2017, we have 78 employees, including 63 in R&D, of which 43 hold Ph.D. or M.D. degrees, and have established internal expertise in chemistry, immunology, biochemistry, pharmacology, structural biology, translational medicine, and preclinical and clinical development. An important element of our strategy is to build and maintain significant internal capabilities in the areas, such as medicinal chemistry, that we believe are critical for the discovery of highly differentiated small-molecule compounds.

Since our inception in 2015, we have raised approximately $227 million in equity capital from investors that have significant life sciences experience and that share our vision to create a leading company in the immuno-oncology field, including: GV (formerly Google Ventures), The Column Group, Foresite Capital, Wellington Management Company LLP, EcoR1 Capital, BVF Partners L.P., Decheng Capital, Invus Opportunities, Hillhouse, Aisling Capital, Novartis Institute for BioMedical Research, Inc., Celgene Corporation, Stanford University, Taiho Ventures and DROIA Oncology Ventures. This equity capital includes approximately $22 million in investments made by our founders and management.

Background on the Immuno-Oncology Market

For decades, it has been understood that the immune system can be harnessed to eradicate and prevent the proliferation of cancer cells. Unfortunately, multiple early clinical trial failures discouraged the biopharmaceutical industry from making a significant investment in immuno-oncology. However, when the immune checkpoint inhibitor ipilimumab generated positive Phase 3 data in melanoma in 2010, demonstrating a longer survival rate, in patients with very advanced disease, the biopharmaceutical industry’s view of the importance of immuno-oncology changed significantly. Ipilimumab acts by blocking the function of a receptor called CTLA-4, which is found primarily on T cells. While ipilimumab has yet to demonstrate meaningful activity in other tumor types as a single agent, the melanoma data catalyzed a massive increase in investment in the immuno-oncology field at biopharmaceutical companies.

Following the ipilimumab data, biopharmaceutical companies focused their development efforts on another class of immune checkpoint inhibitors that includes anti-PD-1 antibodies, which block the PD-1 receptor found on T cells, B cells and myeloid cells, and anti-PD-L1 antibodies, which block the PD-L1 ligand on cancer cells. Collectively, anti-CTLA-4, anti-PD-1 and anti-PD-L1 antibodies represent the first generation of immune checkpoint inhibitors. These drugs all act to release the “brakes” on the immune system by activating T cells and enabling them to recognize and eradicate cancer cells. Compared to ipilimumab, anti-PD-1/PD-L1 antibodies have demonstrated higher clinical response rates, higher response rates and/or longer overall survival, activity in a broader range of tumors and a better safety profile. Currently, this class of molecules is approved in at least six tumor types, including non-small cell lung carcinoma, melanoma, squamous cell head and neck cancer, bladder cancer, renal cell carcinoma and Hodgkin’s Lymphoma. According to EvaluatePharma, a life sciences market intelligence firm, by 2022, these antibody products are expected to generate revenues of approximately $30 billion globally.

Opportunities for Combination Therapies

Despite the success of the first generation of immune checkpoint inhibitors, patient response rates for single-agent therapy are relatively low. For example, the two approved anti-PD-1 antibodies, when administered as single agents, have only demonstrated response rates of approximately 30% in melanoma patients, and the majority of these patients see their disease ultimately progress. The response rates in other tumor types are even lower. In addition, these therapies have not demonstrated meaningful single-agent activity in many of the most prevalent types of cancer, such as breast, prostate, pancreatic, ovarian and colorectal.

To address the limitations of single-agent immuno-oncology therapy, efforts are now focused on combining anti-PD-1/PD-L1 antibodies with other types of drugs. These combination efforts are designed to address the multiple mechanisms that likely prevent effective anti-tumor immunity and are based on the understanding that several immune processes may need to be modulated concurrently to overcome the adaptations that tumors use to escape immunity. For example, in addition to T cells, there are several other types of immune cells that are critical to an effective anti-tumor immune response, which can be dysregulated in cancer. In addition, tumors can affect their microenvironment in ways that suppress effective immune function, thereby creating favorable conditions for tumor growth and proliferation.

The first combination of immuno-oncology agents to be approved by the FDA was the combination of two immune checkpoint inhibitors, the anti-PD-1 antibody nivolumab and the anti-CTLA-4 antibody ipilimumab, for the treatment of advanced metastatic melanoma. While this combination improved survival rates relative to either agent alone, it also resulted in increased toxicities. Regardless, this therapy demonstrates the opportunity for combinations of drugs that target multiple immune mechanisms.

A significant academic and industry effort is now underway to evaluate combinations of anti-PD-1/PD-L1 antibodies with other agents in order to achieve higher response rates and longer overall survival. Despite recent clinical successes with combination therapy, such as the growing body of data supporting combining inhibitors of an enzyme known as IDO-1 with anti-PD-1 antibodies in a number of tumor types, the challenge remains to identify and develop combinations that will ultimately succeed in important clinical settings. We believe that we are uniquely positioned to address this opportunity by pursuing mechanisms and combinations supported by strong biological rationale derived from existing and evolving scientific data sets.

Our Unique Approach to Immuno-Oncology

Our Focus on Scientifically Validated Immuno-Oncology Pathways

To exploit the significant opportunity in the immuno-oncology market in the most efficient manner and to maximize the addressable patient population for our portfolio, we focus on the following:

•	Scientifically Validated Pathways. Academia has spent decades elucidating the biology behind the immune system’s role in cancer, generating a large amount of information on pathways and potential therapeutic targets. However, much of this information has yet to be translated into the discovery of high-quality product candidates. We are focusing on biological pathways for which we can leverage this body of existing scientific knowledge to rapidly generate highly differentiated, small-molecule drug candidates and to identify promising combination therapies and clinical settings in which to pursue them. We believe that this approach mitigates our risk and allows us to create and develop high-quality drug candidates targeting critical immune pathways more quickly and efficiently than would otherwise be possible.

•	Broad Range of Mechanisms. We are focused on developing product candidates that act against a broad range of mechanisms that enable tumors to evade eradication by the immune system. The following graphic illustrates the diverse set of opportunities for therapeutic intervention, as well as the pathways in which we are currently conducting research. In the first row of the graphic, Eliminate Immune Suppression refers to opportunities to reverse mechanisms that actively suppress the immune response against cancer cells. Enhance APC Function refers to the stimulation of dendritic cells to effectively present tumor antigens for recognition by T cells. Enhance Effector Activity refers to the opportunity to enhance the activity of certain immune cells that are critical to generating a successful immune response against tumors.

As shown below, the approved checkpoint inhibitors only relieve T cell suppression and do not directly impact other immune cells nor directly enhance immune system function. Collectively, the Arcus small molecules and antibodies in the box below illustrate the breadth of the mechanisms that we are currently pursuing with our portfolio and where they fall in the spectrum of anti-tumor immune mechanisms.

APC: antigen-presenting cells; NK cells: natural killer cells; Treg: regulatory T cells; MDSC: myeloid-derived suppressor cells; M2: anti-inflammatory macrophages; DC: dendritic cells; Effector Activity: the ability of immune cells to attack target cells by various mechanisms, depending on the cell type.

•	Ubiquitously Important Targets. We focus on targets that are ubiquitous, meaning that they are believed to play an important role in a broad range of human cancer types and settings. For example, CD73, the key enzyme responsible for the generation of extracellular adenosine, has been found to be over-expressed in many tumor types, including non-small cell lung cancer, colorectal cancer, gastroesophageal cancer, breast cancer (particularly triple-negative breast cancer), ovarian cancer, and others, suggesting that it plays a broad immuno-protective role in tumor survival. In fact, high levels of CD73 expression have been shown to correlate with reduced survival rates in cancer patients. Given the broad applicability of our targets, we expect to pursue the development of AB928, AB680, and our other product candidates in multiple tumor types, utilizing an adaptive trial design that will allow us to explore several combination settings in parallel, starting with relatively small patient cohorts. We expect that our focus on targets and pathways that are ubiquitously involved in cancer will enable our product candidates to address broad patient populations and significant market opportunities.

Our Approach to Building a Broad and Differentiated Portfolio

To exploit the potential of these scientifically well understood immuno-oncology pathways and targets, we are focusing our internal discovery effort on novel small-molecule product candidates. While all immuno-oncology agents approved to date are large molecules, such as the anti-PD-1, anti-PD-L1 and anti-CTLA-4 antibodies, we believe that both small and large molecule modalities will be critical in addressing the many different immune-mediated pathways that may be dysregulated in a patient’s tumor. As many immuno-oncology pathways are not amenable to intervention by antibodies or protein therapeutics, we expect that small-molecule approaches will allow us to access a significantly greater number of potential targets, including intracellular and extracellular enzymes, G-protein coupled receptors (GPCRs), and kinases. In addition, in some cases, small molecules may prove superior to large-molecule approaches against the same target. For example, we have shown in in vitro studies that our small-molecule CD73 inhibitors can achieve a greater degree of CD73 inhibition than certain antibodies against this target that are in clinical development.

Our internal discovery effort is designed to create and advance small-molecule product candidates with the ideal pharmacological properties for the tumor micro-environment and the target of interest. Small-molecule drugs against the same biological target can be highly differentiated from each other based on their respective pharmacokinetic, pharmacodynamic and biophysical properties. For example, many small-molecule drugs are potent when tested in buffer solution but lose a significant amount of this potency in physiologically relevant media such as blood or tumor tissue, due to a phenomenon known as “plasma protein binding” in which compounds bind non-specifically to albumin and other abundant proteins found in such tissues. We rigorously test our molecules in whole blood or other physiologically relevant systems and only advance molecules that retain a high degree of activity when tested under such “real world” conditions. We also design our molecules to have the ideal pharmacological properties for the targeted pathway and the desired clinical effect. For example, we specifically designed our A2R antagonist AB928 to have a greatly reduced ability to cross the blood brain barrier, as we believe that this attribute will allow us to dose the compound at higher levels before the appearance of any potential adverse events associated with inhibition of the A2aR receptor in the brain. We also designed our A2R antagonist AB928 to inhibit both the A2aR and A2bR receptors, as we believe a “dual A2R antagonist” will have broader immunological and anti-tumor activity than a “selective A2aR antagonist.”

To support our strategy of pursuing multiple intra-portfolio combinations, we are building a diverse portfolio of product candidates that target different immune mechanisms. In addition to small molecules, we are also developing antibody product candidates that target what we believe are some of the most important immune checkpoint receptors, including PD-1 and TIGIT, and that we expect to be critical components of our future intra-portfolio combinations. By combining these antibody candidates with our internally discovered small-molecule product candidates, we believe we can create highly differentiated combination products. We also plan to fully explore potential synergies between our molecules and standard-of-care treatments, such as chemotherapy, when there is a strong biological rationale, such as the case of combining our ATP-adenosine pathway inhibitors AB928 and AB680 with certain chemotherapeutic agents.

Given that the treatment of cancer continues to evolve towards the use of agents that are specific for particular tumor profiles, we intend to explore biomarkers that may predict a patient’s response to treatment. Patients’ tumors being considered for immune-based therapies are already routinely tested for certain markers, such as PD-L1 expression or the absence of mutation-repair mechanisms, to determine whether they are appropriate candidates for anti-PD-1 or PD-L1 therapy. In certain settings, we may incorporate biomarker screening into our clinical trials to increase the likelihood of success by focusing on patients that are most likely to respond to our product candidates. For example, we will measure CD73 levels in patients during our early clinical trials with our ATP-adenosine pathway inhibitors AB928 and AB680 in order to determine the value of incorporating screening for CD73 expression into our future clinical trials.

Our Small-Molecule Discovery Capability

We leverage existing chemical and structural knowledge about the pathway or target to identify chemical starting points for our drug discovery programs. We then conduct extensive optimization of the biological and pharmacological properties of those leads guided by structure-activity relationship (SAR) knowledge generated under the direction of our experienced drug discovery scientists. In some cases, we utilize structural biology

(x-ray crystallography) to improve the way in which our compounds bind to their target. For example, we had a collaboration with Professor Norbert Stratter at the University of Leipzig in Germany for the elucidation, using x-ray crystallography, of the structures of more than 15 of our internally discovered CD73 inhibitors bound to human CD73; this effort contributed in a meaningful way to the identification of our lead development candidate AB680.

We determine upfront the properties that we believe are critical to effectively modulate the target pathway of interest. These properties include high potency under physiologically relevant conditions, e.g., blood; selectivity against the target; lack of drug-drug interactions; high penetration of tumor tissue; optimal pharmacokinetic properties; and good safety profile. We conduct in our laboratories those activities that we consider to be critical for creating a molecule with optimal properties. These activities include medicinal chemistry, assay development, assessment of compound potency and selectivity, in vitro and in vivo pharmacokinetic profile evaluation, in vivo pharmacology, and exploratory safety evaluation, among others. Having these capabilities and expertise in-house allows us to iterate on the design of our product candidates, until we achieve the predefined optimal properties.

We have utilized our drug discovery capability to create several product candidates, including our dual adenosine receptor antagonist AB928 and our small-molecule CD73 inhibitor AB680. The robustness and integrated nature of our drug discovery capability have also enabled rapid advancement of our programs. For example, in our A2R receptor program, we progressed from lead identification to first synthesis of AB928 in 10 months, and to the start of our first clinical trial in another 11 months. We believe that we can consistently take molecules from lead identification to IND or foreign regulatory application in about 18 months. Our plan is to advance into clinical development at least one new product candidate generated by our internal discovery effort each year for the next several years.

Our Approach to Clinical Development

Our approach to clinical development is to pursue strategies that allow us to generate meaningful data on our product candidates in the most efficient manner possible, which should allow us to rapidly advance our product candidates through clinical trials. Some of the key elements of our approach include:

•	Focus our development efforts on combination products, particularly those that are intra-portfolio. To maximize the potential of our small-molecule product candidates, we will focus our development efforts on combining them with other agents which we expect to be synergistic with our small molecules. We have in-licensed two antibody product candidates, both of which we expect to be synergistic with our small molecule product candidates, which will allow us to pursue multiple intra-portfolio combinations incorporating our internally discovered small-molecule product candidates. While we initially plan to focus on the development of doublet therapies, such as the combination of AB928 and AB122, we also plan to pursue triplet therapies, which would incorporate two or three of our product candidates. The table below summarizes some of the combination studies we could pursue with our existing portfolio.

Arcus Product Candidate	Potential Doublet Partner	Potential Triplet Partners
AB928 (A2aR/A2bR)	+ AB122 (anti-PD-1)	+ AB122 (anti-PD-1) + AB154 (anti-TIGIT)
	+ Chemotherapy	+ AB122 (anti-PD-1) + Chemotherapy
	+ AB154 (anti-TIGIT)	+ AB122 (anti-PD-1) + Radiation

AB680 (CD73)	+ AB122 (anti-PD-1)	+ AB122 (anti-PD-1) + AB154 (anti-TIGIT)
	+ Chemotherapy	+ AB122 (anti-PD-1) + Chemotherapy
+ AB154 (anti-TIGIT)

AB154 (anti-TIGIT)	+ AB122 (anti-PD-1)	See above

•	Design our clinical trials to advance our compounds as quickly and efficiently as possible. Following the identification of our recommended dose from our dose escalation trials, we plan to initiate the enrollment of expansion cohorts in multiple tumor types using an adaptive trial design. The adaptive trial design allows us to enroll patients with multiple tumor types, those in which we believe our product candidate has the potential for clinical activity, into a single trial and to allocate patients to the appropriate cohort based on their tumor type. Given the ubiquitous nature of the targets upon which we are focused, we believe that this design provides us with an efficient mechanism for studying our product candidates in multiple tumor types. Adaptive trial designs give us the ability to quickly close or increase the size of our expansion cohorts based on initial tumor response data generated in that cohort. Each cohort will enroll 15-30 patients, which we believe is sufficient in size to allow us to determine whether the response rate would be clinically meaningful, or an improvement over the response rates observed with the current standard of care. We could increase the size of any expansion cohort in which we observe a promising initial response rate, in order to generate a sufficient amount of information to support the advancement of the product candidate or combination product into a potentially registrational trial.

For some of our small-molecule product candidates, we may choose to initiate clinical testing in healthy volunteers, as we have done with AB928. Because AB928 has been shown to have a fairly benign safety profile in our animal toxicology studies, particularly relative to other oncology agents, we were able to start clinical testing of AB928 in healthy volunteers. A healthy volunteer trial allows us to evaluate our product candidates in a relatively large number of subjects over a relatively short time period and to study the behavior of our product candidates in a more controlled setting than is possible in a clinical trial with cancer patients. These trials should allow us to generate significant data on the safety, pharmacodynamic and pharmacokinetic profiles of our product candidates, providing meaningful information on receptor coverage, half-life, optimal dosing regimen and consistency of the product candidate’s activity across human subjects. This should allow us to initiate dosing in cancer patients at a higher dose and with a better understanding of the product candidate’s biological profile and therefore accelerate the dose escalation portion of our trials. We will only pursue this approach when we believe that it could accelerate our overall clinical development timelines and meaningfully de-risk our future trials.

We may also initiate clinical trials for our product candidates in certain regions outside the United States, which may allow us to accelerate our enrollment times. For example, we initiated our first clinical trial for AB122 in Australia, which we believe allowed us to accelerate the time from regulatory submission to the initiation of dosing in patients relative to what would have been possible in the United States. We also believe that we can enroll patients into this trial faster in Australia than in the United States. We currently plan to also initiate clinical testing of our first intra-portfolio combination, AB928 + AB122, in Australia.

•	Select tumor types and settings based on biological and commercial rationale. In selecting tumor types to pursue, we will focus on those types that are most dependent on the pathways targeted by our agents, such as tumors with high levels of CD73 expression for ATP-adenosine inhibitors. We will also focus on patient populations and settings where we believe there is still considerable unmet need. As an example, for our AB122 combinations, we will focus on anti-PD-1 relapsed/refractory patients in indications like non-small cell lung cancer where anti-PD-1 therapy is currently considered the standard of care. In the case of our chemotherapy combinations, we will focus on tumor types in which that particular chemotherapy is already considered the standard of care, such as the case of oxaliplatin-containing regimens in the treatment of colorectal cancer. In addition, we are pursuing settings where significant clinical data already exist for the agent that will be evaluated in combination with our product candidates. We believe that this will allow us to determine whether the data we generate in our expansion cohorts are clinically meaningful and differentiated from the current standard of care.

Our Strategy

Our objective is to transform the treatment of cancer by creating a broad portfolio of innovative immuno-oncology therapeutics and developing combinations that offer significant improvement over current treatment options. To achieve this objective, we are pursuing the following strategies:

•	Rapidly advance our lead product candidates and combinations through clinical development in multiple tumor types. We have initiated Phase 1 trials for our two lead product candidates, AB928 and AB122. Leveraging the benign safety profile of AB928 observed in extensive preclinical toxicology studies, we are conducting our initial trial of this product candidate in healthy human volunteers. Data from this trial should support selection of a higher starting dose and more rapid dose escalation in our first AB928 clinical trial in cancer patients, which will be a Phase 1/2 combination trial with AB122. For this trial, we will utilize an adaptive trial design where our goal is to generate sufficiently robust data in certain tumor types to allow us to advance the AB928+AB122 combination into a large, randomized trial that could potentially support regulatory approval. Concurrently with the AB928+AB122 combination, we intend to evaluate the clinical activity of AB928 in combination with certain forms of chemotherapy, which will implement an adaptive trial design similar to that of the AB928+AB122 trial. We plan to pursue similar adaptive trial designs for our other product candidates, including AB680 and AB154. The objective of our adaptive trial designs is to rapidly generate meaningful clinical data that potentially supports the initiation of a registrational trial.

•	Pursue combinations and tumor types based on strong biological rationales. We are pursuing therapeutic combinations supported by strong biological rationales that suggest synergy between the agents. For example, activation of A2aR receptors on T cells has been shown to impair the ability of anti-PD-1 antibodies to enhance activation of those T cells, providing a strong rationale for combining anti-PD-1 therapy with our agents that target the ATP-adenosine pathway. We are also selecting tumor types that we believe will be most sensitive to our product candidates’ mechanisms of action, such as those that have high CD73 expression and T cell infiltration in the cases of AB928 and AB680. In our later-stage trials, we will likely screen for patients with certain tumor profiles, such as high CD73 expression, which should enhance the likelihood of success of these product candidates. In combination trials that involve AB122, we will determine whether expression level of PD-L1 influences the response rate in a particular tumor type.

•	Control, or otherwise secure access to, all the components of our desired therapeutic combinations. As anti-PD-1/PD-L1 antibodies are currently considered the backbone therapy of immuno-oncology treatment, we believed that it was critical to ensure access to this type of molecule to pursue and control the development of multiple intra-portfolio combinations. In September 2017, we in-licensed an IND-ready anti-PD-1 antibody from WuXi Biologics. We have also in-licensed a preclinical-stage anti-TIGIT antibody that we believe has the potential to become a backbone therapy in the future, and we will continue to evaluate and pursue other molecules that we believe will be critical elements of our combination strategy. By having these antibody product candidates in our portfolio, we can better control the clinical trial design and timelines and retain much of the economics of any resulting products that receive regulatory approval.

•	Continue to expand our pipeline of novel small-molecule product candidates. More than 80% of our workforce is dedicated to research and development, and we plan to continue to invest in our discovery capability and to expand our pipeline. By the end of 2018, we expect to have filed at least four regulatory applications to initiate clinical trials in the United States or other countries, including two for product candidates that we discovered and developed in-house. We have initiated several other drug discovery programs that target promising immuno-oncology pathways, such as arginase, and expect to file our first IND or foreign regulatory application from one of these programs by early 2019. A key element of our portfolio strategy is to create second-generation molecules for our small-molecule programs; these compounds may possess differentiated pharmacological profiles and are generally derived from chemical scaffolds distinct from the one from which the first generation product candidate was selected. We have active second-generation programs in place for AB928 and AB680.

•	Retain significant economic and commercial rights to our programs in key geographic areas. We plan to retain significant economic and commercial rights to our portfolio in the United States and certain other regions. We have pursued and will continue to evaluate opportunities to out-license rights to our product candidates in regions in which we are unlikely to pursue development and commercialization on our own, as was the case with our option and license agreement with Taiho for Japan and certain other territories in Asia (excluding China). In the future, we may enter into strategic collaborations with pharmaceutical companies in the United States or Europe if we believe the partnership enables us to accelerate the development and commercialization of our programs while allowing us to retain meaningful rights to our product candidates.

Our ATP-Adenosine Programs

The ATP-Adenosine Pathway and Its Relevance in Cancer

Our initial focus is on the ATP-adenosine pathway, which, when activated, has potent immuno-suppressive effects in the tumor microenvironment, thereby preventing the immune system from recognizing and destroying cancer cells. The activation of this pathway begins with the release from cells of adenosine triphosphate (ATP), a nucleotide that is the primary source of cellular energy. Under normal conditions, ATP is found primarily intracellularly; however, under conditions of cellular damage or cell death, large amounts of ATP are released extracellularly. On its own, ATP acts as a “danger signal” to alert and activate the innate immune system. However, an enzyme known as CD39 converts the extracellular ATP into adenosine monophosphate (AMP), and another enzyme known as CD73 subsequently converts AMP into adenosine, which has profound immunosuppressive properties. This process, which results in the generation of large amounts of extracellular adenosine, evolved to protect human tissue from excessive inflammation by counteracting the pro-inflammatory effects of ATP. However, cancer cells have hijacked this mechanism to prevent the immune system from efficiently recognizing and eradicating them.

Once generated, adenosine can bind to and activate four different G-protein coupled receptors: A1R, A2aR, A2bR and A3R. Of these, only the A2aR and A2bR receptors are believed to play a role in intra-tumoral immune suppression as described below:

•	A2aR. The binding of adenosine to the A2aR receptor, which is expressed on T cells, natural killer (NK) cells and myeloid cells such as dendritic cells, leads to increased intracellular levels of cyclic AMP (cAMP) and the impairment of maturation and/or activation of T cells, NK cells and dendritic cells. This process significantly impairs the activation of the immune system against cancer cells.

In addition, the relationship between A2aR, PD-1, and T cell receptor (TCR) activation on T cells is becoming increasingly elucidated. Increased cAMP levels induce specific biochemical and transcriptional changes in T cells that interfere with TCR activation, decrease the levels of certain proteins (such as CD28) necessary for optimal T cell activation and elevate the levels of certain proteins (such as PD-1) that inhibit T cell activation. As a result, A2aR receptor signaling may play a role in development of resistance to anti-PD-1 therapy.

•	A2bR. The binding of adenosine to the A2bR receptor, which is primarily expressed on myeloid cells, further contributes to the impaired maturation/activation of dendritic cells, a process that is critical for the generation of an adaptive immune response against tumor antigens. Activation of the A2bR receptor by adenosine also enhances the tumor-protective effects of myeloid-derived suppressor cells (MDSC) and anti-inflammatory macrophages (M2). Therefore, adenosine binding to A2bR results in further impairment of the maturation/activation of these myeloid cells and activates a distinct process that protects tumor cells from the immune system.

One of the significant consequences of A2aR and A2bR activation on tumor-infiltrating immune cells is a decrease in effector T cell (Teff) numbers and activity, as well as simultaneous increases in regulatory T cell (Treg) numbers and activity and decreases in inflammatory cytokine production. Teff and Treg play opposite roles in their attack and protection, respectively, of cancer cells. Their numbers and, more importantly, their ratio is frequently indicative of a cancer patient’s likely prognosis; specifically, a higher Teff to Treg ratio is generally correlated with a better prognosis.

The enzymes CD39 and CD73 are upregulated in response to various stimuli, such as the hypoxic tumor microenvironment and certain growth factors and cytokines. In addition, the commonly prescribed chemotherapeutic agents oxaliplatin and doxorubicin also induce elevated CD39 and CD73 levels, which may result in an immunosuppressive response that counteracts some of the potentially beneficial effects of these chemotherapies. Consistent with the relationship between hypoxia and elevated CD73 expression, several studies, including those published by Gao et al. (BioMed. Res. Intl. (2014) i.d. 460654; see Table 2), Loi et al. (Proc. Natl. Acad. Sci. (2013) 110(27): 11091-11096), and Inoue et al. (Oncotarget, January 2017), as well as public databases, such as the National Institutes of Health’s The Cancer Genome Atlas database, have shown that CD73 is overexpressed in multiple tumor types and that high CD73 expression is correlated with a poor prognosis in many types of cancer. These include non-small-cell lung carcinoma, colorectal cancer, head and neck squamous cell carcinoma, ovarian cancer, triple-negative breast cancer, renal cell carcinoma, prostate cancer and gastroesophageal cancer. These studies demonstrate the broad potential of CD73 inhibition in many oncology settings.

Our Product Candidates Targeting the ATP-Adenosine Pathway

We are pursuing what we consider to be the two most critical targets within the ATP-adenosine pathway: the A2aR/A2bR receptors and the enzyme CD73. Due to the significant and growing amount of scientific literature, including papers by Vijayan et al. (Nat. Rev. Cancer (2017) 17: 709-724); Ohta (Front. Immunol. (2016) 7: article 109); and Allard et al. (Curr. Opin. Pharmacol. (2016) 29: 7-16), supporting the critical role of the ATP-adenosine pathway in cancer, several companies have recently repurposed for oncology A2aR receptor-selective antagonists that were originally developed for Parkinson’s disease and other CNS disorders. These repurposed molecules were originally developed to inhibit the effects of adenosine in the brain, where adenosine is present in much smaller quantities than in the tumor microenvironment. These molecules were also specifically designed to cross the blood brain barrier, which could limit the use of higher doses in other settings, like oncology, because of the potential for CNS-mediated adverse events.

Our Dual Adenosine Receptor Antagonist, AB928

Our most advanced small molecule targeting the ATP-adenosine pathway, AB928, is an orally bioavailable, highly potent, reversible antagonist of the A2aR and A2bR receptors. AB928 is currently in a Phase 1 trial in healthy volunteers. We will initiate clinical testing of AB928 in cancer patients in the second quarter of 2018. We plan to develop AB928 in combination with AB122, our anti-PD-1 antibody, and other agents for which a strong biological rationale exists supporting their synergy with A2R antagonism.

We believe that AB928 is the first A2R antagonist in clinical development that inhibits both the A2aR and A2bR receptors and which was designed specifically for the oncology setting. As a result, AB928 has several attributes that differentiate it from the other A2R antagonists in clinical development, including:

•

High potency and low plasma protein binding. We have shown that AB928 is more potent against A2aR in buffer than the A2aR antagonists currently in clinical development. More importantly, AB928 is significantly more potent than these A2aR antagonists when we evaluated them under conditions that more closely resemble the tumor microenvironment. In these studies, we evaluated AB928 in an assay using whole blood, instead of buffer, and in the presence of high levels of NECA (a synthetic analogue of adenosine). Blood, like tumors, contains much higher concentrations of albumin than the brain. As albumin non-specifically binds to many small-molecule drugs, resulting in a dramatic loss of effective potency, blood represents a more representative biological medium for the evaluation of the potency of small-molecule drugs. The high levels of NECA used in this experiment are representative of the high concentrations of adenosine that have been measured in many solid tumors; these levels can be as much as 100 times higher than those found in the brain. Because the other A2aR antagonists in clinical development were developed with a focus on activity in the brain, they were not necessarily designed to work in the presence of the much higher levels of adenosine that are found in tumors.

When we evaluated AB928 under these conditions, AB928 was significantly more potent at inhibiting A2aR activation, as measured by phosphorylation CREB (pRCEB), than the A2aR antagonists in clinical development, as shown in the graph below. CREB is a transcription factor that becomes phosphorylated when A2aR is activated; thus, the level of pCREB inhibition is a measure of an A2aR antagonist’s ability to inhibit A2aR. The table below on the right shows the calculated IC50 values for the various compounds in this experiment. The IC50 values indicate the concentration of each compound necessary to achieve 50% inhibition of pCREB formation. Therefore, lower values reflect greater compound potency.

[a]	Phosphorylation of CREB on human blood CD8+ T cells using 5 µM NECA
[b]	CPI-444: Compound synthesized by Arcus based on structure from AACR, April 2017 (#CT119)
[c]	AZD4635: Compound synthesized by Arcus based on structure from AACR, April 2017 (#2641)
[d]	PBF509: Compound synthesized by Arcus that is believed to be either PBF-509 or a close analogue (based on Pat. Appl. WO2017025918)
[e]	Preladenant was purchased from Ark Pharma (AK-43905); Preladenant was run on a different donor and date than the remaining compounds.

•	Dual antagonism of the A2aR and A2bR receptors. Unlike the repurposed A2aR receptor-selective molecules that were initially developed for CNS indications, we designed our A2R antagonist to optimize its properties for use in immuno-oncology. As such, we designed AB928 to inhibit both the A2aR and A2bR receptors, since the binding of adenosine to A2bR receptors on myeloid cells contributes to adenosine-mediated immune suppression. Therefore, we expect that AB928 could have broader immunological activity than the selective A2aR antagonists. The scientific literature also supports the role of A2bR receptors in different types of cancer, such as triple-negative breast and ovarian cancers.

The following table summarizes data we have generated in our cell-based assays conducted in buffer evaluating the potency of AB928 against A2aR and A2bR, relative to the selective A2aR antagonists. As shown below, AB928 is the most potent inhibitor of A2aR receptors and is the only compound that meaningfully inhibits A2bR receptors.

A2R Antagonist	A2aR (KB , nM) [c]	A2bR (KB , nM) [c]
AB928 (Dual A2aR/A2bR Antagonist)	1.4	2.4
CPI-444 [a,b]	5.4	493
AZD 4635 [a]	1.7	64
PBF-509 [a,b]	58	189
Preladenant [a,b]	3.3	3,121

[a]	Arcus data generated with compound samples synthesized or purchased by Arcus.
[b]	CPI-444: Structure from AACR, April 2017 (#CT119), synthesized by Arcus; AZD4635: Structure from AACR, April 2017 (#2641), synthesized by Arcus; PBF509: believed to be PBF-509 or a close analogue (based on Pat Appl WO2017025918), synthesized by Arcus; Preladenant was purchased from Ark Pharma (AK-43905).
[c]	KB is a measure of a compound’s thermodynamic ability to bind/block its target receptor; lower KB values reflect greater potency for a given receptor.

•	Low penetration across the blood brain barrier. Unlike the other A2aR antagonists that were specifically designed to penetrate and act in the brain, we have designed AB928 to minimize penetration of the blood-brain barrier. We have shown in animal studies that the concentration of AB928 measured in brain corresponds to approximately 1% of the concentration found in blood. We believe that this characteristic could allow us to dose at levels necessary to achieve high receptor coverage of AB928 in the tumor microenvironment while avoiding the potential for CNS-related toxicities.

•	High tumor / plasma ratio. Another rationale for selecting AB928 as our lead A2aR/A2bR antagonist development candidate is that a relatively high level of the compound penetrates the tumor. The blood vessels that provide nutrients to tumors are poorly organized and may represent an obstacle against deep penetration of the tumor tissue by drugs arriving from the blood. The graph below shows the concentration of AB928 in the tumor and plasma over time in tumor-bearing mice and demonstrates that AB928 achieves significant tumor penetration.

Tissue distribution in tumor-bearing mice after a single

30 mg/kg subcutaneous dose of AB928 to CT26-tumor bearing mice

Compound	Tumor/Plasma Ratio	Brain/Plasma Ratio
AB928	0.62	0.01

•	Attractive pharmacokinetics. We designed AB928 to have high oral bioavailability and a human half-life to support once-daily dosing. Other A2aR antagonists in clinical development are being dosed to patients twice per day, presumably reflecting their relatively low oral bioavailability and/or short half-life in humans. Molecules with good oral bioavailability and long half-lives that can be dosed only once per day generally have lower “peak-to-trough” fluctuations in plasma levels between doses. This is important in cases in which the dose-limiting toxicities of the drugs are associated with high peak plasma levels; in these cases, higher overall drug exposures are possible when those drugs have longer half-lives, such as is the case with AB928. Preliminary data from our ongoing Phase 1 trial in healthy volunteers shows an excellent half-life of about 21 hours, which allows for once-daily dosing.

Based on the important differentiated characteristics summarized above, we believe that AB928 could prove to have more robust anti-tumor effects and activity in a broader range of tumor types than the A2aR antagonists in clinical development.

In Vitro and In Vivo Data Supporting the Selection of AB928 as our Development Candidate

The objective of our in vitro and in vivo studies is to characterize the effect of our molecules on immune function in systems that we believe are representative of human and cancer biology. Our highly comprehensive in vitro and in vivo work has helped to elucidate the immune biology behind the pathways we pursue, demonstrate the differentiation of our product candidates relative to other agents in their classes, identify a likely effective dose for human studies and determine potential combinations to explore in clinical development.

Since AB928 was first synthesized at Arcus in December 2016, we have conducted multiple in vitro studies to assess the ability of AB928 to reverse the immuno-suppressive activity of adenosine. In these studies, we measure readouts such as secretion of IFN-g and IL-2, which are cytokines released upon T cell activation and that have potent effects on anti-tumor immunity. For our assays, we typically use primary immune cells isolated from human blood, including CD4+ T cells (also known as T helper cells because they activate other immune cells), CD8+ T cells (also known as cytotoxic T cells for their ability to directly kill cancer cells), dendritic cells and natural killer (NK) cells. The table below summarizes some of the key in vitro studies that we have conducted to date and shows that AB928 consistently reversed adenosine-mediated immune suppression in multiple cell types and under various experimental conditions.

System	Key Findings
Human CD8+ T cells

•   AB928 inhibited A2aR receptor-mediated cAMP accumulation, in a dose-dependent manner, demonstrating that AB928 effectively blocks the activation of A2aR

•   Measured AB928 potency: KB = 540 pM; IC50 = 940 pM

Human CD8+ T cells	• AB928 blocked the adenosine-dependent inhibition of IFN-g and granzyme B production, in a dose-dependent manner

Human CD4+ T cells	• AB928 blocked the adenosine-dependent inhibition of proliferation and of IL-2 production, in a dose-dependent manner

Mixed lymphocyte reaction (MLR) between human dendritic cells and T cells	• AB928 blocked the adenosine-dependent inhibition of anti-PD-1-induced IFN-g production, in a dose-dependent manner

Mouse NK cells	• AB928 blocked the adenosine-dependent inhibition of NK cell cytotoxicity, in a dose dependent manner

Maturation/Activation of monocyte-derived dendritic cells

•   AB928 inhibited the suppressive effects of adenosine on the maturation and activation of dendritic cells, as measured by the impaired performance of these dendritic cells in an MLR assay. These results are consistent with the hypothesis that a dual A2aR/A2bR antagonist may have a broader immune-activation profile than selective A2aR antagonists

An example of one of many studies that we have performed in-house to demonstrate the ability of AB928 to block adenosine-mediated impairment of T cell activation is illustrated in the figure below. In this study, activation of human CD8+ T cells leads to a profound release of IFN-g. This assay recapitulates certain elements of the process by which T cells recognize their target. Introduction of adenosine (6 µM) into this assay induced a profound inhibition of IFN-g production, as demonstrated by the second bar. When we also introduced increasing concentrations of AB928, in addition to adenosine, we demonstrated that AB928, at concentrations as low as 5 nM, was able to completely block the inhibitory effects of adenosine on IFN-g production.

In another study aimed at understanding the role of the A2aR receptor on NK cell activation, we isolated NK cells from mouse spleen and cultured them together with labeled LLC cells (a common test system to measure the cell-killing activity of NK cells). In this experiment, we used various concentrations of the synthetic adenosine receptor agonist NECA to inhibit the cytotoxic activity of the NK cells. As shown in the figure below, AB928 was very effective at blocking the inhibitory effects of NECA in this assay system, restoring the NK cells’ killing activity in a dose-dependent manner. In this figure, the Y axis (% Cell Killing) reflects the % of the target cells that were killed as a result of being co-cultured with the NK cells.

We have also conducted several in vivo studies of AB928 in mouse tumor models to assess the compound’s pharmacokinetics, anti-tumor activity and the degree of target inhibition necessary for anti-tumor activity and effects on tumor-infiltrating lymphocytes (TIL), a generic term for the immune cells that can be retrieved from tumor tissue. We are particularly interested in the latter assessment and the way in which AB928 alters the size and composition of the TIL, such as the ratio between CD8+ T cells and Treg cells, towards a more favorable anti-tumor profile.

Our in vivo experiments have evaluated AB928 in combination with anti-PD-1/PD-L1 antibodies as well as with certain chemotherapies, both of which are believed to be synergistic with A2R antagonism. In the case of anti-PD-1/PD-L1 antibody combinations, previous studies conducted by others have demonstrated that higher CD73 expression limits the efficacy of anti-PD-1/PD-L1 antibodies and, therefore, A2R inhibition (which prevents the downstream effects of CD73 expression and activity) could increase the effectiveness of anti-PD-1/PD-L1 antibodies. In addition, certain chemotherapies, specifically anthracyclines and platinum-based agents, are known to induce immunogenic cell death (ICD), which results in the extracellular release of significant amounts of ATP, which is converted into adenosine by the sequential actions of CD39 and CD73. As a result, we expect that A2R antagonists, like AB928, will be synergistic with ICD-inducing chemotherapies. We have demonstrated this synergy in our in vivo studies as discussed below.

In one experiment in the MC38 mouse colon adenocarcinoma tumor model, we evaluated the combination of AB928 and an anti-PD-L1 antibody. Despite the fact that the tumors in this highly variable mouse model do not express CD73, and therefore would not be expected to respond to adenosine inhibition, and only the TIL do, we observed a reduction in tumor volumes, as well as an improvement in survival, for the AB928 and anti-PD-L1 antibody combination compared to the anti-PD-L1 antibody alone, as summarized in the graph below. It should be noted that human tumors are very different from mouse tumors in that, in the former, cancer cells are often found to express significant levels of CD73; based on this difference, we believe that human tumors may be more dependent than mouse tumors on adenosine for their protection against the immune system.

In another study, in the AT-3 OVA mouse breast tumor model, we evaluated the combination of AB928 with ICD-inducing chemotherapies such as doxorubicin and oxaliplatin. Again, despite the fact that tumors in this mouse model do not express CD73 and only the TIL do, we observed a significant reduction in tumor volume with the AB928 + oxaliplatin combination, compared to either agent alone, as shown in the figure below. We observed similar results when evaluating AB928 in combination with doxorubicin in this same mouse model.

**** Statistically significant (p<0.0001)

Our Clinical Development Strategy for AB928

Our initial development efforts for AB928 will focus on combination trials evaluating AB928 with our anti-PD-1 antibody, AB122, and with certain chemotherapeutics. The rationale for selecting these two combination partners for AB928 are as follows:

•	Anti-PD-1 Therapy, such as AB-122. A2aR activation by adenosine induces biochemical and transcriptional changes in T cells that interfere with TCR activation, decreases the levels of certain proteins (such as CD28) necessary for optimal T cell activation and elevates levels of certain proteins (such as PD-1) that inhibit T cell activation. As a result, A2aR receptor signaling may play a role in the development of resistance to anti-PD-1 therapy.

•	Certain Chemotherapy. Certain chemotherapies, such as oxaliplatin and doxorubicin, induce immunogenic cell death (ICD) in cancer cells, a process that is characterized by, among other features, endoplasmic reticulum stress and enhanced release of ATP into the extracellular environment. In tumors that express high levels of CD73, this ATP is readily converted into adenosine, resulting in profound immune suppression which can counteract the potential anti-tumor effects of chemotherapy.

Our clinical development strategy for AB928 is designed to achieve rapid proof-of-concept in one or more tumor types and to advance AB928 into a registrational trial as quickly as possible. As we expect that the anti-tumor activity of AB928 will result primarily from combination with other agents, we will focus our development efforts on combination trials of AB928 with other mechanisms that are expected to be synergistic with inhibition of the ATP-adenosine pathway, such as anti-PD-1 antibodies and ICD-inducing chemotherapies. In our combination trials, we will focus on tumor types for which there is substantial evidence that they may rely on the immune-suppressive effects of adenosine. These tumor types share the following characteristics:

•	Infiltration with T cells (as T cells need to be present in the tumor for an adenosine receptor antagonist to have an effect).

•	Tumors characterized by high CD73 expression, as evidence that the tumor has the ability to produce adenosine (examples, based on published literature, include non-small-cell lung carcinoma, colorectal cancer, head and neck squamous cell carcinoma, ovarian cancer, triple-negative breast cancer, renal cell carcinoma, prostate cancer and gastroesophageal cancer).

•	Anti-PD-1/PD-L1 antibodies or ICD-inducing chemotherapy are currently considered standard of care or, in the case of anti-PD-1/PD-L1 antibodies, the likely response rate in certain tumor settings has been clearly established in earlier clinical trials. Examples include the use of oxaliplatin-containing chemotherapy in colorectal cancer and esophageal cancer; cisplatin and carboplatin in the treatment of non-small cell lung cancer and ovarian cancer; or the use of anti-PD-1/PD-L1 antibodies in non-small cell lung cancer and renal cell carcinoma.

We initiated a Phase 1 trial of AB928 in healthy volunteers in November 2017. This trial will enroll up to about 80 subjects at a single site in the Netherlands and will include parallel single-ascending-dose and multiple-ascending-dose escalation cohorts. Study subjects are being randomized 3:1 to either AB928 or placebo. We have developed a proprietary pCREB assay to study the pharmacodynamics of AB928, or the degree to which AB928 inhibits pCREB formation (a marker for A2R inhibition) in blood samples from the subjects. This trial will also provide us with significant insights into the safety, pharmacokinetic and pharmacodynamic profiles of AB928, which could allow us to start the dose-escalation portion of our planned Phase 1/2 combination trials in cancer patients at a higher dose than would otherwise be possible. To date, in this trial, we have administered single doses of AB928 up to 150 mg in healthy volunteers and have not observed any safety issues. As shown in the following graph, increasing doses of AB928 resulted in dose proportional increases in plasma levels of AB928. The plasma half life of AB928 following a single dose has been shown to be approximately 20 hours.

In addition, the following graph describes the expected steady-state plasma levels of AB928, generated using the pharmacokinetic parameters obtained from the single-dose pharmacokinetic profiles. According to these anticipated levels of AB928 concentrations we expect that 75 mg AB928 once daily should be sufficient to inhibit 90% of A2R activation in the presence of 5 µM of NECA. Complete results from this healthy volunteer trial will be available in the second quarter of 2018.

We expect to submit a regulatory filing in Australia for a Phase 1/2 dose-escalation trial of AB928 + AB122 in cancer patients during the second quarter of 2018. Conducting this trial in Australia will enable us to accelerate the clinical development timeline for this combination. The goal of this dose-escalation trial will be to assess the safety profile of increasing dose levels of AB928 when combined with a fixed dose of AB122 and to identify the recommended dose of AB928 + AB122 for future trials. We also expect to file an IND for AB928 in the second quarter of 2018.

Once we have determined the recommended dose of AB928 + AB122, we will initiate up to 6 expansion cohorts to evaluate this combination in multiple cancer types and we expect to initiate our first expansion cohorts in the first half of 2019. Tumor selection will be based on the criteria expressed earlier in this section, namely, tumor types that are known to be responsive to anti-PD-1/PD-L1 therapy, are associated with high expression of CD73, and are generally known to be accessible to T cell infiltration. For tumor types in which patients are likely to have already been treated with anti-PD-1/PD-L1 antibodies, we will recruit patients that are either refractory or relapsed after initial response to this type of therapy.

Each cohort will include approximately 15-30 patients, a number that we believe will be sufficient to establish evidence of anti-tumor activity. We plan to utilize an adaptive trial design that will allow us to review data from initial patients and expand only those cohorts in which signs of clinical benefit are detected.

In parallel with our AB928 + AB122 combination Phase 1/2 trial, we plan to initiate another Phase 1/2 trial to evaluate AB928 in combination with three different types of ICD-inducing chemotherapies (generally referred to here as chemotherapy), specifically platinum-based therapy and anthracycline-based therapy. We plan to file an IND for this trial in the second quarter of 2018. Following IND clearance, we will initiate enrollment for the three dose-escalation cohorts of AB928 and chemotherapy. Once the recommended dose is determined for each AB928 and chemotherapy combination, we will advance these combinations into selected expansion cohorts, currently anticipated in the first half of 2019. We have selected tumor types in which to evaluate these combinations based on considerations consistent with those outlined above, namely, tumor types that are associated with high expression of CD73, that are generally known to be accessible to T cell infiltration, and for which one of the chemotherapies of interest are already considered standard of care.

In the graphic below, the shaded boxes represent the combinations and tumor types that we plan to explore for AB928 in our expansion cohorts. Where chemotherapy is the combination agent, we will use the chemotherapy- containing regimen that is considered the standard of care for that indication, such as the oxaliplatin-containing regimen FOLFOX in the case of colorectal cancer. For these cohorts, there already exists significant historical response data for anti-PD-1 therapy or ICD-inducing chemotherapy alone. This will enable us to better quantify the potential clinical benefits of our combination therapies in comparison to these standards of care.

An important component of our development program will be the incorporation of a biomarker strategy to identify patients most likely to benefit from AB928. In our Phase 1/2 trial of AB928, we will test patients’ tumors for CD73 expression and expect to use CD73 expression as a tool to select patients in future trials. We will also evaluate other tumor and blood markers designed to establish the extent of in vivo inhibition of the adenosine system, assess the effects of AB928 on the anti-tumor immune response, and identify additional biomarkers that are potentially predictive of response to AB928 and that could be used to screen patients in our future clinical trials.

Our Second-Generation A2R Antagonist Strategy

We have an active discovery program focused on the identification of additional molecules that block adenosine 2 receptor signaling. We have identified a second dual A2aR/A2bR antagonist (A003105) as well as a selective A2aR antagonist (A002926), both of which are derived from a chemical scaffold different from that of AB928. In the design of these candidates, our focus has been on retaining or improving on the potency of AB928 for the A2aR receptor, while potentially increasing the selectivity of the compounds. We expect to take at least one of these development candidates through non-GLP toxicology studies in the near-term, so that it could be advanced into clinical development within 6-9 months of making such decision.

Our CD73 Inhibitor Program

Our next most advanced program in the adenosine pathway targets the CD73 enzyme, which plays a critical role in the last step of the process of extracellular ATP conversion into adenosine. CD73 inhibition should therefore be a highly effective approach to inhibiting the activation of adenosine-mediated immune suppression, as it could significantly suppress adenosine generation.

We are currently pursuing two structurally distinct chemical series of small-molecule CD73 inhibitors. Optimization of our first series was facilitated through a collaboration with Professor Norbert Stratter (University of Leipzig), a structural biologist who has solved the structure of multiple complexes of CD73 bound to our compounds. We have utilized this information in a structure-based drug design effort to create small-molecule inhibitors of CD73 with extraordinary potency in the picomolar range. This series includes compounds with extremely long half-lives, such as our lead development candidate, AB680, which we believe could be dosed intravenously or subcutaneously in the clinic every two or three weeks at the same time that a patient receives anti-PD1 therapy or chemotherapy. This series also includes compounds that could be dosed orally. We have also identified a second chemical series, and we are evaluating compounds from this series that could be orally administered. We expect to nominate an oral development candidate from one of our two series in 2018.

We expect that AB680 will be the first small-molecule CD73 inhibitor to enter clinical development, and we are not aware of any other small-molecule CD73 inhibitors in preclinical development. While there are several anti-CD73 antibodies in development, we believe that a small-molecule approach to CD73 inhibition could offer several advantages, including:

•	More complete inhibition of CD73 enzymatic activity. As illustrated in the graph below, we have shown in our assays that our small-molecule CD73 inhibitor, AB680, inhibits CD73 more potently and effectively than one of the CD73 antibodies in clinical development, MEDI9447. One explanation for this difference in potency is that our small-molecule CD73 inhibitors bind in the active site of the CD73 enzyme and they do so with an affinity about ten million times greater than the affinity of its substrate, AMP, for CD73. In contrast, many CD73 antibodies were not designed to inhibit the enzymatic activity of CD73 but to instead induce internalization of CD73 from the cell surface and therefore will be less effective at inhibiting soluble forms of CD73. There are significant levels of soluble CD73 that have been shed from the cell surface. Our small-molecule inhibitors display comparable potency and effectiveness against soluble as well as membrane-bound forms of CD73, while at least some of the CD73 antibodies in development are unable to completely inhibit the enzymatic action of soluble CD73.

*	Representative data from two separate experiments shown
**	Prepared by Arcus based on Hay et al., OncoImmunology (2016) 5, e1208875; Patent Appl. US 2016/0129108

•	Deeper tumor penetration. As small molecules, we expect that our CD73 inhibitors should be able to achieve better penetration of tumor tissue relative to the CD73 antibodies which are much larger molecules. We have shown, in tumor-bearing mice, that the concentrations of our inhibitors in the tumor tissue are approximately 15-20% of those in the blood, demonstrating their ability to permeate well beyond the tumor micro-vasculature. It is well accepted that monoclonal antibodies, because of their molecular size and properties, cannot diffuse further than a few microns from the blood vessel that delivers them to the tumor.

•	Potential for both intravenous and oral delivery. We are developing both oral and injectable formulations of our CD73 inhibitors, which could provide flexibility on dosing regimens. We expect that AB680 dosed once every two or three weeks, on the same schedule as an anti-PD-1 antibody or a chemotherapeutic agent, would be very convenient for patients and also be very attractive commercially. An orally formulated CD73 inhibitor would be highly convenient for patients not undergoing regular infusions.

In Vitro and In Vivo Data Supporting the Reversal of Immune Suppression by AB680

Similar to our work with AB928, our in vitro and in vivo work with AB680 and our other small-molecule CD73 inhibitors has focused on characterizing the effects of these compounds on human immune cells, in assays that we believe are relevant to the biology of human tumors. The table below summarizes some of the key studies that we have performed with AB680 and demonstrates that our CD73 inhibitors effectively and consistently reverse CD73-adenosine mediated immune suppression. We have used variations of the assay systems described earlier for our AB928 program, with the main difference being that we suppress immune cell activation by introducing AMP (which is converted to adenosine by CD73) into the assay instead of introducing adenosine or a synthetic adenosine analogue for this purpose.

Assay	Key Findings
Human CD8+ T cells	• AB680 reversed the AMP-dependent inhibition of T cell activation, proliferation and IFN-g and granzyme B production, in a dose-dependent manner

Human CD4+ T cells	• AB680 reversed the AMP-dependent inhibition of T cell activation, proliferation, IFN-g and IL-2 production, in a dose-dependent manner

Mixed lymphocyte reaction (MLR) between allogeneic peripheral blood mononuclear cells from two different donors	• AB680 blocked the AMP-dependent inhibition of anti-PD-1-enhanced IFN-g production, in a dose-dependent manner

MLR between human dendritic cells and T cells from two different donors	• AB680 blocked the AMP-dependent inhibition of anti-PD-1-enhanced IFN-g and IL-2 production, in a dose-dependent manner

The last experiment summarized in the table above is illustrated in the figure below and demonstrates the ability of AB680 to block the AMP-dependent inhibition of IFN-g production by CD4+ T cells in a mixed lymphocyte reaction (MLR) assay with allogeneic dendritic cells. In this study, the activity of the T cells was boosted by the introduction of our anti-PD-1 antibody (AB122). Despite the high level of T cell stimulation induced by the combination of allogeneic reaction and PD-1 inhibition, introduction of a high concentration of AMP (100 µM) almost completely inhibited IFN-g production. An anti-PD-1 antibody (AB122) was introduced to induce T-cell activation, which was then suppressed by the introduction of AMP. This effect was potently reversed by AB680, in a dose-dependent fashion.

We have evaluated our CD73 inhibitors in mouse tumor models, such as the B16F10 melanoma model. The graphs below show data from an experiment we conducted with A000830, a representative molecule from the same series as AB680 that we have used extensively to characterize the in vivo activity of CD73 inhibitors. When dosed in combination with an anti-PD-1 antibody, the CD73 inhibitor significantly reduced tumor volume in established tumors when dosing was initiated after the tumors were palpable. An analysis of the tumor-infiltrating-lymphocyte (TIL) population in these tumors at the end of the study demonstrated that CD73 inhibition resulted in increased TIL infiltration (as measured by the CD45+ to CD45- cell ratio), as well as increased ratios of cytotoxic T cells (CD8) relative to immunosuppressive TIL (regulatory T cells (Treg) and myeloid-derived suppressor cells (MDSC)). The changes of these ratios are indicative of a more productive anti-tumor immune response. We are currently evaluating our other CD73 inhibitors, including AB680, in this and other tumor models.

** Statistically significant (p<0.01)

Our Clinical Development Strategy for AB680

We expect to submit a regulatory filing for AB680 in the second half of 2018 to enable us to initiate clinical trials. We currently plan to model the early development program for AB680 after our development strategy for AB928 and expect that we could initiate dose-escalation trials of AB680 in combination with AB122 and with chemotherapy by the first half of 2019. The selection of tumor types in which to evaluate the clinical effects of AB680 will be influenced by any emerging efficacy data from the AB928 clinical trial. It is possible that response rates and/or duration of response of a particular tumor type might be different for AB928 versus AB680 treatment.

Our Second-Generation CD73 Strategy

In addition to the chemical series from which AB680 was derived, we are evaluating another chemical series of CD73 inhibitors. We have an active effort to identify a CD73 inhibitor to be developed as an orally administered agent from one of these chemical series. We anticipate selecting a preclinical development candidate from one of these chemical series in 2018. In addition to our efforts to advance a CD73 inhibitor that can be administered orally, we are also identifying other potential back-up compounds to AB680.

Our Antibody Programs

In addition to our small-molecule programs, we are developing antibody drug candidates that are currently considered to be backbone therapy in immuno-oncology or that have the potential to be backbone therapies in the future, such as our in-licensed anti-PD-1 and anti-TIGIT antibodies. Our strategy is to create differentiated combination products by combining these antibodies with our internally discovered small-molecule product candidates. In addition, by having these antibodies in our portfolio, we can better control the combinations that we pursue, as well as potentially capture a greater share of the value of the combination products. As a result, we have established capabilities at Arcus that allow us to evaluate and develop antibody drug candidates and will continue to explore opportunities to create or in-license antibodies that we believe will be critical to our intra-portfolio combination development strategy.

Our Anti-PD-1 Antibody, AB122

In August 2017, we in-licensed our anti-PD-1 antibody, which we refer to as AB122, from WuXi Biologics. AB122 is a fully human IgG4 antibody that was generated by WuXi Biologics using the transgenic rat platform from Open Monoclonal Technology. The biochemical, biological and preclinical properties of AB122 have been shown by WuXi Biologics and Arcus to be comparable to those of the marketed anti-PD-1 antibodies nivolumab and pembrolizumab. We are currently evaluating AB122 in cancer patients in a Phase 1 dose-escalation trial being conducted in Australia.

In Vivo and In Vitro Data Supporting AB122

Arcus and WuXi Biologics have completed multiple in vitro and in vivo studies to assess the binding, ligand-blocking (PD-L1 and PD-L2), immune cell activation and in vivo properties of AB122. In these studies, we and WuXi Biologics have demonstrated that AB122 has very similar binding properties and similar in vivo efficacy to those of nivolumab. Among the most important of these properties is that AB122 binds to human PD-1 (equilibrium binding constant, KD, of 1.75x10-10 M), with greater affinity than that of nivolumab (KD = 1.16x10-9 M), as determined by surface plasmon resonance. The KD reflects the ratio between the on rate (rate at which the antibody binds to its target) and the off rate (rate at which the antibody becomes detached from its target); a lower KD value reflects greater binding affinity for its target. As shown in the table below, the lower KD value of AB122 relative to that of nivolumab reflects a greater on rate (ka) and a slower off rate (Kd).

Ligand	ka (1/Ms)	Kd (1/s)	KD (M)
AB122	1.12+06	1.96-04	1.75-10
Nivolumab*	7.76+05	8.97-04	1.16-09

*	CAS 946414-94-4

An important feature for any antibody is the ability to block the interaction between its target (PD-1, in this case) and the target’s ligands (PD-L1 and PD-L2, in this case). As shown in the figure below, AB122 is able to potently and completely block the interaction between PD-1 and PD-L1. Similar results were obtained for the blockade of binding of PD-1 to PD-L2.

Another important objective of our in vitro studies was to assess the ability of AB122 to potently and effectively relieve the PD-L1-mediated inhibition of T-cell receptor (TCR) activation on T cells. As illustrated in the figure below, AB122, pembrolizumab and nivolumab were assayed side-by-side in an assay in which the extent of TCR activation was determined in a reporter gene assay. AB122 demonstrated very similar potency to those of both nivolumab and pembrolizumab in this measure of functional inhibition.

*	CAS 1374853-91-4
**	CAS 946414-94-4

AB122 was also evaluated in tumor models performed with human PD-1 transgenic mice. AB122 was shown to possess similar and maximal in vivo anti-tumor activity to that of pembrolizumab. The graph below shows the effect on tumor size of two different dose levels of AB122 administered every three weeks compared to that of pembrolizumab administered 20 mg/kg every three weeks.

*	CAS 1374853-91-4

** Statistically significant (p<0.01)

Our Clinical Development Strategy for AB122

In November 2017, we initiated dosing in Australia for our Phase 1 trial of AB122 in cancer patients. We decided to start our clinical testing of AB122 in Australia, because we were able to proceed from regulatory filing to dosing of the first patient much more quickly than would have been the case in the United States. We also believe that we may be able to enroll patients more quickly in Australia than in the United States, because we are more likely to identify patients that have not received anti-PD-1 therapy. The first portion of this dose-escalation trial will evaluate fixed doses of 80 mg, 240 mg and 720 mg of AB122 as monotherapy administered every two weeks. Once we identify our recommended dose for future trials of AB122, we will initiate the second portion of this dose-escalation trial, which will evaluate AB122 in combination with our A2aR/A2bR antagonist, AB928. As discussed above under the section titled “Business—Our Clinical Development Strategy for AB928”, this will be followed by various dose-expansion cohorts that will evaluate the combination in carefully chosen tumor types. We expect to file an IND for AB122 in the United States in the second quarter of 2018.

We are evaluating various strategies to demonstrate the clinical benefit of AB122 monotherapy, given its role as a cornerstone of our combination strategy. Following the identification of the recommended monotherapy dose and regimen for AB122, we are planning to initiate a dose expansion cohort which would evaluate AB122 in approximately 30-40 cancer patients in tumor types known to be responsive to anti-PD-1/PD-L1 therapy, such as non-small-cell lung cancer.

Our Anti-TIGIT Antibody, AB154

Our second antibody program targets TIGIT (T-cell immunoreceptor with Ig and ITIM domains), a unique immune checkpoint target, because its primary ligand, CD155, plays both inhibitory and stimulatory roles in regulating the activity of effector immune cells such as T and NK cells. TIGIT is an inhibitory receptor highly expressed on T cells displaying an exhausted phenotype, tumor-infiltrating Treg, and NK cells. The ligands for TIGIT are expressed on a large number of cancer cells and on other immune cells such as dendritic cells, and their binding to TIGIT results in inhibition of immune cells.

In addition to TIGIT, CD155 binds, with lower affinity, to DNAM-1 (also known as CD226), a stimulatory receptor also expressed on T cells and NK cells. As a result, when anti-TIGIT antibodies bind to TIGIT, thereby blocking the TIGIT:CD155 interaction, they not only block an inhibitory signal on T cells and NK cells but also free up CD155 to bind to and activate DNAM-1, leading to increased activation of T cells and NK cells. The graphic below further illustrates the TIGIT:CD155 interaction and consequences of inhibiting TIGIT.

•	TIGIT binds to CD155 (high affinity) and CD112 (low affinity)
•	DNAM-1 competes, with lower affinity than TIGIT, for binding to CD155
•	TIGIT binding to CD155 results in reduced function of effector immune cells
•	CD155 binding to DNAM-1 results in activation of immune cells
•	When an anti-TIGIT antibody binds to TIGIT, it frees up CD155 to bind to DNAM-1, resulting in activation of effector immune cells

Concurrent blockade of TIGIT and PD-1 has been shown to be more effective than PD-1 blockade alone in both in vitro and in vivo models. Importantly, high TIGIT expression at initial cancer diagnosis is associated with CD8+ T cell exhaustion and poor clinical outcomes.

AB154 is our humanized anti-TIGIT IgG1 monoclonal antibody engineered to lack FcgR binding and effector function (that is, it will not trigger antibody-dependent cellular cytotoxicity—ADCC—or complement-dependent cytotoxicity—CDC). We in-licensed AB154 in December 2016. Since that time, we have initiated cell line development and other chemistry, manufacturing and controls, or CMC activities and preclinical safety assessment studies and expect to initiate clinical trials for AB154 in cancer subjects in 2018.

Preclinical Data Supporting the Benefits of TIGIT Blockade and AB154

We have demonstrated that AB154 binds with high affinity and selectively to human (IC50 = 0.3 nM) and cynomolgus monkey TIGIT. This affinity for TIGIT allows AB154 to block TIGIT:CD155 binding with great potency (IC50 = 0.4 nM). We have demonstrated that blocking TIGIT in vitro enhances the activation and function of human T cells and NK cells and also synergizes with PD-1 inhibition in vitro. The table below provides a summary of the key preclinical immune function data generated for this molecule.

Assay	Key Findings
Jurkat T cell stably expressing TIGIT (reporter gene assay)	• AB154 reversed TIGIT-mediated inhibition of T cell receptor activation, in a dose-dependent manner

Polyclonal activation of human T cells by staphylococcal enterotoxin B (SEB)	• AB154 produced robust enhancement of effector cytokines production by human T cells; effects similar to those obtained with an anti-PD-1 antibody

Antigen-specific T cell activation	• AB154 induced robust IL-2 secretion and proliferation by T cells in response to Tetanus Toxin recall antigen; effects similar to those obtained with an anti-PD-1 antibody
Antigen-dependent T cell cytotoxicity	• AB154 enhanced CD8+ T cell killing of target cells in an antigen-dependent manner

Natural killer (NK) cell natural cytotoxicity	• AB154 enhanced NK cell-mediated natural cytotoxicity of target K562 cells

Mixed lymphocyte reaction (MLR) between human dendritic cells and T cells

•   AB154 enhanced the production of effector cytokines (e.g., IFN-g) by CD4+ T cells co-cultured with allogeneic dendritic cells. AB154 was able to enhance the effects of an anti-PD-1 antibody in this assay.

The figure below illustrates the ability of AB154 to enhance the production of IFN-g in a mixed lymphocyte reaction assay (allogeneic co-culture of dendritic cells and CD4+ T cells) in combination with AB122.

Development Status of AB154

To support our clinical development activities, GLP toxicology studies are ongoing and we plan to submit our first regulatory application to initiate clinical trials for AB154 in mid-2018. Following this regulatory submission, our plan is to initiate a dose-escalation trial investigating both AB154 as monotherapy and in combination with AB122 in cancer patients. We estimate that safety and initial efficacy data will be available from this dose-escalation trial in 2019; once the recommended Phase 2 dosing regimen (as monotherapy and in the combination) has been established, we will evaluate these therapies in selected tumor types, which will be based on results from our work to identify those tumor types with the highest expression levels of CD155 and TIGIT. Leading clinical settings at this time include the following types of cancer: colorectal, head and neck, triple-negative breast and lung (both non-small cell lung cancer and small cell lung cancer).

Our Early-Stage Drug Discovery Programs

Arginase Program

We have an active research effort directed at the discovery of novel inhibitors of arginase-1 (ARG-1), another immuno-suppressive enzyme. ARG-1 is highly expressed by various elements in the tumor microenvironment, including cancer cells and myeloid-derived immune cells. ARG-1 depletes arginine from the tumor microenvironment, which creates a shortage of a key building block for the efficient activation and proliferation of both T cells and NK cells. Addition of recombinant ARG-1 or extracts of myeloid cells to in vitro T cell cultures results in reduced proliferation and cytokine secretion. This effect is blocked by inhibition of ARG-1 activity. Arginase levels in blood are elevated in multiple tumor types, including gastric, renal and lung, and this elevation is correspondingly associated with reduced arginine levels.

We are currently optimizing small-molecule inhibitors of ARG-1 with the goal of creating a leading arginase inhibitor. As of today, we are only aware of one ARG-1 inhibitor in clinical development. We plan to select a lead candidate in 2018 and to initiate a Phase 1 clinical trial for this compound in 2019. Preclinical studies by third parties suggest that ARG-1 inhibitors could work synergistically with anti-PD-1 antibodies. Additionally, ARG-1 inhibitors may work well in combination with our adenosine pathway inhibitors, allowing us to reverse inhibition by two immunosuppressive pathways in the tumor microenvironment.

Rationale for the Development of Triplet Combinations Involving our Development Candidates

In addition to evaluating multiple doublet combinations with our product candidates, we plan to explore triplet combinations and have already demonstrated the potential of at least one novel triplet combination involving three of our product candidates. For example, there is a strong rationale for developing a doublet combination of AB154 (our anti-TIGIT antibody) and AB122 (our anti-PD-1 antibody) in certain settings. However, we have shown in cell-based studies that the profound T cell activation that results from the combination of anti-TIGIT and anti-PD-1 antibodies can be almost completely blocked by the introduction of adenosine monophosphate (AMP), which is converted by CD73 into adenosine, as illustrated in the figure below. This experiment demonstrates how powerfully adenosine suppresses T cell function, even in the presence of two highly potent immune checkpoint inhibitors. However, when we introduced our CD73 inhibitor AB680 into the assay, it completely reversed the AMP-induced immune suppression as shown in the last bar. This experiment demonstrates how triplet combination therapy has the potential to overcome adenosine-induced immune suppression. Hence, it is likely that there be value in exploring a triplet combination involving either AB928 or AB680 together with AB154 and AB122.

The experiment referenced above was conducted in a mixed lymphocyte reaction (MLR) assay, in which human CD4+ T cells are stimulated to produce IFN-g by co-culturing them with allogeneic dendritic cells. The first two bars in this figure are controls that reflect the amount of IFN-g production in the absence of any immune checkpoint blockade. The third bar illustrates the pronounced enhancement of IFN-g production as a result of PD-1 inhibition. The fourth bar illustrates the additional increase in IFN-g production that results from combining PD-1 inhibition with TIGIT inhibition. Importantly, as seen in the fifth column, introduction of AMP into the experiment resulted in very pronounced reduction in the extent of stimulation obtained from combined PD-1 and TIGIT inhibition. We believe that AMP is converted into adenosine by the CD73 expressed on the immune cells used for the assay. In the last column, on the right side of the figure, we show that the profound immunosuppression produced by AMP was reversed by our CD73 inhibitor, AB680.

Commercialization Plans

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities and have no experience as a company commercializing products. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

License Agreements

Abmuno Therapeutics LLC License Agreement

In December 2016, we entered into a license agreement (the Abmuno Agreement) with Abmuno Therapeutics LLC (Abmuno) for a worldwide exclusive license to develop, use, manufacture, and commercialize products that include an anti-TIGIT antibody. We license AB154 under the Abmuno Agreement. Under the Abmuno Agreement, we have made upfront and milestone payments of $        million as of December 31, 2017 and we may be required to make additional clinical, regulatory and commercialization milestone payments up to $        million.

The Abmuno Agreement terminates on the latest of (i) the expiry of the last-to-expire Abmuno licensed patent that covers a product that contains an anti-TIGIT antibody, (ii) the date on which there is no longer an Abmuno licensed patent application that is still pending and has been pending for a certain period of time that covers a product that contains an anti-TIGIT antibody and (iii) 10 years from the date of first commercial sale.

WuXi Biologics (Cayman) Inc. License Agreement

In August 2017, we entered into a license agreement (the WuXi Agreement) with WuXi Biologics (Cayman) Inc. (WuXi Biologics) for an exclusive license to develop, use, manufacture, and commercialize products that include an anti-PD-1 antibody throughout the world except for China and five other countries outside of the United States, Europe and Japan. We license AB122 under the WuXi Agreement. Under the WuXi Agreement, we have made upfront and milestone payments of $        million as of December 31, 2017 and we may be required to make additional clinical and regulatory milestone payments, commercialization milestone payments up to $375.0 million, and royalty payments that range from high single-digits to low teens of net sales beginning on the first commercial sale and ending on the later of (i) ten (10) years following such first commercial sale and (ii) the expiry of all patents that may subsequently be issued or granted that cover the product in such country, hereafter referred to as the royalty term. We are also required to pay WuXi Biologics a percentage in the low double digits of certain sublicense income that we receive from our sublicensees in direct connection with our sublicensees’ rights to use WuXi Biologics’s patents, patent applications and know-how.

We are obligated to appoint WuXi Biologics as our exclusive manufacturer of such licensed products for a certain period of time subject to certain exceptions. Our sublicensees, however, may manufacture, at any time, certain portions of their requirements for such product subject to certain conditions. We made certain covenants not to commercialize any anti-PD-1 antibody licensed or obtained by us after the date of the license agreement with WuXi Biologics other than anti-PD-1 antibodies licensed from WuXi Biologics, subject to certain exceptions as set forth in the WuXi Agreement.

This agreement terminates, on a licensed product-by-licensed product and country-by-country basis, on expiration of the royalty term for such licensed product for the applicable country.

Taiho Pharmaceutical Co., Ltd. Option and License Agreement

In September 2017, we entered into an option and license agreement (the Taiho Agreement) with Taiho Pharmaceutical Co., Ltd. (Taiho) pursuant to which Taiho will provide $35.0 million of non-refundable, non-creditable cash payments to us during the first three years of the agreement in exchange for an exclusive option, over a five-year period, to in-license the development and commercialization rights to clinical stage product candidates from our portfolio for Japan and certain other territories in Asia (excluding China). If Taiho elects to exercise any such options, the license described above will be granted under terms and conditions set forth in the agreement. Under such terms, Taiho is obligated to pay an option exercise payment for each option exercise depending upon when in the development process of the applicable program Taiho decides to exercise the option. In addition, Taiho is obligated to pay to us clinical, regulatory and commercialization milestones up to $275 million with respect to each program for which Taiho exercises the option and been granted the applicable license, as well as royalties ranging from high single digits to mid-teens, on net sales in Taiho’s territories, beginning on the first commercial sale and ending on the later of (i) ten (10) years following such first commercial sale and (ii) the expiry of all patents that may subsequently be issued or granted that cover the product in such country, hereafter referred to as the royalty term.

This agreement will remain in effect until (i) expiration of the last option exercise period if Taiho has not exercised any of its options or (ii) if Taiho has exercised any of its options, expiry of all royalty terms for the licensed products.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

To date, we have obtained active pharmaceutical ingredients (API) and drug product for our product candidates from single-source third party contract manufacturers. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party contract manufacturers will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs. With respect to AB122, we agreed, as part of our license agreement with WuXi Biologics, that WuXi Biologics would be our exclusive manufacturer of AB122 with respect to clinical and commercial supplies until a certain number of years after marketing approval for AB122, subject to certain exceptions.

As we advance our product candidates through development, we will consider our lack of redundant supply for the API and drug product for each of our product candidates to protect against any potential supply disruptions.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing and commercialization of cancer immunotherapies. Any product candidates that we successfully develop and commercialize will compete with new immunotherapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop immuno-oncology treatments. There are many other companies that have commercialized and/or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies, such as AstraZeneca/MedImmune, Bristol-Myers Squibb, Merck, Novartis, Pfizer and Roche/Genentech.

For our dual adenosine receptor antagonist, AB928, we are aware of several other companies that are developing selective adenosine A2aR antagonists, including AstraZeneca/MedImmune, Corvus, iTEOS, Merck and Novartis. To our knowledge, there are no adenosine receptor antagonists approved for the treatment of cancer and the most advanced such selective A2aR antagonists are in Phase 1/2 clinical trials.

For our small molecule CD73 inhibitor, AB680, we are aware of several pharmaceutical companies developing antibodies against this target, including AstraZeneca/MedImmune, Bristol-Myers Squibb, Corvus, Innate Pharma, Merck and Surface Oncology. To our knowledge, only AstraZeneca and Bristol-Myers Squibb have advanced their CD73 antibodies into clinical development. We believe that AB680 will be the first small molecule CD73 inhibitor to enter clinical development.

For our anti-PD-1 antibody, AB122, multiple large pharmaceutical companies have already received regulatory approvals for their anti-PD-1/PD-L1 antibodies, including AstraZeneca, Bristol-Myers Squibb, Merck, Pfizer in partnership with Merck Kgaa, and Roche/Genentech. There are also many other anti-PD-1 and anti-PD-L1 antibodies in clinical development.

For our anti-TIGIT antibody, AB154, we are aware of several pharmaceutical companies developing antibodies against this target including Bristol-Myers Squibb, Merck, OncoMed and Genentech. To our knowledge, there are no approved anti-TIGIT antibodies and the most advanced antibodies are in Phase 1 clinical trials.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics (if required), the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our commercial success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our product candidates, to operate without infringing valid and enforceable patents and proprietary rights of others, and to prevent others from infringing on our proprietary or intellectual property rights. We seek to protect our proprietary position by filing, in the United States and other foreign jurisdictions, patent applications intended to cover the composition of matter of our product candidates, their methods of use, and related discoveries, technologies, inventions and improvements that may be commercially important to our business. We may also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We also intend to take advantage of regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

We do not yet own or license any issued patents relating to our product candidates. As of December 1, 2017, we own or have in-licensed 8 pending U.S. patent applications, 7 pending Patent Cooperation Treaty (PCT) patent applications, and 6 pending foreign patent applications. A PCT patent application is an international patent application that allows an applicant to simultaneously file in more than 150 contracting states via a single patent application. The PCT application can be converted into a “national phase” application in any such contracting state, at which point substantive examination will be performed by the patent office in the jurisdiction (i.e. country or region) in which the national phase application has been filed. As of December 1, 2017, with respect to our adenosine receptor antagonist program, we own 4 U.S. provisional patent applications that are directed to compositions of matter and methods of use. As of December 1, 2017, with respect to our CD73 inhibitor program, we own 1 U.S. patent application, 3 PCT patent applications and 3 foreign patent applications in Taiwan that are directed to compositions of matter and methods of use. As of December 1, 2017, with respect to our anti-PD-1 antibody program, we in-license 2 PCT applications and we own 1 U.S. provisional application that are directed to compositions of matter and methods of use. As of December 1, 2017, with respect to our anti-TIGIT antibody program, we in-license 1 U.S. patent application, 1 PCT patent application and 3 foreign patent applications in Argentina, Taiwan and Uruguay that are directed to compositions of matter and methods of use. The term of any patents that may issue will vary in accordance with the laws of each jurisdiction, but is typically 20 years from the earliest effective filing date. Any patents that may issue from our company-owned or licensed pending applications are projected to expire between 2035 and 2038, absent any patent term adjustments or extensions.

The patent positions for biotechnology and pharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our product candidates and enforce the patent rights that we own or license, and could affect the value of such intellectual property. With respect to both company-owned and licensed intellectual property, we cannot guarantee that the patent applications we are currently pursuing or may file in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Our competitors may independently develop similar product candidates or technologies that are outside the scope of the rights granted under any issued patents that we own or exclusively in-license. We cannot be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products or their methods of use or manufacture. Moreover, even issued patents do not guarantee us the right to commercialize our products. For example, third parties may have blocking patents that could be used to prevent us from commercializing or manufacturing our product candidates.

Because of the extensive time required for development, testing and regulatory review of a product candidate, it is possible that, before a product can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides. In the United States, the term of a patent covering an FDA-approved product may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved product. While we intend to seek patent term extensions in any jurisdictions where they are available, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

Government Regulation

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of therapeutic products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Approval Process

In the United States, the Food and Drug Administration (FDA) regulates drugs and biological products under the Federal Food, Drug, and Cosmetic Act (FDCA), the Public Health Service Act (PHSA), and implementing regulations. These laws and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of therapeutic products. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending regulatory applications, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

The process required by the FDA before a drug or biological product may be marketed in the United States generally includes the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices (GLP) or other applicable regulations;

•	Submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin in the United States;

•	Performance of adequate and well-controlled human clinical trials according to Good Clinical Practices (GCP), to establish the safety and efficacy of the product candidate for its intended use;

•	Submission to the FDA of a New Drug Application (NDA) or Biological Licensing Application (BLA) for a new product;

•	Satisfactory completion of an FDA inspection of the facility or facilities where the product candidate is manufactured to assess compliance with the FDA’s current good manufacturing practices (cGMP), to assure that the facilities, methods and controls are adequate to preserve the therapeutic product candidate’s identity, strength, quality, purity, and potency;

•	Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA/BLA; and

•	FDA review and approval of the NDA/BLA.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product candidate or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.

Preclinical tests include laboratory evaluation of product candidate’s chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate’s chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects are being exposed to an unacceptable health risk.

Clinical trials to support NDAs/BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the product candidate usually into healthy human subjects, the product candidate is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the product candidate for a particular indication, dosage tolerance, and optimal dosage, and to identify common adverse effects and safety risks. If a product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of subjects, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit risk relationship of the product candidate and to provide adequate information for the labeling of the product candidate. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the product candidate. A single Phase 3 trial may be sufficient in certain circumstances.

A therapeutic product candidate being studied in clinical trials may be made available for treatment of individual patients, in certain circumstances. Pursuant to the 21st Century Cures Act (Cures Act) which was signed into law in December 2016, the manufacturer of an investigational product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before an NDA/BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support the approval of the new product candidate.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life. After completion of the required clinical testing, an NDA, for a drug product candidate, or a BLA, for a biological product candidate, is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before marketing of the product may begin in the United States. The NDA or BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product candidate’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA or BLA is substantial. The submission of most NDAs and BLAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA or BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. On August 3, 2017, Congress passed the FDA Reauthorization Act of 2017 (FDARA) which reauthorizes the various user fees to facilitate the FDA’s product review and oversight.

The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Combination products are typically marketed under an application type associated with the constituent part that provides the primary mode of action (PMOA) for the combination product (i.e., an NDA or abbreviated new drug application (ANDA) if it has a drug PMOA, a BLA if it has a biological product PMOA. A single marketing application is generally sufficient for a combination product. In some cases, however, a sponsor may wish to submit separate marketing applications for different constituent parts of a combination product, and the FDA may consider this permissible. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs and BLAs. Most such applications for standard review product candidates are reviewed within ten months of the date the FDA files the NDA or BLA; most applications for priority review product candidates are reviewed within six months of the date the FDA files the NDA or BLA. Priority review can be applied to a product candidate that the FDA determines has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

Among other things, the FDA reviews an NDA to determine whether the product is safe and effective for its intended use, a BLA to determine whether the product is safe, pure, and potent, and in each case, whether the product candidate is being manufactured in accordance with cGMP. The FDA may also refer applications for novel product candidates, or product candidates that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. To assure GCP and cGMP compliance, an applicant must incur significant expenditures of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive. The FDA may disagree with our trial design or interpret data from preclinical studies and clinical trials differently than we interpret the same data. If the agency decides not to approve the NDA or BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the application identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. If a complete response letter is issued, the applicant may either resubmit the NDA or BLA, addressing the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the drug or biological product in the United States with specific prescribing information for specific indications.

Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk evaluation and mitigation strategy (REMS), or otherwise limit the scope of any approval. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. In addition, the FDA may require post marketing clinical trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Foreign Clinical Trials to Support an IND, NDA, or BLA

The FDA will accept as support for an IND, NDA, or BLA a well-designed, well-conducted, non-IND foreign clinical trial if it was conducted in accordance with GCP and the FDA is able to validate the data from the trial through an on-site inspection, if necessary. A sponsor or applicant who wishes to rely on a non-IND foreign clinical trial to support an IND must submit the following supporting information to the FDA to demonstrate that the trial conformed to GCP:

•	the investigator’s qualifications;

•	a description of the research facilities;

•	a detailed summary of the protocol and trial results and, if requested, case records or additional background data;

•	a description of the drug substance and drug product, including the components, formulation, specifications, and, if available, the bioavailability of the product candidate;

•	information showing that the trial is adequate and well controlled;

•	the name and address of the independent ethics committee that reviewed the trial and a statement that the independent ethics committee meets the required definition;

•	a summary of the independent ethics committee’s decision to approve or modify and approve the trial, or to provide a favorable opinion;

•	a description of how informed consent was obtained;

•	a description of what incentives, if any, were provided to subjects to participate;

•	a description of how the sponsor monitored the trial and ensured that the trial was consistent with the protocol;

•	a description of how investigators were trained to comply with GCP and to conduct the trial in accordance with the trial protocol; and

•	a statement on whether written commitments by investigators to comply with GCP and the protocol were obtained.

Regulatory applications based solely on foreign clinical data meeting these criteria may be approved if the foreign data are applicable to the U.S. population and U.S. medical practice, the trials have been performed by clinical investigators of recognized competence, and the data may be considered valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria may result in the application not being approvable based on the foreign data alone.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Expedited Development and Review Programs

The FDA has various programs, including Fast Track, priority review, accelerated approval and breakthrough therapy, which are intended to expedite or simplify the process for reviewing product candidates, or provide for the approval of a product candidate on the basis of a surrogate endpoint. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will be lengthened. Generally, product candidates that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of product candidates to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give a product candidate that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness, an initial review within eight months as compared to a standard review time of twelve months.

Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated product candidate and expedite review of the application for a product candidate designated for priority review. Accelerated approval provides for an earlier approval for a new product candidate that meets the following criteria: is intended to treat a serious or life-threatening disease or condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM) that is reasonably likely to predict an effect on IMM or other clinical benefit. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the product may be subject to accelerated withdrawal procedures.

In the Food and Drug Administration Safety and Innovation Act (FDASIA) which was signed into law in July 2012, the U.S. Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of product candidates under accelerated approval. The law required the FDA to issue related guidance and also promulgate confirming regulatory changes. In May 2014, the FDA published a final Guidance for Industry titled “Expedited Programs for Serious Conditions—Drugs and Biologics,” which provides guidance on FDA programs that are intended to facilitate and expedite development and review of new product candidates as well as threshold criteria generally applicable to concluding that a product candidate is a candidate for these expedited development and review programs.

In addition to the Fast Track, accelerated approval and priority review programs discussed above, the FDA also provided guidance on a new program for Breakthrough Therapy designation, established by FDASIA to subject a new category of product candidates to accelerated approval. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product candidate is intended, alone or in combination with one or more other therapeutics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A request for Breakthrough Therapy designation should be submitted concurrently with, or as an amendment to, an IND, but ideally no later than the end of Phase 2 meeting.

Patent Term Restoration and Marketing Exclusivity

After approval, owners of relevant drug or biological product patents may apply for up to a five year patent extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The allowable patent term extension is calculated as half of the product’s testing phase—the time between IND and NDA or BLA submission—and all of the review phase—the time between NDA or BLA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the U.S. Patent and Trademark Office must determine that approval of the product candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a product candidate for which an NDA or BLA has not been submitted.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A product candidate is a new chemical entity if the FDA has not previously approved any other new product candidate containing the same active moiety, which is the molecule or ion responsible for the action of the product candidate substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA) or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Biosimilars

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated approval pathway for biological product candidates shown to be highly similar to or interchangeable with an FDA licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product candidate and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical trials, animal trials, and a clinical trial or trials, unless the Secretary of Health and Human Services waives a required element. A biosimilar product candidate may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. To date, a handful of biosimilar products and no interchangeable products have been approved under the BPCIA. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation, which is still being evaluated by the FDA.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product candidate submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any product manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences associated with the product;

•	providing the FDA with updated safety and efficacy information;

•	therapeutic sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

•	registration and listing requirements; and

•	complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

Manufacturers, their subcontractors, and other entities involved in the manufacture and distribution of approved drug and biological products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP, including data integrity requirements, and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with ongoing regulatory requirements, including cGMP, which impose extensive procedural, substantive and record-keeping requirements upon us and third-party manufacturers engaged by us if our products are approved. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and our third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizures of products, injunctive actions or other civil penalties. We cannot be certain we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials or require us to recall a product from distribution.

In addition, therapeutic manufacturers in the United States must comply with applicable provisions of the Drug Supply Chain Security Act and provide and receive product tracing information, maintain appropriate licenses, ensure they only work with other properly licensed entities, and have procedures in place to identify and properly handle suspect and illegitimate product.

Additional Controls for Biological Products

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the biological product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biological products, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

FDA Regulation of Companion Diagnostics

If use of an in vitro diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic, known as a companion diagnostic and regulated by

FDA as a medical device, at the same time that the FDA approves the product candidate. The review of an in vitro companion diagnostic in conjunction with the review of a product candidate involves coordination of review between internal organizations within FDA. Most companion diagnostics require approval of a premarket approval application (PMA). The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMAs are subject to a substantial application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation (QSR) which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

After a device is placed on the market following appropriate approval or clearance from the FDA, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations will be changed or what the effect of such changes, if any, may be.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (such as the Office of Inspector General and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and

individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act (HIPAA) and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (ACA) , to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA) (discussed below).

The federal false claims and civil monetary penalty laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors, or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.

Certain of our products, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs or biologicals, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (ASP) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to our products in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. Medicare reimbursement rates may also reflect budgetary constraints placed on the Medicare program.

Additionally, the federal Physician Payments Sunshine Act (Sunshine Act) within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which we obtain regulatory approval.

Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and we expect will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the ACA has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

•	a licensure framework for follow on biologic products.

Some of the provisions of the ACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the ACA. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. In December 2017, Congress repealed the tax penalty for an individual’s failure to maintain ACA-mandated health insurance as part of a tax reform bill. Congress is continuing to consider legislation that would alter other aspects of the ACA.

We anticipate that the ACA, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2025 unless additional Congressional action is taken.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

European Union / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval to conduct clinical trials or market a product, we must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing of the product in those countries.

Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application, much like the IND, prior to the commencement of human clinical trials. In the European Union , for example, before starting a clinical trial, a valid request for authorization must be submitted by the sponsor to the competent authority of the EU Member State(s) in which the sponsor plans to conduct the clinical trial, as well as to an independent national Ethics Committee. A clinical trial may commence only once the relevant Ethics Committee(s) has (have) issued a favorable opinion and the competent authority of the EU Member State(s) concerned has (have) not informed the sponsor of any grounds for non-acceptance. Failure to comply with the EU requirements may subject a company to the rejection of the request and the prohibition to start a clinical trial. Clinical trials conducted in the European Union (or used for marketing authorization application in the European Union) must be conducted in accordance with applicable GCP and GMP rules, International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) guidelines and be consistent with ethical principles. EU Member State inspections are regularly conducted to verify the sponsor’s compliance with applicable rules. The sponsor is required to record and report to the relevant national competent authorities (and to the Ethics Committee) information about suspected serious unexpected adverse reactions.

The authorization of a clinical trial may be suspended or revoked by EU Member States in their territory if the conditions in the request for an authorization are no longer met, or if an EU Member State has information raising doubts about the safety or scientific validity of the clinical trial. Various penalties exist in EU Member States for non-compliance with the clinical trial rules and related requirements, for example with respect to data protection and privacy. If we or our potential collaborators fail to comply with applicable EU regulatory requirements, we may also be subject to damage compensation and civil and criminal liability. The way clinical trials are conducted in the European Union will undergo a major change when the new EU Clinical Trial Regulation (Regulation 536/2014) comes into application in 2019.

As in the United States, no medicinal product may be placed on the EU market unless a marketing authorization has been issued. Biological products, including immunological medicinal products, must be authorized through the centralized procedure, i.e., at EU level. Products submitted for approval via the centralized procedure are assessed by the Committee for Medicinal Products for Human Use (CHMP), a committee within the European Medicine Agency (EMA). The CHMP assesses, inter alia, whether a medicine meets the necessary quality, safety and efficacy requirements and whether it has a positive risk-benefit balance. The requirements for an application dossier for a biological product contain different aspects than that of a chemical medicinal product. Suspected unexpected serious adverse reactions related to authorized medicinal products must be recorded and reported to the national competent authorities.

Various penalties and sanctions exist in different EU Member States for non-compliance with the EU marketing authorization procedure. The European Commission may also impose financial penalties on the holders of marketing authorizations if they fail to comply with certain obligations in connection with the authorizations. If we or our potential collaborators fail to comply with applicable EU – or other ex-U.S. – regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and reimbursement status of any product candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member

States. Also at national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals (HCPs).

The EU Data Protection Directive and Member State implementing legislation may also apply to health-related and other personal information obtained outside of the United States. The Directive will be replaced by the EU General Data Protection Regulation in May 2018. The Regulation will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

For other countries outside of the European Union , such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements.

Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country.

Australia

Conducting clinical trials for therapeutic drug candidates in Australia is subject to regulation by Australian regulatory bodies. The Therapeutic Goods Administration (TGA) and the National Health and Medical Research Council set the codes of Good Clinical Practice (GCP) for clinical research in Australia, and compliance with these codes is mandatory. Australia has also adopted international codes, such as those promulgated by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (the ICH). The ICH guidelines must be complied with across all fields of clinical research, including those related to pharmaceutical quality, nonclinical and clinical data requirements and trial designs. The basic requirements for preclinical data to support a first-in-human trial under ICH guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are similar to those required in other major jurisdictions.

Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety and efficacy must occur pursuant to either the Clinical Trial Notification Scheme (CTN Scheme), or the Clinical Trial Exemption Scheme (CTX Scheme). In each case, the trial is supervised by a Human Research Ethics Committee (HREC) an independent review committee set up under guidelines of the Australian National Health and Medical Research Council that ensures the protection of rights, safety and well-being of human subjects involved in a clinical trial. A HREC does this by reviewing, approving and providing continuing examination of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects.

The CTN Scheme broadly involves:

•	completion of pre-clinical laboratory and animal testing;

•	submission to a HREC, of all material relating to the proposed clinical trial, including the trial protocol;

•	the institution or organisation at which the trial will be conducted, referred to as the “Approving Authority”, giving final approval for the conduct of the trial at the site, having regard to the advice from the HREC;

•	the investigator submitting a ‘Notification of Intent to Conduct a Clinical Trial’ form (the CTN Form) to the TGA. The CTN form must be signed by the sponsor, the principal investigator, the chairman of the HREC and a person responsible from the Approving Authority. The TGA does not review any data relating to the clinical trial however CTN trials cannot commence until the trial has been notified to the TGA.

Under the CTX Scheme:

•	a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment; and

•	a sponsor must forward any comments made by the TGA Delegate to the HREC(s) at the sites where the trial will be conducted.

A sponsor cannot commence a trial under the CTX Scheme until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.

Approval for inclusion in the Australian Register of Therapeutic Goods (ARTG) is required before a pharmaceutical product may be marketed (or imported, exported or manufactured) in Australia. In order to obtain registration of the product on the ARTG, it is required that:

•	adequate and well-controlled clinical trials demonstrate the quality, safety and efficacy of the therapeutic product;

•	evidence is compiled which demonstrates that the manufacture of the therapeutic product complies with the principles of cGMP;

•	manufacturing and clinical data is derived to submit to the Advisory Committee on Prescription Medicines, which makes recommendations to the TGA as to whether or not to grant approval to include the therapeutic product in the ARTG; and

•	an ultimate decision is made by the TGA whether to include the therapeutic product in the ARTG.

Employees

As of December 1, 2017, we had 78 full-time employees, 43 of whom hold Ph.D. or M.D. degrees. Of these employees, 63 were engaged in research and development activities and 15 were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We currently lease 70,100 square feet of office and laboratory space in Hayward, California under a lease that expires on October 31, 2025. We believe that this space is sufficient to meet our needs for the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

MANAGEMENT

The following table sets forth information regarding our executive officers, key employees and directors, as of December 31, 2017:

Name	Age	Position(s)
Executive Officers
Terry Rosen, Ph.D.	58	Chief Executive Officer and Director
Juan Carlos Jaen, Ph.D.	60	President and Director
Jennifer Jarrett	46	Chief Business Officer and Chief Financial Officer
Key Employees
Steven Chan	46	Vice President, Finance, Corporate Controller and Principal Accounting Officer
Joyson Joseph Karakunnel, MD, MSc, FACP	47	Vice President, Clinical Development
Andrew Pennell, Ph.D.	52	Vice President, Preclinical Development
Jay P. Powers, Ph.D.	52	Vice President, Drug Discovery
Ulrike Schindler, Ph.D.	59	Vice President, Biology
Tim Sullivan, Ph.D.	47	Vice President, Business Development
Nigel Walker, Ph.D.	62	Vice President, Protein Science
Steve Young, Ph.D.	49	Vice President, Technology
Non-Employee Directors
David William Beier	69	Director
Kathryn Falberg	57	Director
Yasunori Kaneko, M.D.	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Terry Rosen, Ph.D. is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since April 2015. He also served as the Chief Executive Officer of PACT Pharma, Inc. (PACT Pharma), a biopharmaceutical company, from November 2016 to December 2017. Immediately prior to the founding of our company, Dr. Rosen served briefly in April 2015 as the Chief Executive Officer of FLX Bio, Inc., (FLX Bio), a biopharmaceutical company that was spun-off by Flexus Biosciences, Inc. (Flexus), a biopharmaceutical company. Previously, Dr. Rosen co-founded (with Dr. Jaen) and served as the Chief Executive Officer of Flexus from October 2013 to April 2015, when it was acquired by Bristol-Myers Squibb. Prior to that, Dr. Rosen was at Amgen, Inc. (Amgen), a biopharmaceutical company, from August 2004 to January 2013 where he most recently served as Vice President of Therapeutic Discovery from November 2011 to January 2013. He also worked at Tularik Inc. (Tularik), a biopharmaceutical company, from October 1993 to August 2004 when it was acquired by Amgen, Pfizer Central Research, a biopharmaceutical company, from December 1987 to September 1993, and Abbott Laboratories, a health care company, from July 1985 to December 1987. Dr. Rosen serves on the board of trustees of the Salk Institute as well as on the board of trustees of the California Life Sciences Association. He also serves on the boards of Ideaya Biosciences, Inc., PACT Pharma and TUSK Therapeutics Ltd. Dr. Rosen holds a B.S. in Chemistry from the University of Michigan and a Ph.D. in Chemistry from the University of California, Berkeley. We believe that Dr. Rosen should serve as a director based on his position as one of our founders and as our Chief Executive Officer, his extensive experience in general management and business development and his experience in the field of biosciences.

Juan Carlos Jaen, Ph.D. is our co-founder and has served as our President and as a member of our board of directors since April 2015. He has also served as the President of PACT Pharma since November 2016.

Immediately prior to the founding of our company, Dr. Jaen served briefly in April 2015 as the President of FLX Bio. Previously, Dr. Jaen co-founded (with Dr. Rosen) and served as the President and head of research and development at Flexus from October 2013 to April 2015, when it was acquired by Bristol-Myers Squibb. Prior to that, Dr. Jaen served as Senior Vice President of Drug Discovery and as the Chief Scientific Officer of ChemoCentryx, Inc. (ChemoCentryx), a biopharmaceutical company, from 2007 to September 2013. From August 2004 to December 2006, Dr. Jaen was Vice President of Chemistry at Amgen and from 1996 to 2004, Dr. Jaen held positions as Director of Medicinal Chemistry and Vice President of Chemistry at Tularik. Prior to that, Dr. Jaen held several positions in drug discovery and program management, from 1983 to 1996, at the Parke-Davis Pharmaceutical Research division of Warner-Lambert Company, a pharmaceutical company. Dr. Jaen also serves on the board of directors of R2M Pharma, Inc., PACT Pharma, LakePharma, Inc. and the Bella Charitable Foundation. Dr. Jaen holds a B.S. in Chemistry from the Universidad Complutense de Madrid and a Ph.D. in Organic Chemistry from the University of Michigan. We believe that Dr. Jaen should serve as a director based on his position as one of our founders and as our President, his extensive experience in general management and business development and his experience in the field of biomedical research.

Jennifer Jarrett has served as our Chief Business Officer and Chief Financial Officer since March 2017. From April 2016 to September 2016, Ms. Jarrett was the Chief Financial Officer of Medivation, Inc., a biopharmaceutical company, which was acquired by Pfizer Inc. (Pfizer). Prior to that, Ms. Jarrett spent 20 years in investment banking, most recently as Managing Director at Citigroup from July 2010 to April 2016, where she was responsible for managing their west coast life sciences investment banking practice. Before that, Ms. Jarrett was a Director and Managing Director at Credit Suisse from 2000 to 2010, and an associate at Donaldson, Lufkin & Jenrette from 1998 to 2000. During her tenure as an investment banker, Ms. Jarrett covered biotechnology and pharmaceutical companies, primarily in the San Francisco Bay Area. She currently serves on the board of directors of Audentes Therapeutics, Inc. and Arena Pharmaceuticals, Inc. Ms. Jarrett holds a B.A. in Economics, cum laude, from Dartmouth College and an M.B.A. from Stanford Graduate School of Business.

Key Employees

Steven Chan has served as our Vice President, Finance and Corporate Controller since March 2017 and our Principal Accounting Officer since December 2017. Before that, from November 2014 to March 2017, he served as the Vice President of Finance and Corporate Controller at MyoKardia, Inc., a biopharmaceutical company, where he helped lead the company to an initial public offering in 2015. He previously worked as the Vice President of Finance and Corporate Controller at Solta Medical, Inc., a medical device company, from 2010 to November 2014 and as the Vice President of Finance at Moody’s Analytics from 2007 to 2010. He started his career at KPMG. Mr. Chan received a B.A. in Business Administration from the University of California at Berkeley, Haas School of Business and is a Certified Public Accountant in California (inactive status).

Joyson Joseph Karakunnel, M.D., M.Sc., FACP has served as our Vice President, Clinical Development since April 2017. Dr. Karakunnel has also served as a Medical Director and Advisor of the Parker Institute for Cancer Immunotherapy since April 2017. Previously, Dr. Karakunnel served as a Director at MedImmune, LLC, a pharmaceutical company, from June 2013 to April 2017. Dr. Karakunnel has been an Associate Professor of Medicine at the Uniformed Services University of the Health Sciences from 2011 to April 2017. He previously worked as a hospitalist within the Johns Hopkins Health System from 2010 to February 2014, as a hematologic group team leader and attending physician in hematology and oncology within the Walter Reed National Military Medical Center from February 2010 to May 2013, and as an attending physician and investigator within the National Cancer Institute from 2008 to June 2013. He also worked for the Food and Drug Administration as a medical reviewer from 2007 to 2008. Dr. Karakunnel received a B.S. in Microbiology from the University of Miami. He received a medical degree from Annamalai University and completed his internal medicine residency at Overlook Hospital/University of Medicine and Dentistry of New Jersey, where he was subsequently the chief resident. He has completed fellowships in Hematology, Oncology, and Pain and Palliative Care at the NCI and has also received his M.S. in Molecular Medicine from the University of Maryland. He was elected to be a fellow in the American College of Physicians.

Andrew Pennell, Ph.D. has served as our Vice President, Preclinical Development since November 2016. From 2002 to November 2016, Dr. Pennell worked at ChemoCentryx, as the Director of Medicinal Chemistry from 2002 to 2007, as the Executive Director of Preclinical Drug Evaluation from 2007 to 2010, as the Senior Director of Preclinical Development from 2010 to July 2015 and, finally, as Executive Director of Preclinical Development from July 2015 to November 2016. Between 1993 and 2002, Dr. Pennell held various scientific management positions, including those of Medicinal Chemistry Group Leader at GlaxoWellcome Inc., a biopharmaceutical company, from 1994 to 2000, and Director of Medicinal Chemistry at Genesoft Inc., a biotechnology company, from 2000 to 2002. Dr. Pennell received a B.Sc. (Hons) in Chemistry and a Ph.D. in Organic Chemistry from Imperial College London. He also worked as a postdoctoral scientist at Columbia University.

Jay P. Powers, Ph.D. has served as our Vice President, Drug Discovery since January 2016. Before that, he served as the Vice President of Drug Discovery at FLX Bio, from April 2015 to November 2015. Previously, Dr. Powers served as the Vice President of Drug Discovery of Flexus, from November 2013 to April 2015, when it was acquired by Bristol-Myers Squibb. From May 2007 to November 2013, Dr. Powers worked at ChemoCentryx, as Director of Medicinal Chemistry from 2007 to 2010, Senior Director of Chemistry from 2010 to January 2013 and, lastly, as Vice President of Drug Discovery from January 2013 to November 2013. Dr. Powers also worked as a Scientific Director at Amgen from 2004 to 2007, Senior Research Investigator at Tularik, from 1998 to 2004, and as a Research Chemist at Abbott Laboratories from 1996 to 1998. Dr. Powers received a B.S. in Biochemistry and a Ph.D. in Chemistry from the University of Minnesota and completed postdoctoral studies in the laboratories of Professor Gilbert Stork at Columbia University.

Ulrike Schindler, Ph.D. has served as our Vice President, Biology since January 2016. Since January 2014, she consulted for non-profit research organizations such as the Max-Planck Institute and the Fraunhofer Society. Dr. Schindler was employed by Amgen from January 2001 to August 2013, with a wide range of responsibilities, including Head of Biologics as Executive Director, Executive Director of Amgen Research GmbH and Regional Director of Operations. From July 2007 to August 2013, Dr. Schindler was the Chief Executive Officer of Alantos Pharmaceuticals AG, a subsidiary of Amgen. Dr. Schindler began her career in February 1993 at Tularik, where she worked as a postdoctoral fellow, a Scientist, and a Principal Investigator before moving to Tularik GmbH as a Regional Director of Operations. Dr. Schindler received her B.S. in Biochemistry and her Ph.D. in Physical Chemistry, Genetics and Cell Biology from the University of Freiburg. She performed all practical work for her Ph.D. at the University of Pennsylvania, where she was employed as Visiting Scientist from 1987 to 1992.

Tim Sullivan, Ph.D. has served as our Vice President, Business Development since January 2017. Previously, Dr. Sullivan worked as a Senior Director of External Research & Development Innovation at Pfizer from June 2015 to January 2017. Before that, Dr. Sullivan worked as a Director of New Frontier Science at Takeda Pharmaceutical Company Ltd, a pharmaceutical company, from December 2012 to June 2015. Dr. Sullivan previously worked at ChemoCentryx, as a Principal Scientist from December 2007 to March 2010 and as the Director of Immunology from March 2010 to December 2012. He also worked at Amgen as a Senior Scientist, from August 2004 to March 2007, and as a Principal Scientist from March 2007 to November 2007. He previously worked as a Scientist at Tularik, from 2001 to 2004. Dr. Sullivan received a B.A. in Psychology from the University of Notre Dame and a Ph.D. in Molecular and Cellular Biology from the University of California, Berkeley.

Nigel Walker, Ph.D. has served as our Vice President, Protein Science since May 2016. Since November 2014, Dr. Walker has also served as the founder and principal of Molecular Consulting, LLC, a consulting company. Before his time with our company, Dr. Walker worked at Amgen as a Director of Research from 2004 to 2006, as a Scientific Executive Director from 2006 to March 2013, and finally as the Executive Director, Research from April 2013 to October 2014. Dr. Walker also worked as a Research Scientist at BASF AG from 1985 to 1998 and as the Director of Structural Biology at Tularik from 1998 to 2004. Dr. Walker received a B.Sc. (Hons) and a Ph.D. in Biochemistry from the University of Bristol.

Stephen Young, Ph.D. has served as our Vice President, Technology since March 2016. Prior to that, Dr. Young was the Vice President of Technology at FLX Bio from April 2015 to November 2015. Previously, Dr. Young was the Vice President of Technology of Flexus from November 2013 to April 2015, when it was acquired by Bristol-Myers Squibb. Dr. Young previously was the Executive Director of Lead Discovery and then of Discovery Technologies at Amgen from 2004 to July 2013. Before that, he was Director of Lead Discovery at Tularik from 2001 to 2004. Dr. Young also worked as the Head of High Throughput Screening at Roche U.K. from 1999 to 2001 and as a Senior Biologist from 1994 to 1999 at Glaxo Wellcome Plc (now known as GlaxoSmithKline Plc). He currently serves on the board of directors of the Society for Laboratory Automation and Screening. Dr. Young received a B.Sc. and a Ph.D. in Biochemistry from the University of Bristol and a diploma in Business Administration from Open University.

Non-Employee Directors

David William Beier has served as a member of our board of directors since December 2017. Mr. Beier has served as the Managing Director of Bay City Capital LLC, a venture capital firm, since May 2013. He served as Senior Vice President of Global Government Affairs at Amgen Inc., a biopharmaceutical company, from December 2003 to January 2013. Mr. Beier was at the law firm of Hogan & Hartson LLP (now Hogan Lovells LLP) from 2001 to 2003. Mr. Beier previously served in the White House as the Chief Domestic Policy Advisor to Vice President Al Gore during the Clinton Administration from May 1998 to January 2001. Mr. Beier received his J.D. from Albany Law School and his B.A. in History and Urban and Afro-American Studies from Colgate University. We believe Mr. Beier is able to make valuable contributions to our board of directors due to his extensive business experience as an executive in the pharmaceutical industry and his governmental experience.

Kathryn Falberg has served as a member of our board of directors since September 2017. She served as the Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a biopharmaceutical company, from March 2012 to March 2014, after serving as its Senior Vice President and Chief Financial Officer since December 2009. From 2001 through 2009, Ms. Falberg worked with a number of smaller companies while serving as a corporate director and audit committee chair for several companies. From 1995 to 2001, Ms. Falberg was with Amgen, where she served as Senior Vice President, Finance and Strategy, and Chief Financial Officer and prior to that as Vice President, Chief Accounting Officer, and Vice President, Treasurer. Ms. Falberg holds an M.B.A. in Finance and B.A. in Economics from the University of California, Los Angeles and is an inactive certified public accountant. Ms. Falberg also serves as a member of the boards of directors of biopharmaceutical companies Aimmune Therapeutics, Inc., Axovant Sciences Ltd. and Urogen Pharma Ltd., and a technology company, The Trade Desk, Inc. Ms. Falberg previously served on the boards of directors of BioMarin Pharmaceutical Inc., Medivation Inc., Halozyme Therapeutics, Inc., aTyr Pharma, Inc., and multiple other companies. We believe Ms. Falberg is able to make valuable contributions to our board of directors due to her extensive business experience as an executive in the pharmaceutical industry and her service as a director and audit committee member of various other companies.

Yasunori Kaneko, M.D. has served as a member of our board of directors since May 2015. Dr. Kaneko has been a Managing Director at Skyline Venture Partners, L.P., a venture capital firm, since January 1999. Previously, Dr. Kaneko served on the board of LeukoSite Inc., a biopharmaceutical company, until its merger with Millennium Pharmaceuticals, Inc. in 1999. Dr. Kaneko also served as Chief Financial Officer and Vice President, Business Development at Tularik, a biopharmaceutical company, from 1992 until 1999. Dr. Kaneko served as a Senior Vice President and Chief Financial Officer of Ionis Pharmaceuticals, Inc., a pharmaceutical company, which went public in May 1991 during his tenure from 1991 to 1992. Dr. Kaneko began his career at Genentech, Inc., a biotechnology company, where he served in a business development role, from 1981 to 1987 and as head of corporate finance in the investment banking division of Paribas Capital Markets LTD, from 1987 to 1991. Dr. Kaneko received an undergraduate degree and a medical degree from Keio University in Tokyo, and an M.B.A. from Stanford Graduate School of Business. We believe Dr. Kaneko is able to make valuable contributions to our board of directors due to his educational background in medicine and sciences, as well as his experience in the life science, pharmaceutical and related financial industries.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

We intend to apply to have our common stock listed on the New York Stock Exchange. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of             .

Audit committee members must also satisfy the independence rules in Securities and Exchange Commission (SEC) Rule 10A-3 adopted under the Securities Exchange Act of 1934, as amended (the Exchange Act). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries. Each of              qualify as an independent director pursuant to Rule 10A-3. We also intend to satisfy the audit committee independence requirement of the        .

Board Composition

Our board of directors currently consists of five members, who were elected pursuant to the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation.

The provisions of this voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole. Our board of directors will also administer its oversight through various standing committees, which will be constituted prior to the completion of this offering, that address risks inherent in their respective areas of oversight. For example, our audit committee will be responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee will oversee the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee prior to the completion of this offering. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors expects to delegate various responsibilities and authority to committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors will qualify as an independent director in accordance with the listing standards of the New York Stock Exchange. Each committee of our board of directors will have a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.arcusbio.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are             , each of whom can read and understand fundamental financial statements. Each member of our audit committee is independent under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange applicable to audit committee members.            is the chair of the audit committee. Our board of directors has determined that each of              and             qualify as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of            .

Our audit committee will assist our board of directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; the design and implementation of our risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also will discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are             .            is the chair of the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange applicable to compensation committee members. Our compensation committee will assist our board of directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934, as amended), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our compensation committee, among other responsibilities, evaluates the performance of our chief executive officer and, in consultation with him, evaluates the performance of our other executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934, as amended).

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are            . Each member of our nominating and governance committee is independent under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange, applicable to nominating and governance committee members.             is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee will assist our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors selects, director nominees; develops and recommends to our board of directors a set of corporate governance guidelines and oversees the evaluation of our board of directors.

Code of Conduct

Our board of directors will adopt a Code of Conduct (the Code) prior to the completion of this offering. The Code will apply to all of our employees, officers, directors, contractors, consultants, suppliers and agents. Upon the completion of this offering, the full text of the Code will be posted on our website at www.arcusbio.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, the Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2016, our board of directors did not have a compensation committee or a separate committee performing equivalent functions. All members of our board of directors, including our Chief Executive Officer, Terry Rosen, Ph.D., and our President, Juan Carlos Jaen, Ph.D., participated in deliberations of our board of directors concerning executive officer compensation. During the fiscal year ended December 31, 2016, Dr. Rosen and Dr. Jaen served as executive officers and directors of both our company and

PACT Pharma. Outside of the relationships set forth in the prior sentence, none of our executive officers serves, or served during the fiscal year ended December 31, 2016, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors. Each of Dr. Rosen, Dr. Jaen, Dr. Kaneko, and Ms. Falberg may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, that are disclosed in “Certain Relationships and Related Party Transactions,” which disclosure is hereby incorporated by reference in this section.

Director Compensation

Commencing on April 1, 2017, with respect to Dr. Kaneko, on October 1, 2017, with respect to Ms. Falberg, and on January 1, 2018, with respect to Mr. Beier, and pursuant to letter agreements with each of them, we paid our non-employee directors an annual retainer of $50,000 for their service, payable quarterly in arrears. However, we have approved a non-employee director compensation program that will become effective on the date of this offering, described below. Upon the effective date of this offering, the letter agreements with each of our non-employee directors will be terminated. A non-employee director is a director who is not employed by us and who does not receive compensation from us or have a business relationship with us that would require disclosure under certain SEC rules. We also have a policy of reimbursing all of our non-employee directors for their reasonable out of pocket expenses in connection with attending board of directors and committee meetings.

On July 31, 2015, Dr. Kaneko was granted an option to purchase 50,000 shares of our common stock at an exercise price of $0.10 per share. Dr. Kaneko subsequently exercised such option, with the unvested shares remaining subject to our right of repurchase upon termination of his service. Such repurchase right lapses in 48 substantially equal monthly installments following the completion by Dr. Kaneko of each month of continuous service following May 21, 2015.

On March 15, 2017, Dr. Kaneko was granted an option to purchase 75,000 shares of our common stock at an exercise price of $0.31 per share. Dr. Kaneko subsequently exercised such option, with the unvested shares remaining subject to our right of repurchase upon termination of his service. Such repurchase right lapses in 48 substantially equal monthly installments following the completion by Dr. Kaneko of each month of continuous service following March 14, 2017.

On September 19, 2017, Dr. Kaneko was granted an option to purchase 25,000 shares of our common stock, and Ms. Falberg was granted an option to purchase 100,000 shares of our common stock, in each case at an exercise price of $0.65 per share. Each director subsequently exercised such option, with the unvested shares remaining subject to our right of repurchase upon termination of service. Such repurchase right lapses in 48 substantially equal monthly installments following the completion by the director of each month of continuous service following September 14, 2017.

On January 4, 2018, Dr. Kaneko was granted an option to purchase 100,000 shares of our common stock, Ms. Falberg was granted an option to purchase 100,000 shares of our common stock, and Mr. Beier was granted an option to purchase 200,000 shares of our common stock, in each case at an exercise price of $1.36 per share. Each director subsequently exercised such option, with the unvested shares remaining subject to our right of repurchase upon termination of service. Such repurchase right lapses in 48 substantially equal monthly installments following the completion by the director of each month of continuous service following January 1, 2018.

Our repurchase right with respect to the shares held by our non-employee directors lapses in full if we are subject to a change in control (as defined in “Executive Compensation—Severance and Change in Control Benefits”) prior to the termination of such director’s service.

The following table sets forth information about the compensation of the non-employee members of our board of directors who served as a director during the year ended December 31, 2017. During our 2017 fiscal year, we did not pay any cash fees, make any equity or non-equity awards, or pay any other compensation to Drs. Rosen and Jaen other than in their capacities as our Chief Executive Officer and President, respectively, and thus they are not included in the table below.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Kathryn Falberg	12,500	41,750	54,250
Yasunori Kaneko, M.D.	37,500	43,671	81,171

(1)	The amounts shown in this column represent the aggregate amounts of all fees earned or paid in cash for services as a director in 2017 as discussed above.
(2)	The amounts in this column represent the aggregate grant date fair value of option awards granted to the director in fiscal year 2017 computed in accordance with FASB ASC Topic 718. See Note to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. Amount consists of: (i) $41,750 with respect to the option granted to Ms. Falberg on September 19, 2017; and (ii) $33,233 with respect to the option granted to Dr. Kaneko on March 15, 2017, and $10,438 with respect to the option granted to Dr. Kaneko on September 19, 2017.

Both of Ms. Falberg and Dr. Kaneko have fully exercised their options and now hold restricted shares of our common stock. Such shares are subject to our right of repurchase, which right lapses in accordance with the vesting schedules described above. As a result, as of December 31, 2017, Ms. Falberg held 93,750 restricted shares of our common stock subject to the right of repurchase, and Dr. Kaneko held an aggregate of 105,209 restricted shares of our common stock subject to the right of repurchase. As of December 31, 2017, none of our non-employee directors held options to purchase shares of our common stock.

Under our non-employee director compensation program, non-employee directors will receive the compensation set forth below, and an annual stock option grant of              shares to be granted at our annual meeting of stockholders beginning in 2019. Each such option will vest in full following the completion of 12 months of continuous service following the grant date, provided that such option will become fully vested on the date of our next annual stockholder meeting following the date of grant. In addition, new non-employee directors will also be eligible for an initial stock option grant of              shares, to be granted at our first board of directors meeting occurring on or following such director’s initial election to our board of directors. Such option will vest in equal annual installments over three years of continuous service following the director’s election to our board of directors. Further, each option held by a non-employee director will become fully vested if we are subject to a change in control prior to the termination of a director’s service.

After the completion of this offering, each non-employee director will be eligible to receive compensation for service on our board of directors or committees thereof consisting of annual cash retainers, paid quarterly in arrears, as follows:

Position	Retainer ($)
Board Member

Lead Independent Director

Audit Committee Chair

Compensation Committee Chair

Nominating and Corporate Governance Committee Chair

Audit Committee Member

Compensation Committee Member

Nominating and Corporate Governance Committee Member

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in our fiscal year ended December 31, 2017.

Name and principal position	Year	Salary ($)	Option Awards(1) ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Terry Rosen, Ph.D.	2017	314,780(2)	110,753(3)		1,200	426,755
Chief Executive Officer and Director

Juan Carlos Jaen, Ph.D.	2017	350,000	110,775(3)		1,200	461,975
President and Director

Jennifer Jarrett	2017	333,333	460,824(5)	100,000(6)	900	895,057
Chief Business Officer and Chief Financial Officer

(1)	Represents the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. See Note to our financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.
(2)	Dr. Rosen voluntarily agreed to reduce his salary by $35,220 to fund an employee meal program.
(3)	Represents an option to purchase 250,000 shares of our common stock with an exercise price of $0.31 per share granted on March 15, 2017. Such option was exercised by the officer. Our right of repurchase with respect to the acquired shares acquired lapses over four years of service following March 1, 2017, in 48 substantially equal monthly installments, and lapses in full in certain circumstances, as described under “Severance and Change in Control Benefits” below.
(4)	Reflects quarterly payment of $300 made to all employees to be used for wellness or commuter expenses.
(5)	Represents an option to purchase 1,040,000 shares of our common stock with an exercise price of $0.31 per share granted on March 15, 2017. Such option vests in 48 substantially equal monthly installments following the completion of each month of continuous service provided by Ms. Jarrett following March 1, 2017. Such option may vest on an accelerated basis, as described under “Severance and Change in Control Benefits” below.
(6)	Ms. Jarrett was eligible to earn an incentive bonus of $100,000 based on achievement of certain objectives including completion of the Company’s Series C Preferred Stock financing and first financial audit.

Narrative explanation of compensation arrangements with our named executive officers

The base salaries of all of our named executive officers are reviewed from time to time and adjusted when our board of directors or compensation committee determines an adjustment is appropriate. For our 2017 fiscal year, the base salary for Dr. Rosen was $314,780, $350,000 for Dr. Jaen and $400,000 for Ms. Jarrett.

On March 15, 2017, Ms. Jarrett was granted a stock option to purchase 1,040,000 shares of our common stock at an exercise price of $0.31 per share. Such option vests in 48 substantially equal monthly installments following the completion of each month of continuous service provided by Ms. Jarrett following March 1, 2017.

Pursuant to their amended and restated letter agreements with us, each of Drs. Rosen and Jaen and Ms. Jarrett is eligible to receive certain benefits if the officer’s employment is terminated under certain circumstances, as described in the footnotes to the “Outstanding Equity Awards at 2017 Fiscal Year-End” table and under “Severance and Change in Control Benefits” below.

Material Compensation Developments Occurring After 2017 Fiscal Year End

On January 4, 2018, we granted an option to purchase 500,000 shares of our common stock to each of Drs. Rosen and Jaen and to Ms. Jarrett, at an exercise price of $1.36 per share. Dr. Rosen and Dr. Jaen subsequently exercised their options, with the unvested shares remaining subject to our right of repurchase upon termination of service. Such repurchase right lapses in 48 substantially equal monthly installments following completion of each month of continuous service after January 1, 2018. Ms. Jarrett’s option vests in 48 substantially equal monthly installments following January 1, 2018, subject to her continuous service through each such vesting date.

In February 2018, we entered into amended and restated letter agreements with each of our executive officers. Pursuant to such letter agreements, and effective January 1, 2018, the base salary for Dr. Rosen is $            , $350,000 for Dr. Jaen and $420,000 for Ms. Jarrett.

Our executive officers will also be eligible to participate in incentive bonus programs established by the Company. For our 2018 fiscal year, Ms. Jarrett will be eligible to earn an incentive bonus of up to $200,000. Such bonus will be earned based on achievement against certain 2018 corporate goals, including corporate financing objectives (such as completion of this offering), refining the Company’s commercialization strategy and business development objectives.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as are all full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits.

Dr. Rosen, as noted above, personally funds an employee meal program.

Retirement Benefits

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching or profit sharing contributions to the 401(k) plan. No employer contributions have been made to date.

Equity Compensation

We offer stock options and restricted shares to our named executive officers as the long-term incentive component of our compensation program. We typically grant equity awards to new hires upon their commencing employment with us. Stock options allow employees to purchase shares of our common stock at a price per share at least equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, our equity awards vest over four years, subject to the employee’s continued employment with us on each vesting date.

As described in the footnotes to the “Outstanding Equity Awards at 2017 Fiscal Year-End” table and under “Severance and Change in Control Benefits” below, equity awards granted to our named executive officers are subject to accelerated vesting in the event such officer is subject to an involuntary termination. In addition, in December 2017, our Board of Directors approved a policy whereby the vesting of all options held by then-current employees will accelerate in the event of certain involuntary terminations of employment in connection with or following our change in control (as defined below under “Severance and Change in Control Benefits”), subject to such employee’s execution and nonrevocation of a general release of claims against us and certain related parties.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table provides information regarding each unexercised option and all unvested stock held by each of our named executive officers as of December 31, 2017.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

Options granted to our named executive officers are immediately exercisable with respect to all of the option shares, subject to our repurchase right in the event that the executive’s service terminates before vesting in such shares.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Vested		Number of Securities Underlying Unexercised Options (#) Unvested		Option Exercise Price ($)	Option Expiration Date	Number of Shares Or Units of Stock That Have Not Vested (#)		Market Value of Shares Or Units of Stock That Have Not Vested(*) ($)
Terry Rosen, Ph.D.							1,947,917	(1)(2)
							203,125	(2)(3)

Juan Carlos Jaen, Ph.D.							1,947,917	(1)(2)
							203,125	(2)(3)

Jennifer Jarrett	195,000	(4)	845,000	(5)	$0.31	3/14/2027

*	Market value is based on the fair market value of our common stock on December 31, 2017. As there was no public market for our common stock on December 31, 2017, we have assumed that the fair market value on such date was $ , which represents the midpoint of the range set forth on the cover page of this prospectus.
(1)	Represents the unvested portion of 5,500,000 restricted shares acquired by the officer on May 8, 2015, at a purchase price of $0.0001 per share. Our right of repurchase lapses in 48 substantially equal monthly installments ending on May 1, 2019, provided the officer remains in our continuous service through each such vesting date.
(2)	If the officer is either terminated by us without cause or voluntarily resigns for certain good reasons, in either case in connection with, or following, our change in control, and subject to the officer’s execution and non-revocation of a general release of claims, our right of repurchase will lapse in full.
(3)	Represents the unvested portion of 250,000 restricted shares of our common stock acquired by the officer upon exercise of an option granted on March 15, 2017. Our right of repurchase lapses in 48 substantially equal monthly installments ending on April 30, 2021, provided the officer remains in our continuous service through each such vesting date.
(4)	Represents an option to purchase 1,040,000 shares of our common stock granted on March 15, 2017. Such option vests in 48 substantially equal monthly installments ending on February 28, 2021, provided the officer remains in our continuous service through each such vesting date.
(5)	If the officer is either terminated by us without cause or voluntarily resigns for certain good reasons, in either case in connection with, or following, our change in control, and subject to the officer’s execution and non-revocation of a general release of claims, such options may vest on an accelerated basis.

Severance and Change in Control Benefits

Pursuant to letter agreements entered into with each of Drs. Rosen and Jaen in June 2015, and with Ms. Jarrett in February 2017, if we terminate the respective officer’s employment for reasons other than cause, or if the officer voluntarily resigns for certain good reasons (which we refer to collectively as an involuntary termination), then the officer will be eligible to receive, contingent on returning all of our property in the officer’s possession, executing and not revoking a general release of claims against us and certain related parties, and resigning as a member of our board of directors, continued payment of base salary for a six-month period, at the rate in effect at the time of termination (but without giving effect to any reduction triggering a resignation for good reason).

Cause means the officer’s:

•	willful failure to substantially perform his or her material duties and responsibilities after having received written notice and at least 30 days to remedy such failure;

•	conviction of, or plea of no contest to, a felony;

•	commission of any act of fraud, misappropriation or embezzlement against us;

•	material breach of any confidentiality, invention assignment or proprietary information agreement with us; or

•	willful failure to comply in any material respect with our lawful written policies of general applicability that have been communicated to the officer.

Good reason means a resignation of employment within two years after one of the following conditions has come into existence without the officer’s consent, which remains uncured more than 30 days after delivery of notice to us of such condition within 30 days following the initial existence of such condition:

•	a material adverse change in the officer’s position causing such position to be of materially reduced stature or responsibility;

•	a reduction in base salary compensation or other benefits; or

•	a required relocation of the officer’s work facility or location by more than 25 miles.

Drs. Rosen and Jaen and Ms. Jarrett are also eligible to receive full vesting of all existing and future equity compensation awards in the event of an involuntary termination in connection with or following our change in control, subject to the conditions described above with respect to severance benefits.

Change in control means certain mergers or consolidations of us with or into another entity; a sale, conveyance or other disposition of all or substantially all of our assets, property or business; or the acquisition by any person or persons acting as a group of beneficial ownership (or a right to acquire beneficial ownership) of shares representing a majority of the voting power of the then-outstanding shares of our capital stock.

Equity Plans

2018 Equity Incentive Plan

General. Our board of directors adopted the 2018 Equity Incentive Plan (2018 Plan) in                2018 and we expect it to be approved by our stockholders prior to the completion of this offering. The 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights or other equity-based awards. Awards may be granted under the 2018 Plan beginning on the effective date of the registration statement to which this prospectus is a part. The 2018 Plan will replace our 2015 Stock Plan (2015 Plan); however, awards outstanding under the 2015 Plan will continue to be governed by their existing terms.

Share Reserve. The number of shares of our common stock reserved for issuance under the 2018 Plan is equal to              shares plus up to              shares remaining available for issuance under our 2015 Plan on the effective date of the registration statement to which this prospectus is a part or subject to awards outstanding under our 2015 Plan on such date that subsequently expire, lapse unexercised or are forfeited to or repurchased by us. The number of shares reserved for issuance under our 2018 Plan will automatically increase on the first day of each of our fiscal years during the term of the 2018 Plan, by a number equal to the smallest of (i)            shares, (ii) 4% of the shares of common stock outstanding on the last business day of the prior fiscal year or (iii) the number of shares determined by our board of directors.

In general, if awards granted under the 2018 Plan are forfeited, cancelled, repurchased or expire, if an award is settled in cash or if shares subject to an award are applied to the exercise price or tax withholding obligations related to the award, the corresponding shares will be available for future issuance under our 2018 Plan.

Administration. The 2018 Plan will be administered by our board of directors or one or more committees to which our board of directors delegates such administration (as applicable, the administrator). Subject to the terms of the 2018 Plan, the administrator has the complete discretion to determine the eligible individuals who are to receive awards under the plan, to determine the terms and conditions of awards granted under the 2018 Plan and to make all decisions related to the 2018 Plan and awards granted thereunder. Our board of directors has delegated full authority to administer the 2018 Plan to its compensation committee.

Eligibility. Employees, non-employee directors and consultants are eligible to participate in the 2018 Plan. However, only employees are eligible to receive incentive stock options.

Stock Options and Stock Appreciation Rights. The exercise price of stock options and stock appreciation rights (SARs) granted under the 2018 Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Subject to limited exceptions, options and SARs may have a maximum term of up to 10 years and will generally expire sooner if the optionee’s service terminates. The vesting schedule of each option and SAR is determined by the administrator, however, in general, we grant options that vest over four years. An optionee may pay the exercise price of an option in cash, or, with the administrator’s consent, with shares of common stock the optionee already owns, with proceeds from an immediate sale of the option shares through a broker approved by us, through a net exercise procedure or by any other method permitted by applicable law. The administrator has full authority to reprice (reduce the exercise price of) options and stock appreciation rights or to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the administrator determines.

Restricted Stock and Restricted Stock Units. Restricted stock may be awarded under the 2018 Plan for such consideration as the administrator determines, including cash or services provided to us. Typically no payment is required in connection with the grant of restricted stock units. Each award of restricted stock or restricted stock units may or may not be subject to vesting and vesting, if any, shall occur upon the satisfaction of the conditions specified by the administrator. Settlement of vested restricted stock units may be made in the form of cash, common stock or a combination of both.

Certain Limitations. No more than              shares may be issued under the 2018 Plan upon exercise of incentive stock options.

Transferability of Awards. Unless the administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution.

Corporate Transactions. If we are party to a merger or certain change in control transactions, each outstanding award will be treated as described in the definitive transaction agreement or as the administrator determines, which may include the continuation, assumption or substitution of an outstanding equity award, the cancellation of an outstanding equity award after an opportunity to exercise or the cancellation of an outstanding equity award in exchange for a payment equal to the value of the shares subject to such award less any applicable exercise price. In general, if an equity award held by a participant who remains in service at the effective time of a change in control transaction is not continued, assumed or substituted, then the award will vest in full.

Changes in Capitalization. In the event of certain changes in our capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the 2018 Plan and the number and kind of shares subject to each outstanding award and/or the exercise price of outstanding award.

Amendment or Termination. The administrator may amend or terminate the 2018 Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the 2018 Plan will terminate automatically in 2028. Shareholder approval is not required for any amendment of the 2018 Plan, unless required by applicable law.

Amended and Restated 2015 Stock Plan

General. Our board of directors adopted our Amended and Restated 2015 Stock Plan (our 2015 Plan) in May 2015, and it was approved by our stockholders. The most recent amendment of our 2015 Plan was adopted by our board of directors in November 2017 and was subsequently approved by our stockholders. No further awards will be made under the 2015 Plan after this offering; however, awards outstanding under the 2015 Plan will continue to be governed by their existing terms.

Share Reserve. As of December 31, 2017, we have reserved              shares of our common stock for issuance under the 2015 Plan, all of which may be issued as incentive stock options. As of December 31, 2017, options to purchase              shares of common stock, at exercise prices ranging from $        to $        per share, or a weighted-average exercise price of $        per share were outstanding under the 2015 Plan, and              shares of common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2015 Plan or, following consummation of this offering, under our 2018 Equity Incentive Plan.

Administration. Our board of directors has administered the 2015 Plan since its adoption; however, following this offering, the compensation committee of our board of directors will generally administer the 2015 Plan. The administrator has complete discretion to make all decisions relating to the 2015 Plan and outstanding awards.

Eligibility. Employees, non-employee members of our board of directors and consultants are eligible to participate in the 2015 Plan. However, only employees are eligible to receive incentive stock options.

Types of Awards. The 2015 Plan provides for the grant of options to purchase shares of our common stock and the direct grant or sale of shares of our common stock. The 2015 Plan allows for the grant of both incentive and nonstatutory stock options.

Options. The exercise price of options granted under the 2015 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	By delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	By surrender of shares of common stock that the optionee already owns;

•	By an immediate sale through a company-approved broker of the option shares, if shares of our common stock are publicly traded;

•	By surrendering a number of vested shares subject to the option having an aggregate fair market value no greater than the aggregate exercise price, or the sum of such exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	By other methods permitted by applicable law.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates. We typically have granted options that are immediately exercisable, subject to our right to repurchase unvested shares upon termination of an optionee’s service.

Restricted Shares. Restricted shares may be awarded or sold under the 2015 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, all shares acquired under the 2015 Plan and all options and other plan awards outstanding on the effective date of the transaction will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	The continuation, assumption or substitution of an award by the surviving entity or its parent;

•	Cancellation of the vested portion of the award in exchange for a per-share payment equal to the excess, if any, of the value of the property received by a holder of a share of our common stock as a result of the transaction over any exercise price per share applicable to the award; or

•	Cancellation of the award without payment of any consideration.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award granted under the 2015 Plan will vest on an accelerated basis if we are subject to a change of control or if the participant is subject to an involuntary termination.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under the 2015 Plan, (ii) the number and kind of shares covered by each outstanding award, (iii) the exercise or purchase price per share subject to each outstanding award and (iv) any repurchase price applicable to shares acquired under the 2015 Plan. In the event of an extraordinary cash dividend that has a material effect on the fair market value of our common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Amendments or Termination. The administrator may at any time amend, suspend or terminate the 2015 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2015 Plan will terminate automatically 10 years after the later of the date when our board of directors adopted the 2015 Plan or approved the latest share increase that was also approved by our stockholders and in any event, it will terminate upon completion of this offering, but as noted above, awards outstanding under the 2015 Plan will remain outstanding and will continue to be governed by their existing terms.

2018 Employee Stock Purchase Plan

General. Our board of directors adopted the 2018 Employee Stock Purchase Plan (ESPP) in                    2018, and expect our stockholders to approve it prior to completion of this offering. The ESPP allows eligible employees to purchase shares of our common stock through payroll deductions and is intended to qualify under Section 423 of the Internal Revenue Code. It will become effective as of the effective date of the registration statement of which this prospectus is a part.

Share Reserve. We have reserved              shares of our common stock for issuance under the ESPP. The number of shares reserved for issuance under the ESPP will automatically increase on the first day of each fiscal year during the term of the ESPP, commencing in 2019, by a number of shares equal to the least of (i) 1% of our outstanding shares of common stock on the last day of the prior fiscal year, (ii)             shares or (iii) a number of shares determined by our board of directors. The number and class of shares reserved under the ESPP will be adjusted automatically in the event of a stock split, stock dividend or other changes in our capitalization.

Administration. Our board of directors or its compensation committee will administer the ESPP.

Eligibility. All of our employees or of any participating subsidiary are eligible to participate in the ESPP if they satisfy the eligibility requirements.

Offering Periods. Each offering period will last a number of months determined by the administrator, up to a maximum of 27 months. Unless otherwise determined by the administrator, the initial offering period will begin on the effective date of the registration statement to which this prospectus is a part and end on May 31, 2020, and new 24 month offering periods will begin on each June 1 and December 1 thereafter. Currently each offering period consists of 4 consecutive purchase periods, of approximately 6 months duration, at the end of which payroll contributions are used to purchase shares of our common stock.

Amount of Contributions. Participants may purchase our common stock through payroll deductions, up to a maximum of 15% of their eligible compensation. Each participant may purchase up to the number of shares determined by our administrator on any purchase date, not to exceed              shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw from the ESPP and receive a refund of their accumulated payroll contributions at any time prior to a purchase date.

Purchase Price. Unless changed by the administrator, the purchase price for each share of our common stock purchased under the ESPP will be 85% of the lower of the fair market value per share on the first day of the applicable offering period (or, in the case of the initial offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share on the applicable purchase date.

Corporate Transactions. In the event of certain corporate transactions, any offering periods then in progress may be continued, assumed or substituted for by the acquiring corporation. If the acquiring corporation refuses to do so, a new purchase date will be set for each offering period prior to the effective time of the transaction and such offering periods will terminate.

Amendment or Termination. The administrator may amend, suspend or terminate the ESPP at any time. If not sooner terminated, the ESPP will automatically terminate in 2038. With the exception of increasing the number of shares reserved for issuance, shareholder approval is generally not required for any amendment of the ESPP unless required by applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our incorporation on April 30, 2015 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Management—Director Compensation” and “Executive Compensation.”

Sale of Series A Preferred Stock

On May 29, 2015, we entered into a Series A preferred stock purchase agreement pursuant to which we issued, in a series of closings in May 2015, August 2015 and September 2015, an aggregate of 49,725,000 shares of our Series A preferred stock at a cash purchase price of $1.00 per share to accredited investors for an aggregate purchase price of $49,725,000. Each share of our Series A preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes purchases of shares of our Series A preferred stock by our executive officers, directors and holders of more than 5% of our capital stock:

	Shares of Series A Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Cash Consideration
Entities and individuals affiliated with Terry Rosen, Ph.D.(1)	9,000,000	$9,000,000
Entities and individuals affiliated with Juan Carlos Jaen, Ph.D.(2)	8,000,000	$8,000,000
Foresite Capital Fund III, L.P.(3)	7,000,000	$7,000,000
Entities and individuals affiliated with The Column Group II, L.P.(4)	7,000,000	$7,000,000
Entities and individuals affiliated with Yasunori Kaneko(5)	3,000,000	$3,000,000

Total	34,000,000	$34,000,000

(1)	Consists of 9,000,000 shares of Series A preferred stock purchased by The Rosen 1996 Family Trust Dated June 28, 1996. Dr. Terry Rosen, our chief executive officer and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(2)	Consists of 8,000,000 shares of Series A preferred stock purchased by Juan Carlos Jaen and Anita Galeana, Trustees of the Juan Carlos Jaen and Anita Galeana 2000 Trust. Dr. Juan Carlos Jaen, our president and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(3)	Foresite Capital Fund III, L.P. holds more than 5% of our capital stock.
(4)	Entities and individuals affiliated with The Column Group II, L.P. holds more than 5% of our capital stock.
(5)	Consists of 3,000,000 shares of Series A preferred stock purchased by Yasunori Kaneko and Yumi Kaneko, Trustees of the Kaneko Family Trust U/D/T dated January 20, 1992. Dr. Yasunori Kaneko, a member of our board of directors, is affiliated with the foregoing stockholder.

Sale of Series B Preferred Stock

On August 15, 2016, we entered into a Series B preferred stock purchase agreement pursuant to which we issued, in a series of closings in August 2016, an aggregate of 34,653,462 shares of our Series B preferred stock at a cash purchase price of $2.02 per share to accredited investors for an aggregate purchase price of approximately $69,999,993. Each share of our Series B preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes purchases of shares of our Series B preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

	Shares of Series B Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Cash Consideration
Entities and individuals affiliated with Terry Rosen, Ph.D.(1)	495,050	$1,000,001
Entities and individuals affiliated with Juan Carlos Jaen, Ph.D.(2)	495,050	$1,000,001
Foresite Capital Fund III, L.P.(3)	4,950,495	$9,999,999
Entities and individuals affiliated with The Column Group II, L.P.(4)	3,465,347	$7,000,000
Entities and individuals affiliated with Yasunori Kaneko(5)	123,762	$249,999
Entities and individuals affiliates with GV 2016, L.P.(6)	12,376,238	$25,000,000

Total	21,905,942	$44,250,000

(1)	Consists of 495,050 shares of Series B preferred stock purchased by The Rosen 1996 Family Trust Dated June 28, 1996. Dr. Terry Rosen, our chief executive officer and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(2)	Consists of 495,050 shares of Series B preferred stock purchased by Juan Carlos Jaen and Anita Galeana, as trustees of the Juan Carlos Jaen and Anita Galeana 2000 Trust. Dr. Juan Carlos Jaen, our president and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(3)	Foresite Capital Fund III, L.P. holds more than 5% of our capital stock.
(4)	Entities and individuals affiliated with The Column Group II, LP holds more than 5% of our capital stock. Consists of 3,465,347 shares of Series B preferred stock purchased by The Column Group II, L.P.
(5)	Consists of 123,762 shares of Series B preferred stock purchased by Yasunori Kaneko and Yumi Kaneko, Trustees of the Kaneko Family Trust U/D/T dated January 20, 1992. Dr. Yasunori Kaneko, a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(6)	Entities and individuals affiliates with GV 2016, L.P. GV 2016, L.P. holds more than 5% of our capital stock. Consists of 12,376,238 shares of Series B preferred stock purchased by GV 2016, L.P.

Sale of Series C Preferred Stock

On November 3, 2017, we entered into a Series C preferred stock purchase agreement pursuant to which we issued, in a series of closings in November 2017 an aggregate of 36,241,698 shares of our Series C preferred stock at a cash purchase price of $2.9524 per share to accredited investors for an aggregate purchase price of approximately $106,999,989. Each share of our Series C preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes purchases of shares of our Series C preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

	Shares of Series C Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Cash Consideration
Entities and individuals affiliated with Terry Rosen, Ph.D.(1)	328,546	$969,999
Entities and individuals affiliated with Juan Carlos Jaen, Ph.D.(2)	118,548	$350,001
Foresite Capital Fund III, L.P.(3)	1,693,537	$4,999,998
Entities and individuals affiliated with The Column Group II, L.P.(4)	3,556,429	$10,500,000
Entities and individuals affiliated with Yasunori Kaneko(5)	10,161	$29,999
Entities and individuals affiliated with GV 2016, L.P.(6)	7,620,919	$22,500,001
Entities and individuals affiliated with Kathryn Falberg(7)	67,741	$199,998

Total	13,395,881	$39,549,996

(1)	Consists of 328,546 shares of Series C preferred stock held by The Rosen 1996 Family Trust Dated June 28, 1996. Dr. Terry Rosen, our chief executive officer and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(2)	Consists of 118,548 shares of Series C preferred stock held by Juan Carlos Jaen and Anita Galeana, as trustees of the Juan Carlos Jaen and Anita Galeana 2000 Trust. Dr. Juan Carlos Jaen, our president and a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(3)	Foresite Capital Fund III, L.P. holds more than 5% of our capital stock.
(4)	Entities and individuals affiliated with The Column Group II, L.P. holds more than 5% of our capital stock. Consists of 1,693,537 shares of Series C preferred stock held by The Column Group II, L.P. and 1,862,892 shares of Series C preferred stock held by Ponoi Capital, L.P.
(5)	Consists of 10,161 shares of Series C preferred stock purchased by Yasunori Kaneko and Yumi Kaneko, Trustees of the Kaneko Family Trust U/D/T dated January 20, 1992. Dr. Yasunori Kaneko, a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.
(6)	Entities and individuals affiliated with GV 2016, L.P. holds more than 5% of our capital stock. Consists of 7,620,919 shares of Series C preferred stock held by GV 2017, L.P.
(7)	Consists of 67,741 shares of Series C preferred stock held by Kathryn E. Falberg, trustee of the Falberg-Redovich Family Trust dtd 6-11-12. Ms. Falberg, a member of our board of directors, is the trustee, beneficiary and/or otherwise affiliated with the foregoing stockholder.

Agreements with PACT Pharma, Inc.

In September 2016, we purchased approximately 3.6 million shares of common stock of PACT Pharma, Inc. (PACT Pharma), a privately funded, early-stage biopharmaceutical company focused on adoptive cell therapy, for a nominal amount. In December 2016, we and PACT Pharma entered into a Master Services Agreement (the PACT Agreement) under which we provide PACT Pharma with general and administrative support, including finance, human resources, legal, and other operational support. We also received certain warrants to purchase PACT Pharma common stock exercisable upon PACT Pharma’s achievement of certain valuation thresholds pursuant to the PACT Agreement. Also in December 2016, we purchased 1.0 million shares of Series A preferred stock of PACT Pharma for $1.0 million. After this investment, we owned an aggregate of approximately 12% of the total equity of PACT Pharma on an as-converted basis. As part of our support under the PACT Agreement, Dr. Terry Rosen, our Chief Executive Officer and a member of our board of directors, previously served as Chief Executive Officer of PACT Pharma on an interim basis. Dr. Juan Carlos Jaen, our President and a member of our board of directors, previously served as President of PACT Pharma on an interim basis. Dr. Rosen and Dr. Jaen are also minority stockholders and members of the board of directors of PACT Pharma. The PACT Agreement will terminate no later than December 31, 2018.

Amended and Restated Voting Agreement

On November 3, 2017, we entered into an amended and restated voting agreement with certain holders of our common stock and the holders of our preferred stock, including entities with which our chief executive officer, president and certain of our directors are affiliated, with respect to the election of our directors and certain other matters. All of our current directors were elected pursuant to the terms of this agreement. The amended and restated voting agreement will terminate upon the completion of this offering.

Amended and Restated First Refusal and Co-Sale Agreement

On November 3, 2017, we entered into an amended and restated first refusal and co-sale agreement with holders of our common stock and holders of our preferred stock, including entities with which our chief executive officer, president and certain of our directors are affiliated. This agreement provides the holders of preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of our common stock. The rights of purchase and co-sale will terminate upon the completion of this offering.

Amended and Restated Investors’ Rights Agreement

On November 3, 2017, we entered into an amended and restated investors’ rights agreement with holders of our preferred stock, including entities with which our chief executive officer, president and certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Management Rights Letters

In connection with our sale of our preferred stock, we entered into management rights letters with certain purchasers of our preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, pursuant to which such entities were granted certain management rights, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights will terminate upon completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 1, 2017, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 136,808,355 shares of common stock outstanding at December 1, 2017, after giving effect to the conversion of all outstanding shares of preferred stock as of that date into an aggregate of 120,620,160 shares of our common stock. For purposes of computing percentage ownership after this offering, we have assumed that (i)             shares of common stock will be issued by us in this offering; and (ii) that the underwriters will not exercise their option to purchase              additional shares in full. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of December 1, 2017. We did not deem these shares outstanding, however, such shares were included for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arcus Biosciences, Inc., 3928 Point Eden Way, Hayward, CA 94545.

	Number Of Shares Beneficially Owned	Percent Of Shares Beneficially Owned
Name of Beneficial Owner		Before The Offering	After The Offering
Named Executive Officers and Directors:
Terry Rosen, Ph.D.(1)	15,403,596	11.3%
Juan Carlos Jaen, Ph.D.(2)	13,138,598	9.6%
Jennifer Jarrett(3)	1,040,000	*
Yasunori Kaneko, M.D.(4)	3,283,923	2.4%
Kathryn Falberg(5)	167,741	*
All Executive Officers and Directors as a Group (five persons)(6)	33,033,858	24.0%
5% Stockholders:
Entities and individuals affiliated with GV 2016, L.P.(7)	19,997,157	14.6%
Entities and individuals affiliated with The Column Group II, L.P.(8)	14,021,776	10.2%
Foresite Capital Fund III, L.P.(9)	13,644,032	10.0%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (i) 250,000 shares of common stock held by Terry Rosen, (ii) 9,803,596 shares of common stock upon the deemed conversion of our preferred stock held by The Rosen 1996 Family Trust Dated June 28, 1996 and (iii) 5,350,000 shares of common stock held by The Rosen 1996 Family Trust Dated June 28, 1996.
(2)	Consists of (i) 250,000 shares of common stock held by Juan Jaen, (ii) 8,613,598 shares of common stock upon the deemed conversion of our preferred stock held by Juan Carlos Jaen and Anita Galeana, as trustees of the Juan Carlos Jaen and Anita Galeana 2000 Trust and (iii) 4,275,000 shares of common stock held by Juan Carlos Jaen and Anita Galeana, as trustees of the Juan Carlos Jaen and Anita Galeana 2000 Trust.

(3)	Consists of 1,040,000 shares of common stock underlying options held by Jennifer Jarrett that are exercisable as of December 1, 2017 or will become exercisable within 60 days after such date.
(4)	Consists of (i) 100,000 shares of common stock held by Kaneko Family Trust dated January 20, 1992, (ii) 50,000 shares of common stock held by Yasunori Kaneko & Yumi Kaneko, Trustees of The Kaneko Family Trust dated January 20, 1992, (iii) 2,000,000 shares of common stock upon the deemed conversion of our preferred stock held by Kaneko Capital, LLC, (iv) 1,000,000 shares of common stock upon the deemed conversion of our preferred stock held by Kaneko Investments, LLC, (v) 133,923 shares of common stock upon the deemed conversion of our preferred stock held by Yasunori Kaneko and Yumi Kaneko, Trustees of the Kaneko Family Trust U/D/T dated January 20, 1992.
(5)	Consists of (i) 100,000 shares of common stock held by Kathryn Falberg and (ii) 67,741 shares of common stock upon the deemed conversion of our preferred stock held by Kathryn E. Falberg, trustee of the Falberg-Predovich Family Trust dtd 6-11-12.
(6)	Includes 1,040,000 shares of common stock underlying options that are exercisable as of December 1, 2017 or will become exercisable within 60 days after such date.
(7)	Consists of 12,376,238 shares of Series B Preferred Stock held by GV 2016, L.P. GV 2016 GP, L.P., the general partner of GV 2016, L.P., GV 2016 GP, L.L.C., the general partner of GV 2016 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2016 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of these shares. The principal business address of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043. Consists of 7,620,919 shares of Series C Preferred Stock held by GV 2017, L.P. GV 2017 GP, L.P., the general partner of GV 2017, L.P. GV 2017 GP, L.L.C., the general partner of GV 2017 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2017 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., GV 2017 GP, L.P., GV 2017 GP, L.L.C. may each be deemed to have sole power to vote or dispose of these shares. The principal business address of GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043.
(8)	Consists of 14,021,776 shares of common stock upon the deemed conversion of our preferred stock held by The Column Group II, LP and Ponoi Capital, LP. The Column Group II GP, LP is the general partner of The Column Group II, LP. Ponoi Management, LLC is the general partner of Ponoi Capital, LP. The managing partners of The Column Group II GP, LP are David Goeddel and Peter Svennilson. The managing partners of The Column Group, LLC and Ponoi Management, LLC are David Goeddel, Peter Svennilson, and Tim Kutzley. The managing partners of The Column Group II GP, LP and Ponoi Management, LLC may be deemed to have voting and investment power with respect to such shares. The address of The Column Group II, LP and Ponoi Capital, LP is 1700 Owens Street, Suite 500, San Francisco, California 94158.
(9)	Consists of 13,644,032 shares of common stock upon the deemed conversion of our preferred stock held by Foresite Capital Fund III, L.P. (FCF III). Foresite Capital Management III, LLC (FCM III) is the general partner of FCF III. The managing director of FCM III, James Tananbaum, may be deemed to have voting and investment power with respect to such shares. The address of FCF III is c/o Foresite Capital Management, LLC, 101 California Street, Suite 4100, San Francisco, California 94111.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock and the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and affecting the rights of holders of our capital stock is set forth below. The forms of our amended and restated certificate of incorporation and our amended and restated bylaws to be adopted in connection with this offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.

As of December 1, 2017, after giving effect to the conversion of all outstanding shares of preferred stock into an aggregate of 120,620,160 shares of our common stock, there were outstanding:

•	136,808,355 shares of our common stock held of record by 197 stockholders, including 7,443,414 shares of restricted common stock that are subject to our right of repurchase; and

•	2,071,741 shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 1, 2017, there were options to purchase 2,071,741 shares of our common stock outstanding under our 2015 Stock Plan.

Registration Rights

Following the completion of this offering, the holders of 120,620,160 shares of our common stock issued upon the conversion of our preferred stock will be entitled to contractual rights to require us to register those shares under the Securities Act. These registration rights are provided under the terms of our amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into on November 3, 2017. Pursuant to this agreement, trusts associated with our Chief Executive Officer and director, Dr. Rosen, and our President and director, Dr. Jaen, are entitled to the piggyback registration rights described below with respect to their shares of outstanding common stock not issued upon the conversion of our preferred stock, but are not entitled to either the demand or Form S-3 registration rights described below with respect to such shares of common stock. These trusts collectively held 9,625,000 shares of such outstanding common stock as of December 1, 2017.

We will pay all expenses relating to any demand, piggyback or Form S-3 registration described below, other than underwriting discounts and commissions. The registration rights terminate upon the earliest to occur of: (i) the fourth anniversary of the completion of this offering; (ii) a liquidation event; or (iii) with respect to the registration rights of an individual holder, such earlier time after this offering at which the holder (a) can sell all of its shares in compliance with Rule 144(b)(1)(i) or (b) holds one percent or less of our outstanding common stock and all shares held by the holder can be sold in any three-month period without registration in compliance with Rule 144.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of November 3, 2022 or six months following the effectiveness of this offering, the holders of 50% or more of the registrable securities then outstanding may make a written request that we register some or all of their registrable securities, subject to certain specified conditions and exceptions. We are required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. Such request for registration must cover securities with an aggregate offering price of at least $20,000,000. We are not obligated to effect more than two of these registrations.

Piggyback Registration Rights

In connection with this offering, holders of our registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders in another offering, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement, provided that the underwriters of any such offering have the right to limit the number of shares included in the registration. These registration rights are subject to specified other conditions and limitations as set forth in our amended and restated investors’ rights agreement.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated investors’ rights agreement, the holders of 30% or more of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public is at least $10,000,000. We are not obligated to effect more than two of these Form S-3 registrations in any 12-month period or more than a total of three of these Form S-3 registrations.

Anti-Takeover Provisions

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of % of our then-outstanding shares of our common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of common stock, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions in our certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be              . The transfer agent’s address is             , and its telephone number is              .

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RCUS.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have outstanding              shares of our common stock, based on the number of shares outstanding as of             . This includes              shares of common stock that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining              shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, we, our executive officers and directors, and substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement disclosed in “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                 , 2018,                  shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market, unless purchased by our affiliates;

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of ; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

In connection with this offering, we and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the Company or the underwriters. These agreements are subject to certain exceptions, as set forth in “Underwriting.”

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

Upon completion of this offering, the holders of 120,620,160 shares of our common stock will be entitled to rights with respect to the registration of the sale of such shares of common stock under the Securities Act. An additional 9,625,000 shares of our common stock will be entitled to piggyback but not demand or S-3 registration rights. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the completion of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986 (the Code) existing and proposed U.S. Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (IRS) and other applicable authorities, all of which are subject to change or to differing interpretation, possibly with retroactive effect. This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or, except to the limited extent provided below, under U.S. federal estate and gift tax laws. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, insurance companies or other financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, this discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold our common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF NON-U.S., STATE, OR LOCAL LAWS AND TAX TREATIES.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.” Any such distributions will also be subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN, W-8BENE or other appropriate form (or any successor or substitute form thereof) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the holder’s agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act,” non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the U.S. Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to foreign corporations, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or the applicable paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the U.S. Treasury Regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting. Information reporting, but not backup withholding, however, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, if any, and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury Regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Leerink Partners LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Leerink Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers, directors and substantially all of our securityholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Leerink Partners LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Leerink Partners LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot ensure however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our shares listed on the New York Stock Exchange under the symbol “RCUS.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Arcus Biosciences, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            . We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority-related and other expenses incurred by them in connection with this offering in an amount up to $            .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on                     , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and short positions in such securities and instruments.

Affiliates of Leerink Partners LLC purchased shares of our Series C preferred stock in our November 2017 private placement.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the representatives to publish a prospectus for such offer. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to professional investors, as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a prospectus, as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors, as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL) and the initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (Corporations Act) has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Company under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. As of the date of this prospectus, an investment fund associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP beneficially owned less than 0.2% of the outstanding shares of our common stock. Cooley LLP is representing the underwriters in this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2016, and for the year then ended, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.arcusbio.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

ARCUS BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Arcus Biosciences, Inc.

We have audited the accompanying balance sheet of Arcus Biosciences, Inc., as of December 31, 2016, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcus Biosciences, Inc. at December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

December 15, 2017

ARCUS BIOSCIENCES, INC.

Balance Sheet

(In thousands, except share and per share amounts)

December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$65,160
Short-term investments	33,736
Amounts owed by a related party	405
Prepaid expenses and other current assets	390

Total current assets	99,691
Property and equipment, net	8,608
Equity investment in related party	1,000
Restricted cash	203
Other long-term assets	200

Total assets	$109,702

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,867
Accrued liabilities	997
Other current liabilities	682

Total current liabilities	5,546

Deferred rent	4,531
Other long-term liabilities	165

Total liabilities	10,242

Commitments and contingencies (Note 11)
Convertible preferred stock, $0.0001 par value, 84,875,000 shares authorized, 84,378,462 issued and outstanding as of December 31, 2016; aggregate liquidation preference of $119,725 as of December 31, 2016	119,454
Stockholders’ deficit:
Common stock; $0.0001 par value; 109,000,000 shares authorized as of December 31, 2016; and 13,894,041 shares issued and outstanding as of December 31, 2016	1
Additional paid-in capital	183
Accumulated deficit	(20,152)
Accumulated other comprehensive loss	(26)

Total stockholders’ deficit	(19,994)

Total liabilities, convertible preferred stock and stockholders’ deficit	$109,702

See accompanying notes

ARCUS BIOSCIENCES, INC.

Statement of Operations and Comprehensive Loss

(In thousands except for share and per share amounts)

Year Ended December 31, 2016
Operating expenses:
Research and development	$14,247
General and administrative	3,935

Total operating expenses	18,182

Loss from operations	(18,182)
Interest and other income, net	212

Net loss	(17,970)
Other comprehensive loss	(26)

Comprehensive loss	$(17,996)

Net loss per common share, basic and diluted	$(5.25)

Weighted-average number of common shares used to compute basic and diluted net loss per common share	3,421,370

See accompanying notes

ARCUS BIOSCIENCES, INC.

Statement of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	49,725,000	$49,637	11,080,664	$1	$10	$(2,182)	—	$(2,171)
Issuance of Series B convertible preferred stock for $2.02 per share, net of issuance costs of $183	34,653,462	69,817	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	543,636	—	63	—	—	63
Stock-based compensation	—	—	—	—	90	—	—	90
Net loss	—	—	—	—	—	(17,970)	—	(17,970)
Other comprehensive loss	—	—	—	—	—	—	(26)	(26)
Issuance of common stock upon exercise of stock options, net of amounts related to unvested shares	—	—	188,401	—	20	—	—	20

Balance at December 31, 2016	84,378,462	$119,454	11,812,701	$1	$183	$(20,152)	$(26)	$(19,994)

See accompanying notes

ARCUS BIOSCIENCES, INC.

Statement of Cash Flows

(In thousands)

Year Ended December 31, 2016
Cash flows from operating activities:
Net loss	$(17,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	90
Depreciation and amortization	1,314
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(602)
Other long-term assets	(200)
Accounts payable	3,569
Accrued liabilities	808
Other current liabilities	647
Other long term liabilities	(600)

Net cash used in operating activities	(12,944)

Cash flow from investing activities:
Purchases of short-term investments	(33,762)
Investment in a related party	(1,000)
Purchases of property and equipment	(4,099)

Net cash used in investing activities	(38,861)

Cash flow from financing activities:
Proceeds from issuance of Series B preferred stock, net of issuance costs	69,817
Proceeds from issuance of common stock	283

Net cash provided by financing activities	70,100

Net increase in cash and cash equivalents	18,295

Cash and cash equivalents at beginning of year	46,865

Cash and cash equivalents at end of year	$65,160

Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued liabilities	$618

Vesting of early exercised options and restricted stock	$63

See accompanying notes

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Note 1. Organization

Description of Business

Arcus Biosciences, Inc. (Company or the Company) was incorporated in Delaware in April 2015 and is headquartered in Hayward, California. The Company is a clinical-stage biopharmaceutical company focused on creating innovative cancer immunotherapies by leveraging underexploited biological opportunities. Specifically, the Company targets well-characterized biological pathways with significant scientific data supporting their importance in regulating the immune response against cancer and for which either there are no molecules in development or those that exist have suboptimal profiles. To exploit these pathways, the Company has built a robust and highly efficient discovery capability to create and optimize highly differentiated small-molecule immuno-oncology product candidates. Since its inception in 2015, the Company has built a broad portfolio of small-molecule and antibody product candidates that it plans to develop together as intra-portfolio combinations.

The Company has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $20.2 million as of December 31, 2016. The Company has funded operations primarily with the net proceeds of $119.5 million from private placements of convertible preferred stock. The Company expects to incur additional operating losses in the near term. As of December 31, 2016, the Company had cash, cash equivalents and short-term investments of $98.9 million, which it believes will be sufficient to fund its planned operations for a period of at least twelve months from the date of the issuance of these financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. The Company has no subsidiaries.

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. Estimates are used for the fair value of common and preferred stock and stock-based awards and other issuances, contingent liabilities, accruals for research and development costs, useful lives of long-lived assets, and uncertain tax positions. Actual results could differ materially from the Company’s estimates.

Risk and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

The Company’s product candidates require approvals from the U.S. Food and Drug Administration (FDA) and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing and commercializing immunotherapies. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating and evaluating financial performance. All long-lived assets are maintained in the United States of America.

Cash Equivalents and Short-Term Investments

Cash equivalents include marketable securities having an original maturity of three months or less at the time of purchase. Short-term investments are investments in marketable securities with maturities of greater than three months at the time of purchase. Collectively, cash equivalents and short-term investments are considered available-for-sale and are recorded at fair value. Unrealized gains and losses are recorded in accumulated other comprehensive loss in the statement of convertible preferred stock and stockholders’ deficit. Realized gains and losses are included in Interest and other income, net in the statement of operations and comprehensive loss.

Restricted Cash

Restricted cash at December 31, 2016 comprises cash balances primarily held as security in connection with the Company’s facility lease agreement and are included in long term assets on its balance sheets.

Receivable From a Related Party

Receivable from a related party are recorded net of allowances. Estimates of the Company’s allowance for doubtful accounts are determined based on existing contractual payment terms. As of December 31, 2016, the outstanding amount is due from PACT Pharma, Inc. (PACT Pharma) for equipment and expenses the Company paid for on its behalf. The Company is exposed to credit risk in the event of a default by PACT Pharma. To date, the Company has not experienced any losses related to these receivables (see Note 5).

Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities, including short-term and long-term investments, and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The carrying amount of the Company’s financial instruments, including receivable from a related party, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Concentration of Credit Risk

Cash equivalents and short-term investments are financial instruments that potentially subject the Company to concentrations of credit risk. The Company invests in money market funds, asset backed securities, commercial paper and corporate notes. The Company limits its credit risk associated with cash equivalents and short-term investments by placing them with banks and institutions it believes are highly credit worthy and in highly rated investments.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from one to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in the statement of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment charge would be recorded when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2016, there have been no such impairment charges.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel costs for the Company’s research and product development employees. Also included are non-personnel costs such as professional fees payable to third parties for preclinical studies and research services, laboratory supplies, product licenses, equipment maintenance, and other consulting costs.

The Company estimates preclinical study and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical studies and research services on its behalf. The Company estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternative commercial use are expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Leases and Rent Expense

The Company records rent expense on a straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations, the Company records a deferred rent liability. Additionally, the receipt of any lease incentives is recorded as a deferred rent liability which is amortized over the lease term as a reduction of rent expense. Building improvements made with the lease incentives or tenant allowances are capitalized as leasehold improvements and included in Property and equipment in the balance sheet.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. Stock-based awards granted include stock options with time-based vesting. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all stock-based payments. The Company’s determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

The fair value of a stock-based award is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to non-employees are accounted for in accordance with ASC 505-50 Equity Based Payments to Non-Employees and are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. Non-employee stock-based compensation expense was not material for all periods presented.

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Convertible Preferred Stock

The Company records all shares of convertible preferred stock at their respective fair values less issuance costs on the dates of issuance. The convertible preferred stock is recorded outside of stockholders’ equity (deficit) because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock will become redeemable at the option of the holders. In the event of a change of control of the Company, proceeds received from the sale of such shares will be distributed in accordance with the liquidation preferences set forth in the Company’s Amended and Restated Certificate of Incorporation unless the holders of convertible preferred stock have converted their shares of convertible preferred stock into shares of common stock. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur.

Income Taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards, and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

The Company includes any penalties and interest expense related to income taxes as a component of interest and other income, net, as necessary.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. The Company had unrealized losses from its available-for-sale securities during the year ended December 31, 2016, which qualified as other comprehensive loss and, therefore, the Company reported comprehensive loss and net loss.

Net Loss per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, and common stock options are considered to be potentially dilutive securities. Because the Company has reported a net loss for the year ended December 31, 2016, diluted net loss per common share is the same as basic net loss per common share for the period.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act), the Company meets the definition of an emerging growth company, and has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently Adopted Accounting Standards Updates

In November 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-17 (Topic 740), Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires deferred tax liabilities and assets to be classified as noncurrent in the Balance Sheet. For public entities, the standard will be effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for financial statements that have not been previously issued. The ASU may be

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company early adopted this ASU during 2016 on a retrospective basis and the adoption had no impact on the Company’s financial statements.

In February 2015, the FASB issued ASU No. 2015-02 (Topic 810), Consolidation, Amendments to the Consolidations Analysis, which amends the consolidation requirements in ASC 810. The ASU modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and significantly amends the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships. For public business entities, the guidance is effective for annual periods and interim periods beginning after December 15, 2015 with early adoption permitted. The Company adopted this ASU in 2016 and the adoption did not have a material impact on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for all entities for annual periods ending after December 15, 2016, and interim periods with annual periods beginning after December 15, 2016. The adoption of this standard in 2016 did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Standards or Updates Not Yet Effective

In November 2016, the FASB issued ASU No. 2016-18 (Topic 230), Restricted Cash, Statement of Cash Flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash and cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for employee stock-based transactions. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification, and the classification of those taxes paid on the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company will adopt ASU 2016-09 as of January 1, 2017 and there is not expected to be a material impact to the Company’s financial statements as a result of the adoption.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has not determined the potential effects of this ASU on its financial statements.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Note 3. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

During the period presented, the Company has not changed the manner in which it values assets and liabilities that are measured at fair value. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the year ended December 31, 2016.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Fair Value Measurements at December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Money market funds	$50,565	$50,565	$—	$—
U.S. government agency obligations	4,020	—	4,020	—
Corporate securities and commercial paper	44,311	—	44,311	—

	$98,896	$50,565	$48,311	$—

Classified as (with contractual maturities):
Cash equivalents (due within 90 days)	$65,160
Short-term investments (due within one year)	33,736
Long-term investments (due between one and two years)	—

	$98,896

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

The investments are classified as available-for-sale securities. At December 31, 2016, the balance in the Company’s accumulated other comprehensive loss was comprised solely of activity related to the Company’s available-for-sale securities. There were no realized gains or losses recognized on the sale or maturity of available-for-sale securities for the year ended December 31, 2016 and as a result, the Company did not reclassify any amounts out of accumulated other comprehensive loss for the year. The Company has a limited number of available-for-sale securities in insignificant loss positions as of December 31, 2016, which the Company does not intend to sell and has concluded it will not be required to sell before recovery of the amortized cost for the investment at maturity.

	Fair Value Measurements at December 31, 2016
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Money market funds	$50,565	$—	$—	$50,565
U.S. government agency obligations	4,020	—	—	4,020
Corporate securities and commercial paper	44,337	—	(26)	44,311

	$98,922	$—	$(26)	$98,896

Note 4: Balance Sheet Components

Property and Equipment

Property and equipment, net consisted of the following (in thousands):

As of December 31, 2016
Scientific equipment	$2,812
Furniture and equipment	584
Capitalized software	79
Leasehold improvements	6,499
Construction in progress	—

Total	9,974
Less: Accumulated depreciation and amortization	(1,366)

Property and equipment, net	$8,608

Depreciation and amortization expense was $1.3 million for the year ended December 31, 2016.

Accrued expenses consisted of the following (in thousands):

As of December 31, 2016
Accrued personnel expenses	$291
Accrued research and development expenses	443
Other	263

Total	$997

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Note 5: Equity Investment

In September 2016, the Company purchased approximately 3.6 million shares of common stock of PACT Pharma, a privately funded, early-stage biopharmaceutical company focused on adoptive cell therapy. The Company determined the fair value of such investment to be insignificant to the Company’s 2016 financial statements given the start-up nature of operations of PACT Pharma, and it was recorded at a nominal amount. In December 2016, the Company and PACT Pharma entered into a Master Services Agreement (the PACT Agreement) under which the Company provides PACT Pharma with general administrative support, including finance, human resources, legal, and other operational support. The Company also received certain warrants to purchase PACT Pharma common stock exercisable upon PACT Pharma’s achievement of certain valuation thresholds pursuant to the PACT Agreement. The PACT Agreement will terminate no later than December 31, 2018. Also in December 2016, the Company purchased 1.0 million shares of Series A preferred stock of PACT Pharma for $1.0 million. The Company determined PACT Pharma to be a variable interest entity. However, because the Company is not the primary beneficiary of PACT Pharma, it is not consolidating the results of operations of PACT Pharma in its financial statements. The Company’s investment in PACT Pharma is accounted for as an equity method investment, and as a result the Company records its share of PACT Pharma’s operating results in its statement of operations and comprehensive loss. For the year ended December 31, 2016, the Company’s share of PACT Pharma’s operating results was not significant. The Company monitors the investment for events or circumstances indicative of potential other-than-temporary impairment, and makes appropriate reductions in carrying values if determined that an impairment charge is required. As of December 31, 2016, no impairment charge was recorded.

The Company also determined that the fair value of the warrants to be insignificant to the Company’s 2016 financial statements. As of December 31, 2016, the Company had a $0.4 million receivable from PACT Pharma for equipment and expenses the Company paid for on its behalf, which PACT Pharma repaid in March 2017.

Note 6: Stockholders’ Equity

The Company’s Certificate of Incorporation, as amended and restated, authorizes the Company to issue 109,000,000 shares of $0.0001 par value common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of preferred stock outstanding. The Company has never declared any dividends on common stock.

As of December 31, 2016, the Company had reserved shares of common stock for issuance as follows:

As of December 31, 2016
Convertible preferred stock	84,378,462
Common stock options issued and outstanding under 2015 Stock Option Plan	514,500
Remaining shares available for issuance under 2015 Stock Option Plan	5,082,049

Total	89,975,011

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Note 7: Convertible Preferred Stock

The Company is authorized to issue 84,875,000 shares of convertible preferred stock. As of December 31, 2016, the outstanding convertible preferred stock as was follows (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A	49,725,000	49,725,000	$49,725	$49,637
Series B	35,150,000	34,653,462	70,000	69,817

Total	84,875,000	84,378,462	$119,725	$119,454

The significant rights and preferences of the outstanding convertible preferred stock are as follows:

Dividends—The holders of the convertible preferred stock are entitled to receive dividends, out of assets legally available prior and in preference to any declaration or payment of any other dividends, at the rates of $0.06 and $0.12 per share (as adjusted for stock splits, stock dividends, reclassifications, and the like) per annum on each outstanding share of Series A, and Series B convertible preferred stock, respectively, when, as and if, declared by the board of directors. Such dividends are not cumulative. To date, no dividends have been declared.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A and Series B preferred stock shall be entitled to receive on a pari passu basis and in preference to any distribution to the common shareholders, the greater of their stated liquidation preference or the amount such holders would have received had they converted their preferred stock into common stock immediately prior to such dissolution. For each series of convertible preferred stock, the stated liquidation preference per share is equal to $1.00 and $2.02 per share, respectively, plus any declared but unpaid dividends. Any remaining assets shall be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.

Voting Rights—Each share of convertible preferred stock is entitled to one vote for each share of common stock into which such share of convertible preferred stock is convertible.

Conversion—Each share of convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock that result from dividing the applicable original share price per share by the applicable conversion price per share at the time of conversion, as adjusted for stock splits, stock dividends, reclassifications and the like. At December 31, 2016, the conversion price equaled the original share price. Each share of convertible preferred stock shall automatically convert upon the earlier of (i) a vote by the majority of the then-outstanding shares of preferred stock, (ii) a public offering of the Company’s common stock which results in gross proceeds of at least $30.0 million, or (iii) with respect to Series B preferred stock only, a public offering of the Company’s common stock.

Note 8: Stock-Based Compensation

In May 2015, the Company adopted the 2015 Stock Plan, which was amended in November 2015 as the 2015 Amended and Restated Stock Plan (the Plan). The Plan provides for the granting of stock awards to employees, non-employee directors, and consultants of the Company. Pursuant to the Plan, the Company may grant stock awards to purchase up to 8,460,590 shares of common stock, of which 5,082,049 remain available for grant at December 31, 2016.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

The Plan permits the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, non-employee directors, and service providers at exercise prices not less than the 100% of fair market value at the date of grant. The Board of Directors, at its sole discretion, shall determine the exercise price. These options expire 10 years from the date of grant. Incentive stock options and nonstatutory options generally vest monthly and ratably over four years. Upon termination of service, any shares issuable pursuant to unvested and unexercised options are automatically returned to Company. Shares issuable pursuant to vested options and not exercised within three months after an employee’s, non-employee director’s or consultant’s termination of service to the Company are surrendered back to Company. Those shares are added back to the Plan and made available for future grants. Upon vesting of restricted shares and exercise of options, the Company issues common stock from its authorized shares.

The terms of the Plan permit option holders to exercise stock options before they are vested, subject to certain limitations. Such unvested shares are subject to repurchase by the Company at the original exercise price in the event the option holder’s service to the Company is terminated either voluntarily or involuntarily. As a result of early exercises under the Plan, approximately 2,081,340 shares had not vested and were subject to repurchase as of December 31, 2016. The Company treats cash received from the exercise of unvested options as a refundable deposit and classifies such amounts as a liability in its balance sheet. As of December 31, 2016, the Company included cash received for the early exercise of unvested options of $0.2 million in other current and long-term liabilities. Amounts included in liabilities are transferred into common stock and additional paid-in capital as the shares vest, which is generally over a period of 48 months.

A summary of option activity under the Plan during 2016 is as follows:

	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance at December 31, 2015	3,450,000	80,000	$0.10	8.79
Options authorized	4,490,590	—	—
Options granted	(2,957,500)	2,957,500	$0.15
Options exercised	—	(2,523,000)	$0.12
Options repurchased	98,959	—	$0.10

Balance at December 31, 2016	5,082,049	514,500	$0.30	9.84

Options outstanding and exercisable as of December 31, 2016		514,500	$0.30	9.84

Options vested and expected to vest as of December 31, 2016		514,500	$0.30	9.84

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

The following table summarizes employee and non-employee stock-based compensation expense for the year ended December 31, 2016 and its allocation within the statement of operations and comprehensive loss:

Year Ended December 31, 2016
Research and development	$67
General and administrative	23

Total stock-based compensation	$90

The Company estimates the fair value of its stock options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, such as expected term, volatility, risk-free interest rate, and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company recognizes compensation on a straight-line basis over the requisite vesting period for each award. The following assumptions were used to calculate the fair value of its stock options as of December 31, 2016:

Year Ended December 31, 2016
Risk-free interest rate	1.2% - 2.45%
Expected term (in years)	6.25 - 9.84
Volatility	67.0% - 77.8%
Dividend yield	0%

Expected Term—The Company has opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility—Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options.

Expected Dividend—The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and therefore has estimated the dividend yield to be zero.

Fair value of Common Stock—The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the board of directors, with input from management. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock on the grant-date of the stock-based award by considering a number of objective and subjective factors, including enterprise valuations of the Company’s common stock performed by an unrelated third-party specialist, valuations of comparable companies, sales of the Company’s convertible preferred stock to unrelated

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The board of directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of common stock underlying those options on the date of grant.

As of December 31, 2016, there was a total of $0.4 million of unrecognized employee compensation costs net of estimated forfeitures related to non-vested stock option awards. During 2016, the intrinsic value of shares exercised was $1.2 million and the fair value of shares vested during the year was $0.1 million.

Non-Employee Stock-Based Compensation

As of December 31, 2016, 147,792 vested stock options and 190,000 unvested stock options were held by non-employees. The Company remeasures the estimated fair value of the unvested portion of the award each period, until the award is fully vested. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of services received. The fair value of options granted to non-employees was estimated using the Black-Scholes method. The amount of stock-based compensation expense related to non-employees recognized in the financial statements for the year ended December 31, 2016 was immaterial.

Restricted Stock Awards

In 2015, in conjunction with the incorporation of the Company, the Company issued a total of 11,000,000 shares of common stock at $0.0001 per share to its two founders, the Chief Executive Officer and the President, under restricted stock agreements. At the date of grant, the shares had an estimated fair value of $0.0001 per share. Under the terms of the restricted stock agreements, shares vest monthly over four years. Upon the termination of service of these individuals, unvested shares are subject to repurchase by the Company at the original issue price.

A summary of the Company’s non-vested restricted stock for the period presented is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Remaining Vesting (Years)
Balance, December 31, 2015	9,395,833	$0.0001	3.4
Vested	2,750,000	$0.0001

Balance, December 31, 2016	6,645,833	$0.0001	2.4

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Note 9. Net Loss per Common Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

Year Ended December 31,
2016
Numerator:
Net loss per common share, basic and diluted	$(17,970)

Denominator:
Weighted-average common shares outstanding	13,363,450
Less: weighted-average common shares subject to repurchase	(9,942,080)

Weighted-average common shares used to compute basic and diluted net loss per common share	3,421,370

Net loss per common share:
basic and diluted	$(5.25)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

As of December 31, 2016
Convertible preferred stock	84,378,462
Common stock options issued and outstanding under 2015 Stock Option Plan	514,500
Remaining shares available for issuance under 2015 Stock Option Plan	5,082,049
Unvested restricted common stock	6,645,833
Unvested early exercised common stock options	2,081,340

Total	98,702,184

Note 10: Provision for Income Taxes

The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

Year Ended December 31, 2016
Federal statutory income tax rate	34.00%
Non-deductible expenses and other	(0.22)%
Change in valuation allowance	(33.78)%

Total	0.00%

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

As of December 31, 2016, the components of the Company’s deferred tax assets are as follows (in thousands):

Year Ended December 31, 2016
Deferred tax assets:
Federal and state net operating loss carryforwards	$6,343
Research and development credits carryforwards	599
Depreciation	1,384
Other	98

Total deferred tax assets	8,424
Less valuation allowance	(8,424)

Net deferred tax assets	$—

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheet. The valuation allowance increased by approximately $7.6 million for the year ended 2016.

At December 31, 2016, the Company has net operating loss carryforwards for federal income tax purposes of approximately $15.9 million that begin to expire in 2035, and federal research tax credits of approximately $0.5 million that begin to expire in 2035. The Company also has state net operating loss carryforwards of approximately $15.9 million that begin to expire in 2035, and state research tax credits of approximately $0.5 million that have no expiration date. Use of the net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change provisions of U.S. tax law and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before use.

Uncertain Tax Positions

The Company has not been audited by the Internal Revenue Service or any state tax authority. It is subject to taxation in the United States. Because of the net operating loss and research credit carryforwards, all of the Company’s tax years, from 2015 to 2016, remain open to U.S. federal and California state tax examinations. There were no interest or penalties accrued at December 31, 2016.

The Company follows the provisions of FASB Accounting Standards Codification (ASC 740-10), Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded in the financial statements. The Company’s reserve for unrecognized tax benefits is approximately $0.2 million at December 31, 2016.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Due to the full valuation allowance at December 31, 2016, current adjustments to the unrecognized tax benefit will have no impact on the Company’s effective income tax rate; any adjustments made after the valuation allowance is released will have an impact on the tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Year Ended December 31, 2016
Beginning balance	$19
Increases of unrecognized tax benefits related to current year	223

Ending balance	$242

The Company does not anticipate material changes to its uncertain tax positions through the next 12 months.

Note 11: Commitments and Contingencies

Purchase Commitments

The Company has contractual arrangements with research and development organizations and suppliers; however, these contracts are generally cancelable on 30 days’ notice and the obligations under these contracts are largely based on services performed.

Leases

The Company leases office space in Hayward, California under non-cancelable operating leases with various expiration dates through 2024. Rent expense was $0.6 million for the year ended December 31, 2016. Future minimum lease payments under non-cancelable operating leases as of December 31, 2016 are as follows (in thousands):

At December 31, 2016, future minimum commitments under non-cancelable operating leases were as follows (in thousands):

Year ending December 31:	Operating Leases
2017	$1,274
2018	1,313
2019	1,352
2020	1,392
2021	1,452
2022 to 2024	3,481

Total	$10,264

The Company has provided deposits for letters of credit totaling $0.2 million to secure its obligations under its leases, which have been classified as long-term assets on the Company’s balance sheet as of December 31, 2016.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

Legal Matters

The Company is not party to any legal proceedings and claims. In the Company’s opinion, as of December 31, 2016, there was not at least a reasonable possibility that the Company had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to any loss contingencies.

Indemnification

As permitted under Delaware law and in accordance with the Company’s bylaws, the Company is required to indemnify its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company is also party to indemnification agreements with its directors. The Company believes the fair value of the indemnification rights and agreements is minimal. Accordingly, the Company has not recorded any liabilities for these indemnification rights and agreements as of December 31, 2016.

Note 12: Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan for its employees. This plan provides for tax-deferred salary deductions for all employees. Employee contributions are voluntary. Employees may contribute up to 100% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company made no contributions to the plan for the year ended December 31, 2016.

Note 13: Subsequent Events

In August 2017, the Company entered into a license agreement (the WuXi Agreement) with WuXi Biologics (Cayman) Inc. (WuXi Biologics) for an exclusive license to develop, use, manufacture, and commercialize products including an anti-PD-1 antibody in North America, Europe, Japan and certain other territories. The Company paid upfront and milestone payments of $18.5 million. The WuXi Agreement also provides for clinical and regulatory milestone payments, commercialization milestone payments of up to $375.0 million, and tiered royalty payments to be made to WuXi Biologics that range from the high single-digits to low teens of net sales.

In September 2017, the Company entered in an option and license agreement (Taiho Agreement) with Taiho Pharmaceutical Co., Ltd., (Taiho) in which Taiho will provide $35.0 million of non-refundable, non-creditable, cash payments during the first three years of the agreement in exchange for an exclusive option, over a five-year period, to in-license the development and commercialization rights to clinical stage product candidates from the Company’s portfolio for Japan and certain other territories in Asia (excluding China). For each program for which Taiho exercises its option, the Company will receive an option payment and is eligible to receive up to $275.0 million in clinical, regulatory, and commercial milestone payments, as well as royalties, ranging from high single digits to mid-teens, on net sales in Taiho’s territories.

In October 2017, the Company executed an operating lease (Lease Amendment) for an additional 30,000 square feet in an adjacent building to its headquarters in Hayward, California. Under the terms of the Lease Amendment on this new building, the Company has additional lease obligations consisting of $5.9 million in payments through 2025. This Lease Amendment also extended the terms of the operating lease on its existing facility by approximately eighteen months through 2025.

ARCUS BIOSCIENCES, INC.

Notes to the Financial Statements

In November 2017, the Company issued 36,241,698 shares of Series C convertible preferred stock to new and existing stockholders in exchange for net proceeds of $106.7 million.

Since December 31, 2016, the Company has issued 4.1 million common stock option grants at a weighted-average exercise price of $0.39 per share. These options vest monthly on a straight-line basis over 48 months.

Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2016, through the date of the independent auditors’ report. No subsequent events have been identified for disclosure, other than those matters noted above.

             Shares

Arcus Biosciences, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Citigroup

Goldman Sachs & Co. LLC

Leerink Partners

                , 2018

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our common stock, other than underwriting discounts and commissions. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the New York Stock Exchange listing fee.

Payable By Us
SEC registration fee	$	*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.10 of our amended and restated investors’ rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We maintain insurance policies that indemnify our directors and officers against various liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since April 30, 2015, the date of our incorporation:

•	We have granted options to purchase 12,097,200 shares of our common stock to directors, officers and employees under our 2015 Stock Plan, with per share exercise prices ranging from $0.10 to $1.36.

•	We have granted an option to purchase 30,000 shares of our common stock to an advisor outside of our 2015 Stock Plan, with a per share exercise price of $0.31.

•	We have issued and sold an aggregate of 5,559,500 shares of our common stock upon exercise of options issued under our 2015 Stock Plan for aggregate consideration of $1,267,518, with per share exercise prices ranging from $0.10 to $1.36.

•	In May 2015, August 2015, and September 2015, we issued and sold an aggregate of 49,725,000 shares of our Series A preferred stock at a purchase price of $1.00 per share to 56 accredited investors for an aggregate purchase price of $49,725,000. In connection with the completion of this offering, all 49,725,000 shares of Series A preferred stock will automatically convert into an equivalent number of shares of common stock.

•	In August 2016, we issued and sold an aggregate of 34,653,462 shares of our Series B preferred stock at a purchase price of $2.02 per share to 44 accredited investors for an aggregate purchase price of approximately $69,999,993. In connection with the completion of this offering, all 34,653,462 shares of Series B preferred stock will automatically convert into an equivalent number of shares of common stock.

•	In November 2017, we issued and sold an aggregate of 36,241,698 shares of our Series C preferred stock at a purchase price of $2.9524 per share to 32 accredited investors for an aggregate purchase price of approximately $106,999,989. In connection with the completion of this offering, all 36,241,698 shares of Series C preferred stock will automatically convert into an equivalent number of shares of common stock.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. We believe all recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit no.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Restated Certificate of Incorporation of Registrant.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3*	Bylaws of Registrant.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, dated November 3, 2017, between the Registrant and the parties thereto.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*	Arcus Biosciences, Inc. 2015 Stock Plan and forms of agreements thereunder.

10.3*	Arcus Biosciences, Inc. 2018 Equity Incentive Plan, to be in effect upon completion of the offering.

10.4*	Arcus Biosciences, Inc. 2018 Employee Stock Purchase Plan, including form agreements, to be in effect upon the completion of the offering.

10.5*	Offer Letter, dated , between the Registrant and Terry Rosen, Ph.D.

10.6*	Offer Letter, dated , between the Registrant and Juan Carlos Jaen, Ph.D.

10.7*	Offer Letter, dated , between the Registrant and Jennifer Jarrett.

10.8*	Lease, dated September 30, 2015, between the Registrant and Hayward Point Eden I Limited Partnership, as amended on July 22, 2016 and October 12, 2017.

10.9*	Compensation Program for Non-Employee Directors.

10.10#†	License Agreement, dated December 8, 2016, between the Registrant and Abmuno Therapeutics LLC.

10.11†	License Agreement, dated August 16, 2017, between the Registrant and WuXi Biologics (Cayman) Inc.

10.12#†	Option and License Agreement, dated September 19, 2017, between the Registrant and Taiho Pharmaceutical Co., Ltd.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.
#	Previously filed.
†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hayward, State of California, on the          day of             , 2018.

ARCUS BIOSCIENCES, INC.

By:
Terry Rosen, Ph.D. Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Terry Rosen, Ph.D. and Jennifer Jarrett and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

Terry Rosen, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Juan Carlos Jaen, Ph.D.	President and Director	, 2018

Jennifer Jarrett	Chief Business Officer and Chief Financial Officer (Principal Financial Officer)	, 2018

Steven Chan	Principal Accounting Officer	, 2018

Yasunori Kaneko, M.D.	Director	, 2018

Kathryn Falberg	Director	, 2018

David William Beier	Director	, 2018